 Exhibit 99.1

THE TORONTO-DOMINION BANK
Notice of 2022 annual meeting of common shareholders and management proxy circular
Annual meeting April 14, 2022

The Toronto-Dominion Bank
Notice of Annual Meeting of Common Shareholders
This year our annual meeting of common shareholders will be held on Thursday, April 14, 2022 at 9:30 a.m. (Eastern). At this time, we can confirm that there will be a virtual meeting available via live webcast online and via live audio-only access by telephone. Details for the webcast and phone line can be found here: www.td.com/annual-meeting/2022. If circumstances permit, as noted below, we may add an in-person component to our annual meeting.
After this management proxy circular is finalized, we may determine to change the format of our annual meeting of common shareholders to add an in-person component at the Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario, and hold our annual meeting of common shareholders as an in-person and virtual hybrid meeting. If we were to make such determination, any in-person component of the meeting would be conducted in accordance with applicable health guidelines and regulations, and in a manner that prioritizes the health and safety of our shareholders, employees and community. In all circumstances, any shareholder who cannot attend in person (if an in-person component is introduced) or prefers to participate virtually is invited to attend and participate in the meeting online.
Any changes to the format of our meeting will be posted on www.tsxtrust.com, on our website at www.td.com, or on SEDAR at www.sedar.com. Please be sure to check in from time to time.
BUSINESS OF THE MEETING
At the meeting, shareholders will be asked to:
1.
Receive the financial statements for the year ended October 31, 2021, and the auditor’s report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider the shareholder proposals set out on pages 81 to 88 of the management proxy circular

6.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 10 of the management proxy circular.
Holders of common shares on February 14, 2022 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,813,664,386 common shares of The Toronto-Dominion Bank outstanding on February 14, 2022.
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Superintendent of Financial Institutions Canada, we are using notice-and-access to deliver the management proxy circular to our registered and non-registered (beneficial) shareholders. This means that the management proxy circular is being posted online for you to access rather than being mailed out. The management proxy circular is available at www.meetingdocuments.com/TSXT/TD, on our website at www.td.com, or on SEDAR at www.sedar.com. If you prefer to have a paper copy, you can request one from our transfer agent in the manner described on page 8 of the management proxy circular.
Your vote is important. If you cannot attend the meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.
By order of the Board of Directors
Gwen Hughes
Associate Vice President and Corporate Secretary
Toronto, Ontario, Canada
February 14, 2022

Dear Shareholders,
Please join us at our 166th annual meeting of common shareholders on April 14, 2022.
We look forward to the annual meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from our shareholders.
We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you attend the meeting virtually or, if an in-person component is introduced, in person. This circular describes the business to be conducted at the meeting and provides you, our shareholders, with information on the bank’s approach to executive compensation and to corporate governance. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the form of proxy or voting instruction form.
If you are able to attend the meeting, whether virtually or, if an in-person component is introduced, in person, there will be an opportunity to ask questions.
If attending virtually, registered shareholders and non-registered (beneficial) shareholders, acting directly or through their duly-appointed proxyholders, will be able to participate, ask questions, and vote “in real time” at the meeting through the webcast portal by following the procedures set out in the management proxy circular.
If you are unable to attend virtually or, if an in-person component is introduced, in person, there are other ways that you can watch or listen to the meeting live or by replay at a later time:
•
Live Webcast and Live Audio: Details for the webcast and live audio can be found here: www.td.com/annual-meeting/2022

•
Replay: A recorded version of the meeting will be available on our website following the meeting also at www.td.com/annual-meeting/2022

We look forward to hearing directly from shareholders at our meeting on April 14th and hope that you will be able to participate.
Sincerely,

Brian M. Levitt Board Chair	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the Board Chair, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the Board Chair.

MANAGEMENT PROXY CIRCULAR
WHAT’S INSIDE

All information in this management proxy circular (the circular) is as of February 7, 2022, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the bank and TD refer to The Toronto-Dominion Bank, you and your refer to holders of the bank’s common shares, and common shares and shares refer to the bank’s common shares.

Financial information about the bank is found in our comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2021 (MD&A). Financial information and additional information about the bank are available on the bank’s website (www.td.com), SEDAR (www.sedar.com), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 118 of this circular.
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ACCESSING THE MEETING VIRTUALLY
Registered shareholders and non-registered (beneficial) shareholders who do not attend the meeting in person (if an in-person component is introduced) may, acting directly or through their duly-appointed proxyholders, participate, ask questions, and vote “in real time” at the meeting through the below-referenced webcast portal by following the procedures set out below under the heading “Voting Information”. You may also simply watch the live virtual meeting via the webcast portal or listen to the live audio feed via telephone. You can also watch the replay at a later time as indicated below.
•
Live Webcast and Live Audio: Details for the webcast and live audio can be found here: www.td.com/annual-meeting/2022

•
Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/annual-meeting/2022

For information on how to vote your shares, please see the “Voting Information” section of this circular.
VOTING INFORMATION
PROXY SOLICITATION
This circular is provided in connection with management’s solicitation of proxies for the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank has retained TMX Investor Solutions Inc. to help us with this process, at an estimated cost of $40,000. The bank pays the costs associated with soliciting proxies.
WHO CAN VOTE
On February 14, 2022, the date for determining which shareholders are entitled to vote at the meeting, there were 1,813,664,386 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the Bank Act) restrictions. Shares cannot be voted if they are beneficially held by:
•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.
Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.
HOW MANY VOTES DO YOU GET
You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 14, 2022, subject to the restrictions described above.
HOW TO VOTE
How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders.
	Beneficial Shareholders	Registered Shareholders
Type of shareholder
You are a beneficial shareholder if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the shares registered in your own name.
You have various options for voting. You may vote in advance of the meeting, during the meeting (in person (if an

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States.
You have various options for voting. You may vote in advance of the meeting, during the meeting (in person (if an in-person component is introduced) or

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	Beneficial Shareholders	Registered Shareholders

in-person component is introduced) or virtually), or you may appoint another person, called a proxyholder, to attend the meeting (in person (if an in-person component is introduced) or virtually) and vote on your behalf  (see the section on “Appointing a Different Proxyholder” below for details). Carefully follow the instructions below for the option you select.

virtually), or you may appoint another person, called a proxyholder, to attend the meeting (in person (if an in-person component is introduced) or virtually) and vote on your behalf (see the section on “Appointing a Different Proxyholder” below for details). Carefully follow the instructions below for the option you select.

To vote in advance of the meeting
You must follow the instructions on the voting instruction form you received and return it using one of the following methods:
By Internet:
Go to the following website: www.proxyvote.com and vote using the unique control number located on your voting instruction form.
By Mail:
Using the envelope provided, send the duly completed, signed and dated (on the back) voting instruction form by mail.
By Phone:
Call 1-800-474-7493 (for service in English) or 1-800-474-7501 (for service in French).
By Fax:
Send the duly completed, signed and dated voting instruction form by fax to 905-507-7793 or 514-281-8911.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 12, 2022, one business day before the proxy deposit date, which is April 13, 2022. Refer to the instructions on your voting instruction form.

You must follow the instructions on the form of proxy you received and return it using one of the following methods:
By Internet:
If you hold a share certificate, go to the following website: www.tsxtrust.com/vote-proxy and vote using the control number located on your form of proxy.
If you hold your shares via the DRS, go to the following website: www.investorvote.com/TDM and vote using the control number located on your form of proxy.
Voting will be available until 9:30 a.m. (Eastern) on April 13, 2022.
By Email:
If you hold a share certificate, you can vote by email by completing, signing and dating the proxy, and then scanning and emailing both sides to proxyvote@tmx.com.
If you hold your shares via the DRS, email voting is not available.
By Fax:
You can vote by completing, signing and dating (on the back) the form of proxy and sending it by fax to:
•
if you hold a share certificate, 416-368-2502 or 1-866-781-3111 (toll-free in Canada and the United States)

•
if you hold your shares via the DRS, 1-866-405-9259.

By Mail:
If you hold a share certificate or hold your shares via DRS, using the envelope provided, send the duly completed, signed and dated (on the back) form of proxy by mail.
To be valid, your form of proxy must be received by your transfer agent by 9:30 a.m. (Eastern) on April 13, 2022, the proxy deposit date.

To vote in person at the meeting (if an in-person component is introduced)
Either (a) insert your name in the space provided or mark the appropriate box on the enclosed voting instruction form to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary; or (b) if your intermediary makes this option available, go to www.proxyvote.com and enter your control number listed on the voting instruction form and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you
Do not complete the form of proxy or return it. Please register with the bank’s transfer agent, TSX Trust Company, when you arrive at the meeting.
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	Beneficial Shareholders	Registered Shareholders

additional documentation that must also be completed in order for you to vote in person at the meeting. Please register with the bank’s transfer agent, TSX Trust Company, when you arrive at the meeting.

To vote via Internet during the meeting
If you wish to exercise your voting rights virtually during the meeting, you will need to appoint yourself as proxyholder and register by following these instructions.
Step 1: To register as your proxyholder, either:
(a) insert your name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com  and enter the control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 12, 2022, one business day before the proxy deposit date, which is April 13, 2022. Refer to the instructions on your voting instruction form for more details.
Step 2: Contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or call 1-866-751-6315 or (212) 235-5754 no later than 3:00 p.m. (Eastern) on April 13, 2022 to obtain a control number, which you will need in order to attend and vote at the virtual meeting.
Step 3: Once you have registered as a proxyholder and obtained a control number from TSX Trust Company, you must follow these instructions on the day of the meeting. We recommend that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2022.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password TD2022 (case sensitive).

If you wish to exercise your voting rights virtually during the meeting, do not complete the form of proxy or return it, and follow these instructions.
You must follow these instructions on the day of the meeting. We recommend that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2022.

2.
Click on the webcast link.

3.
Select “Shareholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (found on the form of proxy).

6.
Enter the password TD2022 (case sensitive).

7.
Then follow the instructions to vote when prompted.

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	Beneficial Shareholders	Registered Shareholders
7. Then follow the instructions to vote when prompted.
Caution regarding live voting at the virtual webcast meeting
Once you log into the virtual meeting and accept the terms and conditions, if you proceed to vote during the meeting on one or more of the matters submitted for a vote at the meeting, you will be agreeing to revoke all previously submitted proxies for the meeting in respect of such matter or matters. You must ensure you are connected to the Internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting.

Changing your vote	Please contact your intermediary for instructions on how to revoke your voting instructions.
If you have signed and returned the form of proxy, you may revoke it by delivering written notification to the bank’s corporate secretary in any of the ways indicated on the form of proxy not later than 5:00 p.m. (Eastern) on April 13, 2022, or to the Chair of the meeting before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.
If you voted online in advance of the meeting and you wish to change your voting instructions, please proceed to re-enter your vote using your control number by following the instructions on the form of proxy you received and using any of the methods listed above.

Attending virtually as a guest
Guests can log into the webcast portal to view the virtual meeting, but are not able to vote at the meeting. To log in as a guest, we recommend you begin the following at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2022.

2.
Click on the webcast link.

Select “Guest” under the “Relationship to Bank” header on the webcast registration page and complete the requested information. You will automatically be directed to the virtual meeting after this step.

APPOINTING A DIFFERENT PROXYHOLDER
You can appoint a different proxyholder to attend the annual meeting virtually or in-person (if an in-person component is introduced), if you are a registered shareholder or non-registered (beneficial) shareholder.
The persons named as proxyholders in the form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by TSX Trust Company or the bank’s corporate secretary at least 24 hours before the meeting. Contact information for the bank’s transfer agent is provided on page 118 of this circular. Contact information for the corporate secretary is set out under the heading “Shareholder Proposals” on page 11 of this circular.
Virtual Attendees
Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

You will need to appoint your designee as proxyholder and register by following these instructions.
Step 1: To register your proxyholder, either:
(a) insert your designee’s name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by

You will need to appoint your designee as proxyholder and register by following these instructions.
Step 1: To register your proxyholder:
Check the box “To attend the virtual meeting and vote these shares at the meeting” on the voting instruction form provided by your intermediary and return the voting instruction form in a manner permitted by your intermediary thereby requesting a legal proxy to be sent to you.

If you wish to appoint a designee to represent you and vote online at the virtual meeting, you must follow the following steps:
Step 1: Appoint your proxyholder by entering their name in the space provided for this purpose on the form of proxy that you have received, and returning the form of proxy by 9:30 a.m. (Eastern) on April 12, 2022 using one of the methods mentioned above under “To vote in advance of the meeting”.

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Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com and enter your control number listed on the voting instruction form and insert your designee’s name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for your designee to vote.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 12, 2022, one business day before the proxy deposit date, which is April 13, 2022. Refer to the instructions on your voting instruction form for more details.
Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or by calling 1-866-751-6315 or (212) 235-5754 by 3:00 p.m. (Eastern) on April 13, 2022 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. We recommend that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2022.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password TD2022 (case sensitive).

7.
Then follow the instructions to vote when prompted.

Please follow your intermediary’s instructions and deadline to obtain a legal proxy.
Once the legal proxy is obtained from your intermediary, please forward the document to TSX Trust Company no later than 9:30 a.m. (Eastern) on April 12, 2022.
Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or by calling 1-866-751-6315 or (212) 235-5754 by 3:00 p.m. (Eastern) on April 13, 2022 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. We recommend that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2022.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password TD2022 (case sensitive).

7.
Then follow the instructions to vote when prompted.

Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-
number-request or by calling 1-866-751-6315 or (212) 235-5754 by 3:00 p.m. (Eastern) on April 13, 2022 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as a proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. We recommend that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2022.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the top menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password TD2022 (case sensitive).

7.
Then follow the instructions to vote when prompted.

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In-Person Attendees (If an in-person component is introduced)
Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)	Registered Shareholders

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

Check the box “To attend the meeting and vote these shares in person” on the voting instruction form provided by your intermediary, thereby requesting a legal proxy to be sent to you.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Insert the person’s name in the blank space provided in the form of proxy or complete another legal form of proxy.
Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.

HOW YOUR PROXY WILL BE VOTED
If you are eligible to vote and you have properly given voting instructions in your proxy form or voting instruction form, the proxyholder will be required to vote your common shares in accordance with your instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.
If you appoint the persons designated in the form of proxy or voting instruction form as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:
•
FOR the election of each nominee set out under the heading “Director Nominees”;

•
FOR the appointment of Ernst & Young LLP as auditor;

•
FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee (HRC)” and “Approach to Executive Compensation” sections of this circular; and

•
AGAINST each shareholder proposal set out on pages 81 to 88.

QUESTIONS
Shareholders attending the meeting online can ask questions during the meeting in writing at any time until the Chair of the meeting closes the Q&A session. Participants attending the meeting in-person (if an in-person component is introduced) or via telephone will be able to ask questions during the meeting. Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response. More information, including the rules of procedure and how to ask questions at the meeting, will be made available at www.td.com/annual-meeting/2022 in advance of the meeting.
ADDITIONAL INFORMATION
For additional information regarding how to vote, attending the meeting online (including technical and logistical issues related to accessing the meeting online) or other general proxy matters, please call 1-800-387-0825 (Canada and the United States) or 416-682-3860 (other countries).
SHAREHOLDER APPROVAL
A simple majority of the votes cast, in person (if an in-person component is introduced), online or by proxy, will constitute approval of each matter specified in this circular.
AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING
The form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly
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come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in their discretion.
VOTING CONFIDENTIALITY
To keep your vote confidential, proxies are counted and tabulated by TSX Trust Company. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.
VOTING RESULTS
Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/annual-meeting/2022) and at www.sedar.com and www.sec.gov.
DELIVERY OF THE CIRCULAR
Notice-and-Access
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice-and-access to deliver our circular to registered and non-registered shareholders. This means that this circular is being posted online for you to access rather than being mailed out. You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
The circular is available at www.tsxtrust.com, on our website at www.td.com, or on SEDAR at www.sedar.com. If you prefer to have a paper copy, you can request one from our transfer agent in the manner described below. A copy of the circular will be sent to you (at no cost to you) within three business days of your request.
How to request a paper copy of the circular
Upon request, we will provide a paper copy of the circular, to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR. Here is how you can request a paper copy.
Before the Meeting
At www.meetingdocuments.com/TSXT/TD or call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries).
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.
After the Meeting
Call 1-888-433-6443 or 416-682-3801.
If your request is made before April 14, 2022 (the date of the meeting), the circular will be sent to you within three business days of receipt of your request. If the request is made on or after April 14, 2022, the circular will be sent to you within ten calendar days of receiving your request.
To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on April 5, 2022 (this factors the three business day period for processing requests as well as typical mailing times).
Who to contact if you have questions about notice-and-access
If you have any questions please call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries).
ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS
The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular, the notice-and-access notice, form of proxy or voting instruction form for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via e-mail when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends
8   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign up for e-delivery.
	Before the Meeting	After the Meeting
Registered Shareholders (Certificate)	Call 1-888-433-6443 or 416-682-3801	Sign-up for e-delivery at tsxtrust.com/edelivery or by contacting TSX Trust Company (contact information is provided on page 118 of this circular) for further instructions.
Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/investor or by contacting Computershare (contact information is provided on page 118 of this circular) for further instructions.
Beneficial Owners	Go to www.proxyvote.com and use the control number provided on your voting instruction form.	Contact your intermediary for a unique enrollment number and further instructions.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   9

BUSINESS OF THE MEETING
RECEIVE FINANCIAL STATEMENTS
The bank’s comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2021 (the 2021 MD&A), together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2021 annual report, which has been mailed to shareholders and is available at www.td.com, www.sedar.com, and in the bank’s annual report on Form 40-F at www.sec.gov.
ELECT DIRECTORS
The 13 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. All nominees are currently directors of the bank. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s majority voting policy is described in Schedule A to this circular.
Unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).
The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.
APPOINT AUDITOR
The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2021, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.
The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.
PRE-APPROVAL POLICIES AND SHAREHOLDERS’ AUDITOR SERVICE FEES
The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditor service fees, see the bank’s 2021 annual information form (www.td.com/investor/other.jsp or www.sedar.com).
The fees paid to EY, the current shareholders’ auditor, for services performed during the past three fiscal years are detailed in the table below.
	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2021	2020	2019
Audit fees(1)	$28,530	$28,283	$26,395
Audit-related fees(2)	1,502	1,334	1,477
Tax fees(3)	913	1,481	1,794
All other fees(4)	1,103	1,680	512
Total Bank and Subsidiaries	$32,048	$32,778	$30,178
Investment Funds(5)	3,060	2,970	231
Total Fees	$35,108	$35,748	$30,409

(1)
Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements including

10   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

the audit of internal control over financial reporting, the audit of its subsidiaries, and other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.
(2)
Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the Bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting,; assurance services or specified procedures that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

(3)
Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(4)
All other fees include fees for reports on control procedures at a service organization; audit and tax services for SEC-registered funds, subject to the SEC investment company complexes rules as well as other funds and related management entities; benchmark studies; regulatory advisory services; and performance and process improvement services.

(5)
Includes fees for professional services provided by EY for certain investment funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connections with the annual audit, statutory and regulatory filings, and other services for the investment funds, in return for a fixed administration fee. For certain funds, these fees are paid directly by the funds. EY was appointed auditor of the majority of the investment funds for the fiscal year ended October 31, 2020.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the HRC in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.
Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:
“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 34 - 47 of the management proxy circular.”
While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the Board Chair will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.
At its 2021 annual meeting of shareholders held on April 1, 2021, the bank achieved 95.9% shareholder support for its non-binding advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of the bank’s 2021 management proxy circular.
The board recommends that you vote FOR the approach to executive compensation.
SHAREHOLDER PROPOSALS
Shareholder proposals submitted for consideration at the meeting are set out beginning on page 81 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.
The board recommends that you vote AGAINST each shareholder proposal set out on pages  81 to 88 of this circular. The board’s reasons for opposing each proposal are also set out on pages  81 to 88 of this circular.
In order to be considered at next year’s annual shareholders’ meeting, proposals, including director nominations under the bank’s proxy access policy (which is available on the bank’s website), must be received by Wednesday, November 16, 2022. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   11

DIRECTOR NOMINEES
Thirteen director nominees are proposed for election to the board of directors at the meeting.
Independence		Tenure		Gender Diversity		Other Diversity
Independent Non-Independent	92% 8%	0-5 years 6-10 years 11-15 years	15% 62% 23%	Female	38%	Visible minority, Indigenous, LGBTQ2+ or person with a disability	38%
INDEPENDENCE
Twelve of the nominees proposed for election, including the Board Chair, are independent  —  they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.
TENURE
The average tenure of our nominees is 8.1 years as at February 7, 2022. The distribution of tenures shown in the table above provides a balance between fresh perspectives and experience and organizational knowledge acquired over time. You can read more about our Retirement Age and Term Limits on page 108 of this circular.
DIVERSITY
The board of directors is committed to being constituted of highly qualified individuals with a broad spectrum of competencies and an appropriate mix of experience, expertise and perspectives. This commitment is key to enabling the board to carry out its wide-ranging responsibilities. As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the competencies of the board, the corporate governance committee considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background, and other attributes, while recognizing that the board is comprised of a limited number of individuals.
In support of the bank’s Board Diversity Policy, the board has established a goal that women and men each comprise at least 30% to 40% of the board’s directors. This year, women comprise 38% (5 of 13) of all director nominees. In addition, women chair two of the bank’s four board committees.
In a voluntary survey conducted of board nominees in December 2021, nominees were asked if they self-identified as a visible minority(1), an Indigenous person(2), LGBTQ2+(3) or a person with a disability(4). The results of that voluntary survey show that 38% (5 of 13) of all director nominees self-identify as a member of one of those groups.
You can read more about diversity on page 105 of this circular.
COMPETENCIES AND SKILLS/EXPERIENCES
The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading “Key Areas of Expertise/Experience” below and information regarding the board’s approach to its composition, director nominations and board renewal are described in Schedule A to this circular.

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(2)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“LGBTQ2+” is defined as a member of the Lesbian, Gay, Bisexual, Transgender, Queer, Two-Spirit, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

12   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR PROFILES
The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 21, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

Cherie Brant
Age: 47
Tyendinaga Mohawk
Territory, ON,
Canada
Independent
Director since August
2021
Ms. Brant, has been a Partner at Borden Ladner Gervais LLP (“BLG”) since 2019. Prior to that she was a Partner at Dickinson Wright LLP and Willms & Shier Environmental Lawyers LLP. Ms. Brant holds a JD from the University of Toronto and a BA in Environmental Studies, Urban and Regional Planning from the University of Waterloo.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Executive Leadership	• Government/Public Affairs • Legal/Regulatory	• Operational Excellence • Risk Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board (9) Risk (9) Combined Total	3 of 3 2 of 3 5 of 6	100% 67% 83%	• Hydro One (2018 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2022	1,526	2,087	3,613	$350,389	$(384,611)	0.48

Amy W. Brinkley
Age: 66
Charlotte, NC, USA
Independent
Director since
September 2010
Results of 2021 vote:
99.5% in favour
Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and a former director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Executive Leadership • Financial Services	• Legal/Regulatory • Operational Excellence	• Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources Risk (chair) Combined Total	10 of 10 7 of 7 6 of 6 9 of 9 32 of 32	100% 100% 100% 100% 100%	• Roper Technologies, Inc. (2015 – present) • Carter’s, Inc. (2010 – 2021)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	2,400	70,572	72,972	$7,076,825	$6,341,825	9.63
2021	2,400	65,414	67,814	$4,877,183	$4,202,183	7.23

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   13

Brian C. Ferguson
Age: 65
Calgary, AB, Canada
Independent
Director since
March 2015
Results of 2021 vote:
99.1% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil company, a position he held from December 2009 to November 2017. Prior to that, Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of Chartered Professional Accountants Alberta.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Environmental, Social and Governance • Executive Leadership	• Government/Public Affairs • Risk Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Audit Combined Total	10 of 10 9 of 10 19 of 20	100% 90% 95%	• Cenovus Energy Inc. (2009 – 2017)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	4,573	29,549	34,122	$3,309,152	$2,574,152	4.50
2021	4,573	25,747	30,320	$2,180,614	$1,505,614	3.23

Colleen A. Goggins(5)
Age: 67
Princeton, NJ, USA
Independent
Director since
March 2012
Results of 2021 vote:
99.6% in favour
Ms. Goggins is a Corporate Director. She is the former Worldwide Chairman, Consumer Group at Johnson & Johnson and former member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Executive Leadership	• Marketing/Digital/Data • Operational Excellence	• Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Risk Combined Total	10 of 10 9 of 9 19 of 19	100% 100% 100%	• Bayer AG (2017 – present) • IQVIA (2017 – present) (formerly Quintiles IMS Holdings, Inc.) • SIG Combibloc Group AG (2018 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	8,800	47,617	56,417	$5,471,321	$4,736,321	7.44
2021	8,800	43,196	51,996	$3,739,552	$3,064,552	5.54

14   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Jean-René Halde
Age: 73
Saint-Laurent, QC,
Canada
Independent
Director since
December 2015
Results of 2021 vote:
99.8% in favour
Mr. Halde is a Corporate Director. He is the former President and Chief Executive Officer of the Business Development Bank of Canada from June 2005 to June 2015. Prior to June 2005, Mr. Halde held chief executive officer positions at several companies, including Metro-Richelieu Inc., Culinar Inc., and Livingston Group Inc. Mr. Halde holds an undergraduate degree from the Collège Saint-Marie, a master’s degree in Economics from the University of Western Ontario, and a master’s degree in business administration from the Harvard Business School.
Key Areas of Expertise/Experience
• Audit/Accounting • Executive Leadership	• Financial Services • Government/Public Affairs	• Marketing/Digital/Data • Risk Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Audit Combined Total	10 of 10 10 of 10 20 of 20	100% 100% 100%	• D-BOX Technologies Inc. (2018 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	2,000	24,697	26,697	$2,589,075	$1,854,075	3.52
2021	2,000	21,178	23,178	$1,666,962	$991,962	2.47

David E. Kepler
Age: 69
Sanford, MI, USA
Independent
Director since
December 2013
Results of 2021 vote:
99.8% in favour
Mr. Kepler is a Corporate Director. He is the former Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley.
Key Areas of Expertise/Experience
• Environmental, Social and Govemance • Executive Leadership	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation • Technology Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Human Resources Risk Combined Total	10 of 10 6 of 6 9 of 9 25 of 25	100% 100% 100% 100%	• Autoliv Inc. (2015 – 2021) • Teradata Corporation (2007 – 2021)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	7,006	18,579	25,585	$2,481,233	$1,746,233	3.38
2021	7,006	16,668	23,674	$1,702,634	$1,027,634	2.52

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   15

Brian M. Levitt
Age: 74
Kingston, ON,
Canada
Independent
Director since
December 2008
Board Chair since
January 2011
Results of 2021 vote:
99.2% in favour
Mr. Levitt is the chair of the board of directors of the bank. He is the former President and then Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt also previously served in various executive and non-executive leadership positions at the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Executive Leadership	• Financial Services • Government/Public Affairs	• Legal/Regulatory • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Corporate Governance (chair) Human Resources Combined Total	10 of 10 7 of 7 6 of 6 23 of 23	100% 100% 100% 100%
•
The Charles Schwab Corporation (2020 – present)

•
Xebec Adsorption (2021 – present)

•
Domtar Corporation (2007 – 2021)

•
Stelco Holdings Inc. (2017 – 2019)

•
TD Ameritrade Holding Corporation (2016 – 2020)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	30,000	126,412	156,412	$15,168,836	$13,713,836	10.43
2021	30,000	116,952	146,952	$10,568,788	$9,233,788	7.92

Alan N. MacGibbon
Age: 65
Oakville, ON, Canada
Independent
Director since
April 2014
Results of 2021 vote:
99.8% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. MacGibbon is a Corporate Director. He is the former Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012, and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit/Accounting • Environmental, Social and Governance	• Executive Leadership • Financial Services	• Risk Management • Technology Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Audit (chair) Corporate Governance Risk Combined Total	10 of 10 10 of 10 7 of 7 9 of 9 36 of 36	100% 100% 100% 100% 100%	• CAE Inc. (2015 – present)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	4,076	49,933	54,009	$5,237,793	$4,502,793	7.13
2021	4,076	43,361	47,437	$3,411,669	$2,736,669	5.05

16   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Karen E. Maidment
Age: 63
Cambridge, ON,
Canada
Independent
Director since
September 2011
Results of 2021 vote:
99.5% in favour
Ms. Maidment is a Corporate Director. Ms. Maidment is the former Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009 and also served as the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Prior to that, she held several executive positions, including Chief Financial Officer, with Clarica Life Insurance Company. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership • Financial Services • Insurance	• Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources (chair) Risk Combined Total	10 of 10 7 of 7 6 of 6 9 of 9 32 of 32	100% 100% 100% 100% 100%	• TD Ameritrade Holding Corporation (2010 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	11,590	57,027	68,617	$6,654,477	$5,919,477	9.05
2021	11,590	51,626	63,216	$4,546,495	$3,871,495	6.74

Bharat B. Masrani
Age: 65
Toronto, ON, Canada
Non-Independent(6)
Director since
April 2014
Results of 2021 vote:
99.5% in favour
Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Executive Leadership • Financial Services	• Legal/Regulatory • Operational Excellence • Risk Management	• Talent Management & Executive Compensation • Technology Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board	10 of 10	100%	• The Charles Schwab Corporation (2020 – present) • TD Ameritrade Holding Corporation (2013 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs(7)	Total Common Shares and DSUs	For required and actual share ownership as an executive, see “Share Ownership Requirements” on pages 52 and 68.
2022	876,140	315,710	1,191,850
2021	837,579	304,473	1,142,052

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   17

Nadir H. Mohamed
Age: 65
Toronto, ON, Canada
Independent
Director since
April 2008
Results of 2021 vote:
98.4% in favour
Mr. Mohamed is a Corporate Director. He is the former President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants British Columbia.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Executive Leadership	• Marketing/Digital/Data • Operational Excellence	• Talent Management & Executive Compensation • Technology Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Human Resources Combined Total	10 of 10 6 of 6 16 of 16	100% 100% 100%	• Cineplex Inc. (2017 – present) • Trilogy International Partners Inc. (2015 – present) (formerly Alignvest Acquisition Corporation) • Alignvest Acquisition II Corporation (2017 – 2019)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	14,200	75,109	89,309	$8,661,187	$7,926,187	11.78
2021	14,200	69,929	84,129	$6,050,558	$5,375,558	8.96

Claude Mongeau
Age: 60
Montreal, QC,
Canada
Independent
Director since
March 2015
Results of 2021 vote:
99.9% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. Mongeau is a Corporate Director. He is the former President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company, from January 2010 to June 2016. Prior to that, Mr. Mongeau was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Mongeau holds an undergraduate degree in psychology from the Université du Québec à Montréal and a master’s degree in business administration from McGill University.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Environmental, Social and Governance • Executive Leadership	• Government/Public Affairs • Operational Excellence
Board and Committee Meeting Attendance for Fiscal 2021			Environmental and Social Matters
Board Audit Combined Total	10 of 10 10 of 10 20 of 20	100% 100% 100%	• Cenovus Energy Inc. (2016 – present) • Norfolk Southern Corporation (2019 – present) • Telus Corporation (2017 – 2019)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	45,787	28,449	74,236	$7,199,407	$6,464,407	9.80
2021	36,547	24,796	61,343	$4,411,789	$3,736,789	6.54

18   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

S. Jane Rowe
Age: 62
Toronto, ON, Canada
Independent
Director since
April 2020
Results of 2021 vote:
99.9% in favour
Designated
Audit Committee
Financial Expert(4)
Ms. Rowe is the Vice Chair, Investments, Ontario Teachers’ Pension Plan (“Ontario Teachers”) and formerly the Executive Managing Director, Equities, Ontario Teachers, an independent organization responsible for administering and managing the assets of the Ontario Teachers’ Pension Plan for the benefit of active and retired teachers of Ontario, and also served as Senior Managing Director, Ontario Teachers’ Private Capital from 2010 to 2018. Prior to that, Ms. Rowe held several executive positions at Scotiabank from 1987 to 2010 including President and Chief Executive Officer of Scotia Mortgage Corporation and Roynat Capital Inc. Ms. Rowe holds an undergraduate degree in commerce from the Memorial University of Newfoundland and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Executive Leadership • Financial Services	• Operational Excellence • Risk Management
Board and Committee Meeting Attendance for Fiscal 2021			Other Public Company Directorships (for past five years)
Board Audit Combined Total	10 of 10 10 of 10 20 of 20	100% 100% 100%	• Enbridge (2021 – present) • Premier Lotteries Capital UK Limited (2019 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2022	12,710	4,192	16,902	$1,639,156	$904,156	2.23
2021	11,273	2,793	14,066	$1,011,627	$336,627	1.50

(1)
Common share and DSU equity ownership amounts for 2022 are as of February 7, 2022. Common share and DSU equity ownership amounts for 2021 are as of February 1, 2021. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2022, the SOR requirement for the Board Chair is $1,455,000 and for independent directors is $735,000. For fiscal 2021, the SOR requirement for the Board Chair was $1,335,000 and for independent directors was $675,000.

(2)
Ms. Brinkley’s, Ms. Maidment’s and Mr. MacGibbon’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2021 and 2022.

(3)
For 2022 and 2021, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2021 ($96.98) and December 31, 2020 ($71.92).

(4)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(5)
Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (Valeant). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des Marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016 and from May 17, 2016 to June 8, 2016.

(6)
Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered “independent” under bank policy or the Canadian Securities Administrators’ National Policy 58-201  —  Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(7)
Mr. Masrani’s DSUs total includes vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 122,376 VSUs as of February 7, 2022 and 118,021 VSUs as of February 1, 2021. Additional details on VSUs can be found on page 46.

(8)
Directors have five years from their respective first election date to meet the SOR.

(9)
Ms. Brant was appointed to the Board and the Risk Committee on August 25, 2021.

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Key Areas of Expertise/Experience
All of our directors have broad experience and expertise acquired from senior level involvement in major organizations. As a result, each director has significant expertise in executive leadership and governance. The following chart identifies the additional “key areas of expertise/experience” for each independent director nominee on a consolidated basis.

Skills/Experience
Director	Audit/Accounting	Capital Markets/Treasury	Environmental, Social and Governance	Executive Leadership	Financial Services	Government/Public Affairs	Insurance	Legal/Regulatory	Marketing/Digital/Data	Operational Excellence	Risk Management	Talent Management & Executive Compensation	Technology Management
Cherie L. Brant			✔	✔		✔		✔		✔	✔
Amy W. Brinkley			✔	✔	✔			✔		✔	✔	✔
Brian C. Ferguson	✔	✔	✔	✔		✔					✔
Colleen A. Goggins			✔	✔					✔	✔	✔	✔
Jean-René Halde	✔			✔	✔	✔			✔		✔
David E. Kepler			✔	✔						✔	✔	✔	✔
Brian M. Levitt		✔		✔	✔	✔		✔				✔
Alan N. MacGibbon	✔		✔	✔	✔						✔		✔
Karen E. Maidment	✔	✔	✔	✔	✔		✔				✔	✔
Nadir H. Mohamed		✔		✔					✔	✔		✔	✔
Claude Mongeau	✔	✔	✔	✔		✔				✔
S. Jane Rowe	✔	✔		✔	✔					✔	✔
Board and Committee Meeting Attendance
During the 12 months ended October 31, 2021, the board held nine regularly scheduled meetings and one special meeting. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, directors from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 99% of all board and applicable committee meetings during fiscal 2021. All director nominees attended a minimum of 83% of total eligible board and committee meetings during fiscal 2021. Each director nominee’s attendance at board and applicable committee meetings during fiscal 2021 is set out in each of the “Director Profiles” in the “Director Nominees” section of this circular.
Additional Information About Directors Not Standing for Election
Ms. Irene Miller, an independent director who has served as a director of the bank since May 2006, will not be standing for re-election at the meeting. Ms. Miller is a Corporate Director and Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller attended 10 of 10 meetings of the board and 10 of 10 meetings of the audit committee during fiscal 2021.
Mr. Joe Natale, an independent director who has served as a director of the bank since April 2021, will not be standing for re-election at the meeting. Mr. Natale is the former President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company. Mr. Natale attended 5 of 5 meetings of the board during fiscal 2021.
20   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR COMPENSATION
Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the Board Chair and committee chairs engage regularly with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify expectations and discuss issues. The bank believes in a simple, easy to understand director compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market, and reviews compensation on a biennial basis. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.
ELEMENTS OF DIRECTOR COMPENSATION
The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2021. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.
Annual Cash Retainer	2021
Board Chair(1)	$222,500
Other directors(2)	$112,500
Equity Award(3)
Board Chair	$222,500
Other directors	$112,500
Additional Committee Membership Fees
Chair of a board committee(4)	$52,500
Additional committee memberships(5)	$15,000
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are paid in DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e. non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank’s head office in Toronto: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of their city of principal residence.
In addition, for acting as members of the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.
Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of their annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.
The bank does not issue stock options as part of director compensation.
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DIRECTOR COMPENSATION TABLE
The following table summarizes compensation paid to non-employee directors during 2021.
	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share-based Awards(4) ($)	All Other Compensation(5) ($)	Total(6) ($)
Cherie L. Brant(7)	28,125	—	—	—	—	28,125	150,625	—	178,750
Amy W. Brinkley(8)	112,500	15,000	—	52,500	20,000	200,000	122,500	335,119	657,619
Brian C. Ferguson	112,500	—	—	—	20,000	132,500	122,500	—	255,000
Colleen A. Goggins	112,500	—	—	—	20,000	132,500	122,500	—	255,000
Jean-René Halde	112,500	—	2,500	—	10,000	125,000	122,500	—	247,500
David E. Kepler	112,500	15,000	—	—	20,000	147,500	122,500	—	270,000
Brian M. Levitt	222,500	—	—	—	—	222,500	242,500	—	465,000
Alan N. MacGibbon(8)	112,500	15,000	5,000	52,500	—	185,000	122,500	338,887	646,387
Karen E. Maidment(9)	112,500	15,000	—	52,500	—	180,000	122,500	60,000	362,500
Irene R. Miller(10)	112,500	—	2,500	—	20,000	135,000	61,250	—	196,250
Nadir H. Mohamed	112,500	—	—	—	—	112,500	122,500	—	235,000
Claude Mongeau	112,500	—	2,500	—	10,000	125,000	122,500	—	247,500
Joe Natale(11)	65,625	—	—	—	—	65,625	126,875	—	192,500
S. Jane Rowe	112,500	—	2,500	—	—	115,000	122,500	—	237,500

(1)
Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2021 are provided in the “Summary Compensation Table” on page 59 of this circular. Mr. Masrani does not appear in this table as he was an employee-director and named Group President and Chief Executive Officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).

(2)
Amounts reported in the “Special Meetings” column were paid to members of the audit committee for acting as the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries.

(3)
Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees
Cherie L. Brant	13% cash	N/A	N/A
Amy W. Brinkley	100% cash	50% cash	100% cash
David E. Kepler	100% cash	N/A	100% cash
Alan N. MacGibbon	N/A	50% cash	N/A
Karen E. Maidment	N/A	50% cash	N/A

(4)
DSUs awarded on December 12, 2021 relate to the period from November 1, 2021 to October 31, 2022. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.

(5)
The amount reported in the “All Other Compensation” column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $60,000 in fiscal 2021. Compensation arrangements for Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A included the following in 2021 as applicable: an annual cash retainer of US$77,500, an annual equity award of US$77,500, an additional committee membership fee for serving on two committees of US$10,000, risk and audit committee chair fees of US$35,000, and special meeting fees of US$1,500 per meeting in excess of 5 special meetings or 8 meetings of any one committee. The exchange rate used to convert U.S. dollar compensation, excluding the annual equity award, to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.2560 = US$1.00). The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.2714 = US$1.00).

(6)
The total director compensation paid in fiscal 2021, which is comprised of the amounts disclosed in “Total Annual Fees” column and equity awarded on December 12, 2020, or in the case of Ms. Brant on August 26, 2021 and Mr. Natale on April 5, 2021 was $3,460,000.

(7)
Ms. Brant was appointed as a director on August 26, 2021 and her annual fees were pro-rated accordingly. Ms. Brant received an equity award on August 26, 2021 of $28,125 in respect of fiscal 2021, and an equity award on December 12, 2021 of $122,500 in respect of fiscal 2022.

(8)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Brinkley and Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

(9)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Maidment for serving as a board member of the bank’s subsidiary TD Group US Holdings LLC.

(10)
Ms. Miller is not standing for re-election at the meeting and her equity award was pro-rated accordingly.

(11)
Mr. Natale was elected as a director on April 1, 2021 and his annual fees were pro-rated accordingly. Mr. Natale received an equity award on April 5, 2021 of $65,625 in respect of fiscal 2021, and an equity award on December 12, 2021 of $61,250 in respect of fiscal 2022. Mr. Natale is not standing for re-election at the meeting and his equity award was pro-rated accordingly.

22   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR SHARE OWNERSHIP REQUIREMENT
Under the bank’s director SOR, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ SOR.
Directors have five years from their first election date to meet the SOR. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the SOR has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Additional Disclosure” section of this circular.
The SOR for non-employee directors are:
•
Board Chair: 6 × annual cash retainer (6 × $222,500 = $1,335,000)

•
Other directors: 6 × annual cash retainer (6 × $112,500 = $675,000)

Each of the bank’s current non-employee directors has satisfied the SOR, except for Mr. Natale (elected to the board on April 1, 2021) and Ms. Brant (appointed to the board on August 26, 2021). Mr. Natale is not standing for re-election at the meeting. Ms. Brant is accumulating equity in accordance with director share ownership guidelines. Each director’s share ownership is set out in the “Director Nominees” section of this circular.
2022 DIRECTOR COMPENSATION
In reviewing the compensation paid to directors, compensation is benchmarked against a peer group of large banks and, for reference purposes, is also reviewed against a group of large Canadian publicly-traded companies, both of which are listed below.
Peer Group	Reference Group
• Bank of Montreal • Canadian Imperial Bank of Commerce • Royal Bank of Canada • The Bank of Nova Scotia	• BCE Inc. • Canadian National Railway Company • Canadian Natural Resources Limited • Enbridge Inc. • Imperial Oil Limited	• Manulife Financial Corporation • National Bank of Canada • Sun Life Financial Inc. • Suncor Energy Inc. • TC Energy Corporation
Following a comprehensive review of director compensation in 2021, the corporate governance committee recommended, and the board approved, certain changes to the director compensation arrangements for fiscal 2022. The changes include an increase in the combined value of the annual cash retainer and equity award of 8.9% for directors (from $225,000 to $245,000) and 9.0% for the board chair (from $445,000 to $485,000), as well as an increase to the committee chair fee of 9.5% (from $52,500 to $57,500). The last time changes were made to director compensation was in fiscal 2019, following the completion of a similar review in 2018.
In recommending these changes, the corporate governance committee considered the workload and responsibilities of the directors as well as compensation at the peer group of companies outlined above. In addition, the committee considered the average change in compensation for the bank’s general employee population over the same three-year period, and recommended an increase to director compensation similar to the increase in compensation for the general employee population. There are no changes to special meeting or travel fees.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   23

Annual Cash Retainer	2022
Board Chair(1)	$242,500
Other directors(2)	$122,500
Equity Award(3)
Board Chair	$242,500
Other directors	$122,500
Additional Committee Membership Fees
Chair of a board committee(4)	$57,500
Additional committee memberships(5)	$15,000
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are paid in DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e. non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

The 2022 share ownership requirements for non-employee directors, incorporating the changes made for fiscal 2022, are:
•
Board Chair: 6 × annual cash retainer (6 × $242,500 = $1,455,000)

•
Other directors: 6 × annual cash retainer (6 × $122,500 = $735,000)

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CORPORATE CITIZENSHIP AND ESG AT TD
Working together, toward an inclusive and sustainable future
Our Environmental, Social and Governance (ESG) strategy reflects the commitments we make and is represented by the actions we take together to drive progress. It is embedded in our proven business model, guided by our purpose and inspired by our forward focus. The TD Ready Commitment, our global corporate citizenship platform, accelerates and amplifies our collective actions in the communities we serve.
2021 ESG Performance Highlights
TD believes that a strong foundation in ESG performance and disclosure helps support its integrated approach to ESG. TD will release its 2021 ESG Report in March 2022, which will include information about our ESG strategy and performance. Set out below is a summary of TD’s ESG objectives and 2021 performance highlights.
Environment
Support climate goals and create a more vibrant planet through our collective actions and sustainable financial products, services and programs
•
Continued to participate in evolving industry initiatives including joining the Net-Zero Banking Alliance and becoming a member of the Sustainable Finance Action Council

•
Set and publicly announced a target to achieve an absolute reduction in greenhouse gas (GHG) emissions from our operations (Scope 1 and 2 GHG emissions) by 25% by 2025, relative to a 2019 baseline

•
Developed a customized methodology for setting Scope 3 financed emissions targets and set Scope 3 targets for the energy and power sectors for 2030

•
Achieved over $86 billion of our 2030 $100 billion low-carbon economy target through low-carbon lending, financing, asset management and internal corporate programs in the last four years

•
Government of Canada selected TD Securities for first-ever issuance of green bonds

•
Joined RMI’s (formerly Rocky Mountain Institute) Center for Climate-Aligned Finance to help align its financial decision-making with the decarbonization of the real economy

•
Listed on the Dow Jones Sustainability World Index for the eighth consecutive year, where we are the top ranked North American-based bank

Social
Provide equitable access to financial products, services and information, and contribute to more inclusive economic outcomes
•
Announced a US$100 million equity fund in support of minority-owned small businesses, with US$25 million earmarked for Black-and Latinx-owned small businesses

•
Established a strategic alliance with Canada Post to expand financial services for Canadians, with a particular focus on those in rural, remote and Indigenous communities

•
Committed $10 million to the Black Opportunity Fund to help combat anti-Black racism and systemic discrimination in Canada

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•
Launched the TD Essential Banking product to make banking more accessible in the US

•
Launched the 2021 TD Ready Challenge focused on supporting innovative solutions to address COVID-19 pandemic-related learning loss for disproportionately impacted students

•
Introduced the First Nation Home Loan Program to provide financing to First Nations members to purchase, renovate or construct single-family homes on First Nations’ lands and settled lands

•
Included on the Bloomberg Gender-Equality Index for the sixth consecutive year

Governance
Build enterprise resilience through ESG integration
•
Formally established the ESG Centre of Expertise (COE) to bring together the experience, expertise and talent of colleagues working on ESG issues in order to coordinate and streamline efforts and provide thought leadership to support related decision making

•
Incorporated ESG metrics in the executive compensation plan for our Senior Executive Team (SET)

•
To ensure a coordinated and holistic approach to integrating ESG across the enterprise, we introduced regular ESG education sessions with our Board of Directors and SET

•
Developed a climate risk inventory to help identify the impacts climate change may have on TD, our assets and clients

•
Developed a heat mapping framework to support physical and transition climate risk identification and assessment (i.e. portfolios and industries most susceptible to climate change) as part of the development of our Environmental and Social (E&S) risk management approach

•
Established an ESG Credit Risk team responsible for identifying, assessing and mitigating the impact of ESG and climate change related risks on TD's credit portfolio

•
Winner of IR Magazine — Canada’s award for Best ESG Reporting, for the third year in a row

26   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Board Engagement on ESG Matters
	Summary of ESG Responsibilities	2021 ESG Engagement(1)
Board of Directors
•
Approves TD’s strategy and business objectives and oversees the implementation, execution and monitoring of performance, including with respect to TD’s corporate citizenship and E&S strategy and objectives

•
Approves TD’s Risk Appetite Statement and reviews the bank’s risk profile and performance, including E&S risks

•
Oversees TD’s risk culture and the identification and monitoring of top and emerging risks affecting TD and satisfies itself as to the effective management of those risks in accordance with TD’s Risk Appetite Statement and ERF, including E&S risk

•
Sets the tone for, and oversees the establishment of TD’s culture of integrity and compliance through its Code of Conduct and Ethics, Culture Framework, Conduct Risk Management Policy and Anti-Bribery and Anti-Corruption Policy

For further information, refer to TD’s Board Charter

•
Received regular updates on TD’s enterprise Risk Dashboard, including E&S risk (a Top Risk)

•
Approved Fiscal 2022 Integrated Plan which included ESG metrics

•
Received updates on Enterprise ESG Strategy and TD’s Climate Action Plan

•
Received a Diversity and Inclusion Update, with a focus on Indigenous Peoples

•
Received a presentation on TD Securities’ ESG Strategy, including opportunities to support clients in their transition to net zero GHG emissions

•
ESG education sessions on various topics

•
In addition, the Board received reports from the Committee Chairs after each Committee meeting regarding the Committees’ activities, including those described below

Corporate Governance Committee (CGC)
•
Oversees and monitors TD’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility and E&S matters, including:

—
Keeps abreast of international trends and best practices in disclosure of E&S matters

—
Updates the Board on E&S issues

—
Reviews TD’s Statement on Slavery and Human Trafficking

•
Develops and recommends to the Board corporate governance principles, including the Code of Conduct and Ethics, to foster a healthy governance culture

•
Oversees enterprise-wide conduct risk

•
Oversees Directors’ continuing education, including with respect to ESG matters

•
Oversees shareholder engagement practices

For further information, refer to TD’s CGC Charter

•
Oversaw ESG strategy, reporting and performance

•
Received updates on ESG operating model and Climate Action Plan metrics

•
Received an update on mitigating the potential for racial bias in Canadian lending activities

•
Approved Raising Conduct and Ethics Concerns Policy

•
Monitored ESG risks and opportunities, including stakeholder feedback and governance developments

•
Received updates on Enterprise Conduct Risk Management

•
Reviewed the responsibilities of the Board’s other committees for oversight of various ESG-related matters

•
In the course of 23 meetings with institutional shareholders in 2021, the Board/CGC Chair and Human Resources Committee (HRC) Chair discussed ESG matters raised by shareholders

(1)
For further information on Board Engagement on ESG matters, refer to TD’s ESG Report.

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	Summary of ESG Responsibilities	2021 ESG Engagement
Risk Committee
•
Approves TD’s Enterprise Risk Framework (ERF) and its major risks as set out in the ERF

•
Reviews and recommends TD’s Risk Appetite Statement for approval by the Board and oversees management of its risk profile and performance against its risk appetite, including reviewing and approving significant risk management frameworks and policies

•
Provides a forum for analysis of enterprise risk trends and current and emerging risks, including E&S risks

For further information, refer to TD’s Risk Committee Charter
• Conducted regular reviews of TD’s enterprise Risk Dashboard including E&S risk (a Top Risk) • Reviewed climate-related risks and impact on credit portfolios • Received updates on E&S Risk
Human Resources Committee (HRC)
•
Satisfies itself that the bank’s people strategy, organization structure and compensation strategies, plans, policies and practices are consistent with the sustainable achievement of the bank’s strategic ambitions, business objectives, prudent management of its operations and risks, and safeguarding of its unique and inclusive culture

•
Reviews and approves the bank’s Culture Framework

•
Satisfies itself that the bank has policies and programs in place to support a healthy and safe workplace and business environment for employees and to promote employee well-being

For further information, refer to TD’s HRC Charter

•
Monitored the impact of COVID-19 and the bank’s response to the pandemic on colleagues, including health and safety, mental health and well-being initiatives

•
Oversaw the implementation of enhancements to the link between ESG and compensation for SET members

•
Approved the bank’s Culture Framework and reviewed the TD culture dashboard and related monitoring activities

•
Monitored the progress on the Colleague Experience enterprise priority and people strategy key initiatives

•
Reviewed fair pay and significant colleague compensation outcomes and initiatives

•
Reviewed the diversity and inclusion strategy and outcomes

•
In the course of 23 meetings with institutional shareholders during 2021, the Board/CGC Chair and HRC Chair discussed ESG matters raised by shareholders

Audit Committee
•
Oversees financial reporting and disclosures, and the effectiveness of internal control systems and processes in the areas of reporting (financial, operational and risk) and operations

•
Oversees the Internal Audit Division of the bank

For further information, refer to TD’s Audit Committee Charter

•
Received updates from the bank’s Chief Auditor on the effectiveness of reporting and key internal controls with respect to top and emerging risks, including E&S

•
Received updates on ESG Disclosure and Reporting Standards

Strengthening Diversity and Inclusion
The Board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity and inclusion at all levels of the bank’s workforce.
As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the Board, the CGC considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background and other attributes, while recognizing that the Board is comprised of a limited number of individuals. The Board has established a goal that women and men each comprise at least 30% to 40% of the board’s directors. In addition to its own consideration of candidates to recommend for appointment to the Board, the CGC also may engage recruitment firms to identify candidates with particular competencies and personal attributes,
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including the diversity criteria set out in the bank’s Board Diversity Policy. As well, the Board’s annual self-evaluation process includes an assessment of the Board’s mix of members, skills, experience, diversity and other characteristics. This year, women comprise 38% (5 of 13) of all director nominees. In addition, 38% (5 of 13) of all director nominees voluntarily self-identified as a visible minority(1), an Indigenous person(2), LGBTQ2+(3) or a person with a disability(4).
The bank also sets goals for representation of women and other groups at the bank’s other senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis. In 2021, we made a broader and longer-term commitment to increase women in roles titled vice president and above in Canada to 45% by 2025. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. As of February 7, 2022, women comprise 23% (3 of 13) of SET members. Additionally, we are on track to deliver on our 2020 commitment to double the representation of Black executives by the end of 2022. We are also on track to deliver on our broader and longer-term commitment, also made in 2020, to increase minority representation at executive levels across North America by October 31, 2025 to achieve 25% Black, Indigenous Peoples and minority community representation at VP+ levels. As of October 31, 2021, representation was at 18.5%. Additional information about TD’s diversity and inclusion activities and performance will be included in the bank’s 2021 ESG Report, scheduled for release in March 2022.
Linking ESG Factors in Executive Compensation
In 2021, the bank formally incorporated a number of ESG factors into the key metrics used to help determine the variable compensation pool for the Senior Executive Team. These new ESG metrics supplemented the existing customer experience metrics, and are related to the bank’s overall ESG strategy, including objectives related to climate change, diversity and inclusion, and employee engagement. Additional information about these new ESG metrics, results and associated impact on variable compensation awards for members of the Senior Executive Team is on page 31 of this proxy circular.
Equitable Pay
The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2021, the bank worked with a third-party provider to complete a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned more than 99 cents for every dollar earned by non-minorities.

The bank uses these reviews to actively monitor compensation outcomes and makes adjustments where appropriate to further enhance consistency and fairness.
For further information on Equitable Pay, refer to the Approach to Total Rewards section.
For further information on Corporate Citizenship and ESG at TD, refer to TD’s 2021 ESG Report, the 2021 TD Ready Commitment Report and the 2021 Climate Action Report.

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(2)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“LGBTQ2+” is defined as a member of the Lesbian, Gay, Bisexual, Transgender, Queer, Two-Spirit, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

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HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS
Dear Shareholder,
During 2021, the Human Resources Committee (HRC or committee) continued to focus on core elements of the people strategy of the bank, including human resources implications for colleagues of the COVID-19 pandemic. The committee provided ongoing oversight of significant transformation activities, leadership development and succession, diversity and inclusion, and colleague experience. In addition, the committee maintained ongoing attention to the health, safety and well-being of colleagues, and the evolution of human resources practices to respond to changing colleague expectations and capability requirements as a result of the pandemic.
During the year, the principal compensation and human resources related decisions taken by the committee, were the following:
1.
The committee provided oversight of changes to the Senior Executive Team (SET) of the bank, including the appointment of several new executives to the SET, and a number of additional changes to portfolios and accountabilities to provide talented leaders with opportunities to develop and succeed.

2.
The committee supported proposals by management for the recognition of employees’ ongoing role in enabling the bank to maintain uninterrupted core services to customers throughout the pandemic, including:

•
A Total Well-Being Day, a one-time paid day off for colleagues to use in 2021 to prioritize and support the focus on well-being and self-care;

•
A 2021 Colleague Appreciation Award of a one-time award of five TD shares to more than 85,000 non-executive employees to express gratitude for their significant efforts throughout the pandemic in support of the bank, its customers, and the communities in which we operate; and

•
Management’s focus on proactively responding to colleagues’ health and well-being needs and managing through the realities of COVID-19, with particular concern for mental health and its impacts on colleagues, teams, and businesses, including the introduction of a global well-being ambassador program, the launch of a new well-being app in Canada, reinforcing flexible work options, and the focus on creating a safe and caring space for colleagues to speak candidly about their needs.

3.
The committee decided that the awards to be made pursuant to the incentive plan (the Executive Compensation Plan or ECP) applicable to the Chief Executive Officer (CEO) and members of the SET would be as determined in accordance with the plan design with no discretion applied.

4.
As part of the evaluation of the ECP, the committee considered performance against the environmental, social and governance (ESG) metrics added for members of the SET for 2021.

5.
As part of its year-end deliberations, the committee supported actions taken by management to ensure continued competitive compensation for colleagues and alignment between executives and non-executives, including increases to minimum entry level wages in Canada and the U.S., enhancements to 2022 salary increase budgets, and alignment between the business performance factors for executive and employee incentive plans.

EXECUTIVE COMPENSATION
On behalf of the board of directors, the committee oversees the bank’s approach to executive compensation, including the compensation of the CEO and his direct reports, the members of the SET, all of whom participate in the ECP.
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the year. The bank’s performance against these measures and targets impacts the funding of the ECP pool by up to +/-20%. This range aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The range is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
The table below provides a summary of the outcome of the bank’s performance in 2021 against the key measures and performance targets incorporated in the ECP funding framework, which generates the funding pool available to award variable compensation to the CEO, Named Executive Officers (NEOs) and other SET members. Full details on each of the measures and targets can be found starting on page 39.
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Annual Business Metrics(1)	2021 Target / Metric	2021 Results / Comments	Impact on Funding
Adjusted Net Income After Tax (NIAT) ($ in millions)(2)(3)	$10,056	✓ $14,649 (47% year-over-year growth)	+14.0%
Customer Experience & Other ESG Metrics:			+4.1%
Customer Experience(4)	67.1%	✓ 70.2% (3.1% above target)
Climate Change	Progress on target setting required to achieve Climate Action Plan and net-zero target
✓
Scope 1 and 2 GHG emissions reduction target was established and published in July 2021

✓
Plan for scope 3 financed emissions targets established; work to develop methodology and set targets for key carbon intensive sectors on track

✓
Active engagement with industry, government, and policy making to support longer term consistency and comparability in disclosure of performance and progress

	Sustainable finance embedded in business practices	✓ ESG centre of expertise established and operating; 50+ business led sustainable finance/ESG initiatives completed or underway
Diversity & Inclusion	Sustain VP+ Women in Leadership (WIL) representation of 40% (Canada)	✓ Sustained VP+ WIL representation of 40% (Canada)
	Double Black VP+ representation across North America by 2022	✓ Representation increased year-over-year; on track to achieve 2022 goal
	Achieve 25% Black, Indigenous Peoples and minority community VP+ representation across North America by 2025	✓ Representation increased year-over-year; on track to achieve 2025 goal
Employee Engagement	Top quartile employee engagement (4.25)	✓ Annual employee engagement result of 4.27 exceeding the top quartile benchmark
Adjusted Return on Tangible Common Equity (ROTCE)(2)(5)	20.3%	✓ 21.4% (1.1% above target)	+0.8%
Other Factors	Comment		Impact on Funding
Risk Measure	✓ TD was found to be in alignment with the risk appetite in 2021		No adjustment
Relative Measures(6)	x TD performed below median compared to the broader peer group		-2.5%
Strategic Initiatives	✓ The committee determined that management met expectations		No adjustment
Discretionary Adjustments	✓ The committee did not make any adjustments		No adjustment
Calculated Business Performance Factor (BPF)			16.4%
Following the year-end, the committee reviewed the results generated by the ECP funding framework, which produced a business performance factor (BPF) for members of the SET of 16.4% as compared to a BPF of -12.7% for 2020. Given the year-over-year change and the significant impact of NIAT performance relative to target on the outcome, the committee considered a variety of other factors and perspectives to ensure that compensation outcomes were appropriate and aligned with performance. These included:
•
Performance metrics for the year:

•
One-year Total Shareholder Return (TSR)(7) of 58.9%, second in peer group of major Canadian banks;

•
Revenue growth, notwithstanding low interest rate environment as a result of growth volume of loans and fee based services;

•
Strong growth in customer experience scores; and

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   31

•
Continued top quartile employee engagement score.

•
Given the impact of the provision for credit losses on NIAT and the weight of NIAT in determining the BPF, the committee considered whether it would be appropriate to make a discretionary adjustment to the BPF. In 2020, when the impact of NIAT on the BPF was negative, the committee considered and rejected such an adjustment. In light of the cap on the positive impact of NIAT on the BPF contained in the plan terms and the committee’s decision on the same issue in 2020, the committee determined that it would be neither appropriate nor necessary to make a discretionary adjustment in 2021.

•
Relative performance: Both the ECP and deferred compensation programs are designed such that relative performance(6) directly impacts compensation for the most senior executives in the following two areas:

•
The value of compensation awarded for 2021 was impacted by a reduction to the BPF due to relative performance. Despite having one-year TSR of 58.9% (second amongst the peer group), the committee determined that TD performed below median compared to the peer group after a review of a comprehensive scorecard of adjusted metrics. As a result of this assessment, an adjustment of -2.5% was applied, reducing the value of both cash and equity incentive compensation awarded in respect of 2021; and

•
The bank’s relative TSR also directly affected the value of performance share units (PSUs) issued to executives in 2018 that vested and matured in December 2021. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period ending October 31, 2021 compared to the peer comparator group. The performance factor applied to determine the final number of units paid out to senior executives at maturity was 80%, reducing the value of maturing awards by 20%.

•
Industry practice: information regarding industry practice, trends, and typical incentive plan outcomes discussed with the committee’s independent advisor.

Following our review of the outcomes of the ECP framework and the other factors considered relevant, we believe the business performance factor of 16.4% was appropriate and aligned with the performance of the bank during 2021.
CEO COMPENSATION
When determining the compensation for the CEO, we consider the CEO’s target compensation, the BPF for the ECP, and the overall performance of the bank and the CEO (additional details on the process used to assess CEO performance can be found starting on page 50). After considering these factors, the board approved total direct compensation for Mr. Masrani of $13,379,200, $1,629,200 above his target of $11,750,000.
In addition, as part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target. Following the review, the committee recommended and the board approved an increase in the CEO’s total direct compensation target to $13 million for 2022, which we believe is appropriate given market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani’s leadership.
SHAREHOLDER ENGAGEMENT
Our aim is to provide clear and comprehensive disclosure of the bank’s compensation arrangements and approach to allow you to make an informed decision when you cast your advisory vote on executive compensation (say-on-pay) at the meeting.
We continue to welcome your feedback on the bank’s approach to compensation and invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the Board Chair and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt Board Chair	Karen Maidment Chair of the Human Resources Committee
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(1)
Details on the formula used to calculate the impact on funding for annual business metrics can be found on page 39 of this circular. NIAT has a weighting of 70%, customer experience & other ESG metrics has a weighting of 20%, and ROTCE has a weighting of 10% of the annual business metrics used to determine the business performance factor (BPF). Additional details on the determination of the BPF are provided starting on page 39 of this circular.

(2)
The bank prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall bank performance. To arrive at adjusted results, the bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The bank believes that non-GAAP financial measures and non-GAAP ratios provide readers with a better understanding of how management views the bank’s performance. For additional information about the bank’s use of non-GAAP financial measures, a list of the items of note, and a reconciliation of adjusted to reported results, refer to the “Financial Results Overview” section on pages 16 to 21 of the bank’s 2021 annual management’s discussion and analysis (“2021 MD&A”) (available at www.td.com/investor and www.sedar.com), which is incorporated by reference. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

(3)
As approved in December 2020, the 2021 NIAT target was based on the Board approved Plan for 2021.

(4)
Customer experience results are based on survey measurement programs that track customers’ experiences with TD. Details on the methodology used to determine the results can be found on page 40 of this circular.

(5)
ROTCE target is based on the median ROTCE of the following Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Toronto-Dominion Bank, and The Bank of Nova Scotia. For additional information about adjusted ROTCE refer to the Glossary in the bank’s 2021 MD&A.

(6)
The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics, including earnings per share (EPS) growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, return on equity (ROE) (1 and 5 year), NIAT growth, provisions for credit losses (PCL) (including PCL impaired and PCL performing), operating leverage, insurance claims and related expenses, pre-tax pre-provision (PTPP) earnings, and non-adjusted metrics, including total shareholder return (TSR) (1 and 3 year). Relative performance is evaluated against the following Canadian bank peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

(7)
For additional information about this metric, refer to the Glossary in the 2021 MD&A.

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REPORT OF THE HUMAN RESOURCES COMMITTEE
Committee Members (at fiscal year-end)
Karen E. Maidment (chair); Amy W. Brinkley; David E. Kepler; Brian M. Levitt; and Nadir H. Mohamed
Independence The committee is composed entirely of independent directors	Meetings 6 during fiscal 2021, including 1 joint session with the risk committee	Performance The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2021

•
The HRC oversees the people strategy of the bank, including talent management, learning and development, succession planning and other processes used to identify, evaluate, and develop the people, skills and capability necessary to meet the strategic ambitions of the bank and to safeguard its unique and inclusive culture.

•
The committee oversees the bank’s compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis.

•
The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.
In 2021, the HRC’s work included:
HR Strategy, Plans, and Workforce Requirements
•
monitoring the response to, and management of, ongoing implications of the pandemic on employees, including actions and initiatives related to colleague retention, health and safety, well-being, total rewards, learning and development, and other human resources programs

•
monitoring the bank’s future workplace strategy, including the bank’s approach to hybrid working models, the office value proposition, and the related implications for the bank’s people strategy

•
monitoring the impact of business transformation on the bank’s people strategy and related talent management practices

•
reviewing inclusion and diversity strategy and initiatives, including the bank’s approach and commitments to increased VP+ representation of Black, Indigenous Peoples and minority communities

•
considering and approving a formal statement of the bank’s Culture Framework and reviewing the bank’s culture oversight program

•
monitoring progress on the colleague experience enterprise priority for 2021 and people strategy key initiatives

•
monitoring the results from the annual surveys used to measure employee engagement, including key findings and actions

CEO and Senior Officers
•
overseeing the talent management and succession planning process for the CEO and other senior executives, including enterprise talent management practices and senior executive development, and approving the succession plans for members of the SET and heads of key control functions

•
overseeing changes to the SET, including the appointment of several new executives to the SET, and a number of additional changes to portfolios

•
monitoring the performance of the bank through the pandemic and considering the impact of the pandemic on the executive compensation framework

•
reviewing and recommending performance objectives for the CEO, evaluating performance against these objectives, and recommending compensation for the CEO to the board of directors for approval

•
discussing the performance of members of the SET, and approving their compensation

•
participating in a joint session with the risk committee to obtain information to appropriately consider risk when determining year-end variable compensation pools for executives and the funds available for other material incentive plans

•
reviewing and approving the impact of the new ESG metrics that were added to the compensation framework for members of the SET for 2021

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Employee Total Rewards
•
reviewing actions taken to reward and recognize non-executive employees for their efforts on behalf of the bank and its customers and to support the health and well-being of colleagues through the pandemic

•
monitoring the compensation outcomes for executives relative to the outcomes for non-executive employees, including with respect to the business performance factors used to determine year-end variable compensation awards and year-end base salary increase budgets

•
reviewing the results of a detailed statistical analysis of compensation, which found that women earned more than 99 cents for every dollar earned by men and that visible minorities/minorities earned more than 99 cents for every dollar earned by non-minorities, after adjusting for factors such as level, geography and role

•
reviewing and approving changes to the bank’s material incentive plans, and approving the aggregate compensation awards under the bank’s pool-based material incentive plans

•
reviewing a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year

TD has established robust retirement and benefits plan governance models for appropriate strategic and ongoing oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank’s non-executive retirement plans to four senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.
Independent Advisors
To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and was engaged as the committee’s independent compensation advisor effective June 2017.
Hugessen provides independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, Hugessen assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and Hugessen has not performed any services for, or received any fees from, management.
The total fees paid to Hugessen represent less than 5% of its revenue. The table below shows the fees paid to Hugessen for services provided to the HRC over the past two fiscal years.
	2021	2020
Executive Compensation-Related Fees	$431,129	$323,641
All Other Fees	—	—
Committee Composition
In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant.
For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, please refer to Schedule A  —  Corporate Governance of this circular for information on the continuing education of the bank’s directors.
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COMPENSATION DISCUSSION AND ANALYSIS
At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” section on page 34 and “Approach to Executive Compensation” section on page 37 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.
Disclosure is presented in the following sections of this circular:
•
Approach to Executive Compensation (starting on page 37) — Provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.

•
2021 Performance and Compensation (starting on page 48) — Describes the link between actual pay and performance in 2021 for the bank’s NEOs, including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the ECP. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 64) — Provides additional information required by regulators and recommended disclosure best practices, including details about employee total rewards practices, the alignment of the bank’s executive compensation programs to the Financial Stability Board (FSB) Guidelines, how compensation is aligned with risk appetite, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

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APPROACH TO EXECUTIVE COMPENSATION
This section of the circular provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.
EXECUTIVE COMPENSATION PRINCIPLES
The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank’s strategy:
1.
Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.
Effective risk management — Verify plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank’s performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

ELEMENTS OF EXECUTIVE COMPENSATION
Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:
Element	Description
Base Salary
•
Fixed component of total compensation to provide a base level of earnings throughout the year.

•
Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation
•
Significant portion of total compensation for all executives, consisting of cash incentive and equity-based deferred compensation.

•
Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.

•
A detailed description of how variable compensation awards are determined is provided under the heading “How the Executive Compensation Plan Works” starting on page 38 of this circular.

Benefits and Perquisites
•
Provided to support the health and wellness of executives and their families.

•
Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.

•
Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement Arrangements
•
Provided to support the financial well-being of executives in retirement.

•
Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.

•
Additional details regarding the pension plans can be found starting on page 70 of this circular.

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HOW THE EXECUTIVE COMPENSATION PLAN WORKS
The CEO and other NEOs, as well as approximately 2,000 of the bank’s most senior executives, participate in the ECP. There are four key steps in determining variable compensation awards under the ECP:
Establishing Target Total Direct Compensation
Under the ECP, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.
Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies for 2021
The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. The primary peer group for all Canadian based peers is the large Canadian banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia).
The primary peer group for U.S based peers is tailored to assess roles that are considered comparable in size and scope to the role at TD. The bank reviews U.S. market data for certain U.S. based roles, which may include foreign financial institutions with U.S. operations (BBVA, BMO Financial Group, BNP Paribas CIB, MUFG Bank Ltd., Royal Bank of Canada, and Santander Bank NA), U.S. regional banks (Bank of the West, BMO, BBVA, BB&T, Comerica, Fifth Third, Huntington, KeyCorp, M&T, MUFG Bank, PNC, Regions, Santander, SunTrust, and US Bank), and U.S. national banks (American Express, Bank of America, Bank of New York Mellon, Citigroup, HSBC, JP Morgan, and Wells Fargo).

The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank’s most senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value over the long term.
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Evaluating Business Performance
Under the ECP, the pool of funds available for allocation as variable compensation awards is determined based on a combination of annual business metrics and other factors, including a risk adjustment. A business performance factor (BPF) is calculated for each of the bank’s business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a BPF:
How We Assess Business Performance — Annual Business Metrics
At the start of each fiscal year, the HRC establishes the NIAT, customer experience & other ESG metrics, and ROTCE targets that are used to evaluate business performance at the end of the performance year.
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the year. The bank’s performance against these measures and targets typically impacts the funding of the ECP pool by up to +/- 20%. This range aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The range is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as we believe that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the ECP, representing 70% of the weighting for annual business metrics.
The bank calculates results, including NIAT, in two ways — ”reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank adjusts for “items of note” to reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. Items of note are subject to a comprehensive governance process, including review by the Audit Committee and subsequent approval by the board, and a full reconciliation between reported and adjusted results is provided in the financial reports released by the bank.
The HRC believes that adjusted results provide a better understanding of underlying performance and, as a result, the adjusted NIAT results disclosed in the financial reports issued by the bank are used in the assessment of business performance for setting targets and calculating results in the ECP.
The following table provides a summary reconciliation of adjusted to reported net income after tax in 2021:
(millions of Canadian dollars)
Net income — adjusted	14,649
After tax adjustments of items of note
Amortization of acquired intangibles(1)	(253)
Acquisition and integration of charges related to the Schwab transaction(2)	(98)
Total adjustments for items of note	(351)
Net income — reported	14,298

(1)
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share of net income from investment in Schwab and TD Ameritrade, both reported in the Corporate segment.

(2)
Acquisition and integration charges related to the Schwab transaction include the bank’s own integration costs, as well as the bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment.

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Please see “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section on page 17 of the bank’s 2021 MD&A for further explanation. The items of note are disclosed in Table 3 on page 19 of the bank’s 2021 MD&A.

How We Set NIAT Targets and Assess Year-End Results
The committee established NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g. the impact of the low interest rate environment and other macroeconomic factors) and other internal factors, such as the expected impact of provisions for credit losses and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.
NIAT targets are established at the beginning of the year, based on the information that is available at the time. Critical to the bank’s approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year. This process is used to assist the committee in determining whether or not to make discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience & Other ESG Metrics — To recognize and reflect the importance of ESG for all of the bank’s stakeholders, and building on existing ESG links in the ECP framework, a number of additional ESG metrics were formally incorporated in the annual business metrics for the SET beginning in 2021. These new metrics supplement customer experience, and have a combined weighting of 20%.
Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than 1 million customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank’s strategy.
Customer experience in the bank’s various businesses is evaluated using the Legendary Experience Index (LEI). LEI asks customers whether or not they perceive their recent experience with TD to have been exceptional and, on the basis of that experience, how likely they would be to do additional business with TD should they have financial needs in the future. Customers are asked to rate their experience and future business intention on a 10-point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects the percentage of customers who gave a score of 9 or 10. Thus, an LEI score of 70.2% means that a weighted average of 70.2% of customers who provided feedback gave the bank a score of 9 or 10 out of 10 when assessing their experience or future business intention.
Within the ECP, customer experience results for the NEOs, including the CEO, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.
Other ESG Metrics — These metrics are related to the bank’s overall ESG strategy, and include objectives related to climate change, diversity and inclusion, and employee engagement. For each objective, quantitative and/or qualitative metrics are established and used to evaluate performance. At year-end, a detailed assessment of each objective is reviewed by the committee, including the quantitative and qualitative metrics, and the committee uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative.
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Other ESG Metrics
The bank has incorporated other ESG metrics into the compensation for the SET that are core to the bank’s strategy and also reflect the interests of shareholders, customers, colleagues, and communities. As the bank’s approach to ESG performance evolves, the metrics by which success is measured will also evolve, and the specific metrics used for compensation purposes will be re-evaluated each year.
In 2021, metrics were a combination of qualitative and quantitative items as described below:
•
Environment: Deliver on Climate Action Plan objectives. In 2021, the focus was on the milestones necessary to achieve the bank’s Climate Action Plan and net-zero target, as well as establishing sustainable financial initiatives that further embed ESG in the bank’s business strategies.

•
Diversity and Inclusion: Achieve representation objectives. All metrics were aligned with the bank’s public commitments. Where public commitments are longer term, the metric is to make progress so that the bank is on the appropriate path to meet commitments in the required timeframe.

•
Employee Engagement: Maintain top quartile employee engagement score. Employee engagement score on the annual census survey (TD Pulse) meet or exceed the 75th percentile benchmark of global companies within the Qualtrics database.

Return on Tangible Common Equity (ROTCE) — To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE is one of the key annual business metrics with a weighting of 10%. ROTCE performance is evaluated relative to the median of the large Canadian banks (including TD).
How We Assess Business Performance — Other Factors
In addition to the annual business metrics, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance against strategic initiatives identified at the beginning of the year. These factors are assessed using comprehensive scorecards, including a number of quantitative and qualitative metrics. The following provides a description of each of these components.
Risk Adjustment — The bank’s strategy incorporates a disciplined approach to risk management which is detailed beginning on page 65 of this circular. The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the Chief Risk Officer (CRO) provides his assessment of performance relative to the risk appetite for the year (additional details on the assessment are provided on page 65). This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate. Risk adjustments can only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including earnings per share (EPS) growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, return on equity (ROE) (1 and 5 year), NIAT growth, provisions for credit losses (PCL) (including PCL impaired and PCL performing), operating leverage, insurance claims and related expenses, pre-tax pre-provision (PTPP) earnings, and non-adjusted metrics, including total shareholder return (TSR) (1 and 3 year). The scorecard allows the committee to complete a holistic assessment of performance both during the year, and over the medium-term as appropriate. When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/− 10% (with typical results within a +/− 2.5% range), and the final impact aligned with the overall assessment of performance during the year.
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Benchmark Companies
For 2021, ROTCE and relative performance were assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.
The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.
Note: Revenue is for the 2021 fiscal year, assets and market capitalization are as at October 31, 2021.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	988.2	27.2	87.1
Canadian Imperial Bank of Commerce	837.7	20.0	67.7
Royal Bank of Canada	1,706.3	49.7	183.5
The Bank of Nova Scotia	1,184.8	31.3	98.6

TD	1,728.7	42.7	163.7
TD’s rank (out of 5)	1	2	2
Strategic Initiatives — At the beginning of the year, the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation. Impact to compensation can be either positive or negative to reflect performance during the year.

2021 Strategic Initiatives/Enterprise Priorities
For fiscal 2021, the HRC approved the following five enterprise priorities:
•
Distribution Transformation: The bank will continue to evolve our distribution approach, with a view to elevate our advice and customer value proposition, increase self-service capabilities, and optimize our branch/store footprint where opportunities exist.

•
Next Evolution of Work: The bank has undertaken a transformation to continue the evolution and deployment of end-to-end customer journeys holistically, which will be powered by channel-agnostic, cross-border platforms that deliver shared capabilities across the enterprise.

•
Operational Excellence: The focus is on achieving operational excellence by improving both processes and technology across the bank with a focus on security, stability and efficiency.

•
Data and Analytics: To be a data-driven organization with robust organizational capabilities, the bank is continuing to build foundational data capabilities to power highly relevant customer and colleague interactions, optimized business decisions and risk management, and efficient operational processes.

•
Colleague Experience: This priority includes empowering colleagues to be confident they have the skills to adapt, develop and succeed, with a focus on colleague upskilling. In addition, the bank will continue to foster an inclusive environment through our focus on diversity and inclusion.

Discretion — The committee’s objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and the committee has the ability to apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including material unexpected events that occurred during the year.
In the event the bank were to experience negative outcomes not reflected in the compensation funding, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes beyond the +/− 20% impact associated with the annual business measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, variable compensation awards (including cash and equity) may be reduced to zero.
When making its final decision on funding of the ECP pool for a year, the committee considers the bank’s overall performance and retains the discretion to make adjustments to the result generated by the ECP funding framework if the committee believes that such adjustments are necessary to appropriately align pay with performance. No such discretion was exercised in respect of 2021. Please see “Letter to Shareholders” beginning on page 30 for further information.
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Determining Funds Available to Allocate
At the end of the fiscal year, the aggregate funds available for allocation as year-end variable compensation awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:
Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year.
Evaluating Individual Performance to Determine Individual Awards
Once the aggregate funds available for allocation are determined, variable compensation awards for each executive are determined so as to reflect individual performance based on consideration of relevant factors.
The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/− 20% of calculated funds available (i.e. individual variable compensation target multiplied by the applicable BPF). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.
An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to TD, including financial, operational, customer experience, risk, colleague and ESG objectives as appropriate for the role. All executives are assessed against risk management, Code of Conduct and Ethics (the Code), and control framework observance, including operating in a manner consistent with the risk appetite, and with the cultural and behavioural standards and guidelines embodied in the Code and shared commitments. These include ESG-related elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity.
Pay Mix
Once final compensation for the year is determined, variable compensation awards are separated into cash incentive and equity compensation awards in accordance with minimum deferral levels established by the bank. The pay mix reflects the bank’s balanced approach to compensation, supporting alignment of executive interests to the short-, mid- and long-term performance of the bank. Equity compensation in the form of PSUs (mid-term incentives) and stock options (long-term incentives) represents the most significant component of compensation for senior executives. This focus on equity compensation highlights the importance the bank places on ensuring that executive interests are tied to the sustainable growth and long-term performance of the bank, a key component of the bank’s compensation philosophy.
Deferral levels are based on title for the majority of executives, with the amount deferred increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals, the mix of compensation is aligned with regulatory expectations.
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The following graph provides a summary of average target pay mix by level for participants in the ECP.
As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.
The following section provides additional details on PSUs and stock options.
Performance Share Units (PSUs)
PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, cliff vest, and are subject to an adjustment at grant and maturity to reflect bank performance over a four-year performance period.
To align with the bank’s pay for performance philosophy, PSUs are not guaranteed and the final value is determined at the end of a four-year performance period after considering various performance measures over the three stages of the award cycle: (1) at award, (2) during the three-year vesting period, and (3) at award maturity. The performance measures include quantitative measures, discretionary factors, and both relative and absolute share price performance.
The resulting outcome of the PSU program is a cumulative quantitative performance range of 64% to 144% of target during the four-year performance period. This performance range is then further impacted by discretionary factors and the bank’s share price at maturity, since the final award value is dependent on changes in the stock price between grant date and maturity, creating a substantially wider potential range of outcomes.
As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank’s risk appetite, while aligning compensation outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive leverage. This approach is aligned with the bank’s risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the 2008/2009 financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking.
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The following graph and table outline the quantitative measures and discretionary factors in each of the three stages.
Four-Year Performance Period	Performance Measures
Stage 1: Award Date	Quantitative Measures: • BPF impact of +/− 20% based on annual business metrics of adjusted NIAT, customer experience & other ESG metrics, and ROTCE.
Performance of 0% to 130% during the fiscal year prior to award
Other Factors:
•
BPF is adjusted from 0% to 130% based on risk adjustment, relative performance, strategic initiatives and discretion. There is no limit on potential reductions.

•
Individual awards are allocated based on performance against objectives, calibration to peers, and consideration of risk, control and misconduct outcomes.

Stage 2: Three-year Vesting Period	Quantitative Measures: • Impact of +/− 20% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR − average peer TSR) × 3 + 100%
Performance of 0% to 120% between the award date and the vest date	Other Factors: • The committee may cancel all or a portion of outstanding unvested share units in certain circumstances, including non-compliance with the bank’s risk appetite.
Stage 3: Award Maturity	The final award value is dependent on changes in the stock price and dividends awarded between grant date and maturity.
As can be seen from the foregoing, the impact of the performance adjustment at stages 1 and 2 creates a potential performance range from 64% (80% in stage 1 multiplied by 80% in stage 2) to 144% (120% in stage 1 multiplied by 120% in stage 2), before the impact of changes in the stock price over the three-year term of the PSUs (a performance related measure) and any discretion exercised by the committee (which discretion would also be performance related in all likelihood). As stated above, the bank believes that this range in the program design incents management behaviour which grows the bank’s business but does not encourage behaviour which exceeds the bank’s risk appetite or contravenes the Code, thereby striking a balance which is consistent with the bank’s risk appetite and appropriate for an entity such as the bank, which is subject to prudential regulation.
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In addition to the performance adjustments outlined above, unvested awards may be cancelled in the event of resignation or termination. Executives terminated for cause as a result of conduct or other issues forfeit all unvested PSUs. Furthermore, all variable compensation is subject to clawback (refer to page 67 under the header Reduction, Forfeiture, and Clawback of Variable Compensation).
Stock Options
A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Stock options are awarded based on the BPF (i.e. adjusted NIAT, customer experience & other ESG metrics, ROTCE, risk adjustment, relative performance, strategic initiatives, discretion) and individual performance (performance against objectives, calibration to peers, consideration of risk, control and misconduct outcomes) as outlined on pages 39 to 43 of this circular. Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.
The final value of stock options depends on the increase in share price between the date of grant and the date of exercise. Unvested awards may be cancelled in the event of resignation or termination, and may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite (refer to pages 67 and 68 for detailed information regarding risk adjustments to compensation). All variable compensation is subject to clawback as outlined on page 67.
Deferred Share Units (DSUs) and Vesting Share Units (VSUs)
In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into DSUs. DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive VSUs which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 77.
ESG and Executive Compensation
Citizenship and ESG are a key part of the bank’s strategy, and are critical to delivering on the bank’s purpose, which is to enrich the lives of our customers, colleagues and communities. In support of this purpose, the bank has defined a range of ESG objectives as well as launched the TD Ready Commitment, a corporate citizenship platform focused on a more inclusive and sustainable tomorrow. The bank provides extensive public reporting on ESG objectives and the TD Ready Commitment. Additional information regarding the bank’s approach to ESG matters is set out on page 25.
One of the objectives of the bank’s executive compensation program is to reward executives for successfully executing the bank’s strategy, which includes ESG factors, consistent with the bank’s shared commitments, the Code, and risk appetite. As evidenced through the bank’s reporting, ESG is a complex and constantly evolving topic, with a wide variety of measures, many of which are subjective, that are used to evaluate progress. Reflecting this complexity, the bank has embedded ESG-related elements in the determination of executive compensation in a number of ways, including in the determination of the BPF and in the evaluation of individual performance as described more fully below.
Business Performance Factor
To recognize and reflect the importance of ESG for all of our stakeholders, in 2021 the bank formally incorporated a number of additional ESG metrics in the ECP for the Senior Executive Team. These ESG metrics supplemented customer experience, and have a combined weighting of 20%.
•
Customer experience is evaluated using LEI, as described on page 40, for both the ESG scorecard and the ECP.

•
The new ESG metrics are related to the bank’s overall ESG strategy, and include objectives related to climate change, diversity and inclusion, and employee engagement. For each objective, quantitative and/or qualitative metrics are established and used to evaluate performance. At year-end, a detailed assessment of each objective is reviewed by the committee, including the quantitative and qualitative metrics, and the committee uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative.

•
In addition, colleague experience was one of the five enterprise priorities agreed upon by the human resources committee and the CEO as strategic initiatives for 2021. This priority includes objectives that

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focus on colleague engagement, as well as learning, development and capability-building initiatives in support of the ongoing transformation of the bank and its workforce. Progress against the colleague experience priority, along with the other enterprise priorities, can result in positive or negative impact on the business performance factor based on a comprehensive assessment of progress against each of the priorities by the human resources committee.
Evaluating Individual Performance to Determine Individual Awards
Individual performance in the ECP is assessed against the following relevant programs and principles which reflect and support the achievement of the bank’s ESG goals, and this assessment of performance is a key determinant of individual variable compensation awards:
•
Performance against individual objectives aligned with organizational goals, business targets, scorecards, and principles important to the bank, including financial, operational, customer experience, risk, colleague and ESG objectives as appropriate for the role;

•
Consistency with the bank’s Risk Appetite Statement, the Code, and other programs and principles embedded in the bank’s management system which reflect and support the achievement of the bank’s ESG goals; and

•
Cultural and behavioural standards and guidelines embodied in the bank’s shared commitments, which include ESG-related elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity, and the human resources policies and programs which measure and support progress towards the bank’s diversity goals and which underpin the bank’s talent strategy.

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2021 PERFORMANCE AND COMPENSATION
This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the ECP, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the bank’s NEOs as required by the Canadian Securities Administrators.
2021 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN
For details regarding the following four steps used to determine annual compensation awards under the ECP, refer to the “How the Executive Compensation Plan Works” section on page 38 of this circular.
Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.
Evaluating Business Performance in 2021
The following diagram summarizes the calculation of the BPF for the NEOs, including the CEO, for 2021.
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Additional details on the BPF calculations are provided in the following table.
Description of 2021 Performance
Annual Business Metrics(1)	2021 Target / Metric	2021 Results / Comments	Impact on Factor(2)
Adjusted NIAT ($ in millions)(3)	$10,056	✓ $14,649 (47% year-over-year growth)	14.0%
Customer Experience & Other ESG Metrics:			4.1%
Customer Experience	67.1%	✓ 70.2% (3.1% above target)
Climate Change	Progress on target setting required to achieve Climate Action Plan and net-zero target
✓
Scope 1 and 2 GHG emissions reduction target was established and published in July 2021

✓
Plan for scope 3 financed emissions targets established; work to develop methodology and set targets for key carbon intensive sectors on track

✓
Active engagement with industry, government, and policy making to support longer term consistency and comparability in disclosure of performance and progress

	Sustainable finance embedded in business practices	✓ ESG centre of expertise established and operating; 50+ business led sustainable finance/ESG initiatives completed or underway
Diversity & Inclusion	Sustain VP+ WIL representation of 40% (Canada)	✓ Sustained VP+ WIL representation of 40% (Canada)
	Double Black VP+ representation across North America by 2022	✓ Representation increased year-over-year; on track to achieve 2022 goal
	Achieve 25% Black, Indigenous Peoples and minority community VP+ representation across North America by 2025	✓ Representation increased year-over-year; on track to achieve 2025 goal
Employee Engagement	Top quartile employee engagement (4.25)	✓ Annual employee engagement result of 4.27 exceeding the top quartile benchmark
Adjusted ROTCE(3)	20.3%	✓ 21.4% (1.1% above target)	0.8%
Total	18.9%

At the end of the year, the final adjusted NIAT, customer experience & other ESG metrics, and ROTCE results were compared to the targets that were established, and the impact on the business performance was calculated as outlined above.

Risk Adjustment: Following consideration of the assessment of performance relative to the risk appetite by the CRO, the bank was found to be in alignment with the risk appetite and the committee did not make any risk adjustments for 2021 awards.

Relative Performance: In 2021, the committee determined that overall the bank performed below median compared to the broader peer group. After considering the bank’s performance on a comprehensive scorecard of adjusted metrics, and discussing relative performance with senior management, the committee determined that it was appropriate to apply an adjustment of -2.5% related to relative performance during the year for the NEOs, including the CEO.

Strategic Initiatives: After considering a comprehensive assessment of progress during the year, including performance against qualitative and quantitative objectives that were established for each of the priorities, the committee determined that management had met expectations and that it was appropriate to make no adjustments related to the strategic objectives for 2021.

Discretionary Adjustments: At year-end, the committee considered other relevant factors when determining the final business performance factors. Having considered all the factors it deemed relevant, the committee decided that the output of the ECP funding formula appropriately aligned executive pay with the bank’s performance in 2021 and that it was neither desirable nor necessary to make any discretionary adjustments.

Final Business Performance Factor: Given the year-over-year change in the BPF, and the significant impact of NIAT performance relative to target on the outcome, the committee also considered a variety of other factors and perspectives to ensure that compensation outcomes were appropriate and aligned with performance, as outlined on pages 31 to 32. The end result after combining the factors above was a business performance factor of 16.4% for the NEOs, including the CEO, which the committee determined was appropriate given performance during the year.

(1)
NIAT has a weighting of 70%, customer experience & other ESG metrics has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor.

(2)
The bank’s performance against the targets that were established at the beginning of the year typically impacts the funding of the ECP pool by up to +/- 20%, in aggregate. This aligns the plan with the bank’s risk appetite and desired culture, avoiding creating an incentive for inappropriate risk taking.

(3)
Refer to footnote 2 on page 33 for additional information.

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Determining Funds Available for 2021
A business performance factor of 16.4% meant that the committee could allocate aggregate variable compensation awards to the NEOs, including the CEO, equal to 16.4% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor.
Evaluating Individual Performance to Determine Individual Awards
CEO
The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the ECP. The individual performance of the bank’s CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the Board Chair and the chair of the HRC. The assessment included a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members, and included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and ESG objectives.
After considering the results of this annual assessment, and with the benefit of advice from its independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards.
OTHER NEOs
The final stage in determining year-end awards for the other NEOs under the ECP involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague and ESG objectives, as appropriate for the role. The assessment for the NEOs included progress on talent and diversity initiatives, as well as their contributions to the enterprise priorities of distribution transformation, next evolution of work, operational excellence, data and analytics, and colleague experience.
To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the chief human resources officer met with the chief auditor, the group head and general counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the chief financial officer, the CRO, the chief compliance officer, the chief auditor and the global chief anti-money laundering officer.
Based on the results of the annual assessment process outlined above and the CEO’s recommendation, the committee considered and approved the NEOs’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.
In accordance with the requirements set by the Canadian Securities Administrators, the bank is reporting seven NEOs for 2021.
50   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Bharat Masrani
Group President and Chief Executive Officer, TD Bank Group
Mr. Masrani is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani establishes the strategic direction for the bank and allocates the bank’s financial and human capital. Mr. Masrani is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance
Under Mr. Masrani’s leadership, the bank advanced its strategy, supported millions of customers, and delivered strong results during 2021 with reported earnings of $14.3 billion, a 20% increase over 2020 and above the 2019 pre-pandemic level, and adjusted earnings of $14.6 billion(1), an increase of 47% over 2020. The bank continued to have a strong capital position, ending the year with a Common Equity Tier 1 Ratio of 15.2%(2) up more than 200 basis points from the prior year, and delivered value to shareholders with a TSR of 58.9% during the year.
The bank continued to demonstrate resilience in responding to the challenges of the pandemic, making significant progress on the enterprise strategic priorities outlined on page  42, while focusing on the evolving needs of customers, colleagues and the communities in which the bank operates, including:
•
Ongoing investments in colleagues and technology, and the introduction of new digital capabilities, to serve customers’ changing needs;

•
Delivered exceptional customer experience with Legendary Experience Index results exceeding target by over 300 basis points;

•
Support for the health, safety, and well-being of colleagues, and achieving top quartile employee engagement results as measured against a normative database of global companies;

•
Investments of more than $125 million, through the TD Ready Commitment, to support non-profit organizations across North America and the U.K., including $10 million in grants to organizations with scalable solutions to help K-12 students affected by pandemic-related learning loss in math and reading; and

•
Progress on the bank’s Climate Action Plan and the commitment to reach net zero emissions by 2050, including establishing interim scope 1 and 2 GHG emissions target and pledging to join the Net-Zero Banking Alliance to accelerate efforts to address climate change.

During the year, the bank received notable external recognition including:
•
TD has been listed on the Dow Jones Sustainability World Index for the eighth consecutive year and is the top ranked North American-based bank on this index;

•
Named Safest Bank in North America(3) and Best Consumer Digital Bank in North America, according to Global Finance;

•
Recognized as a best-in-class employer for diversity and inclusion, including recognition as one of Canada’s Best Diversity Employers by Mediacorp and named to the Forbes List of Best Employers for Diversity in the U.S.; and

•
Named one of the World’s Best Employers for 2021 by Forbes and one of Canada’s Best Workplaces by Great Place to Work for the 16th consecutive year.

CEO Compensation
After considering the funding under the ECP, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $13,379,200, $1,629,200 above his target of $11,750,000.
	2021 Actual	2020 Actual	2021 Actual Pay Mix
Salary	$1,450,000	$1,450,000
Variable Compensation	$11,929,200	$8,992,000
Cash Incentive	$2,374,200	$1,790,000
Performance Share Units	$6,401,850	$4,825,340
Stock Options (rounded)	$3,153,150	$2,376,660
Total Direct Compensation	$13,379,200	$10,442,000
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   51

CEO Target Compensation for 2022
In addition, as part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target. Following the review, the committee recommended and the board approved an increase in the CEO’s total direct compensation target to $13,000,000 for 2022, in recognition of market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani’s leadership.
CEO Compensation Over Time
The following table compares the grant date value of compensation awarded to Mr. Masrani from 2017 – 2021 in respect of performance as CEO with the actual value received from compensation awards.
The actual total direct compensation value for the fiscal years noted represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2021.
Year	Total Direct Compensation Awarded (000s)(4)	[A] Realized Pay (000s)(5)	[B] Realizable Pay (000s)(6)	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2021 (000s)	Value of $100
					Period	CEO(7)	Shareholder(8)
2017	$10,850	$8,359	$4,470	$12,829	10/31/16 to 12/31/21	$118	$194
2018	$13,645	$10,379	$9,719	$20,098	10/31/17 to 12/31/21	$147	$156
2019	$11,626	$3,475	$13,188	$16,663	10/31/18 to 12/31/21	$143	$151
2020	$10,442	$3,240	$12,298	$15,538	10/31/19 to 12/31/21	$149	$141
2021	$13,379	$3,824	$6,902	$10,726	10/31/20 to 12/31/21	$80	$172
					Weighted Average	$127	$163
Share Ownership — Mr. Masrani exceeds his share ownership requirement of $14,500,000.
	Actual Share Ownership at December 31, 2021				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(9)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
10	84,968,037	30,352,253	21,221,859	136,542,149	79.53	94.17

(1)
Refer to footnote 2 on page 33 for additional information.

(2)
This measure has been calculated in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements.

(3)
Global Finance’s 30th annual ranking of the World’s Safest Banks published on September 15, 2021.

(4)
Includes salary and variable compensation awarded at year-end in respect of performance during the year, and a special one-time stock option award of $1,900,000 for Mr. Masrani in 2018.

(5)
Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the exercise value of options granted during the period.

(6)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.

(7)
Represents the realized and realizable value to Mr. Masrani for each $100 awarded in total direct compensation during the fiscal year indicated.

(8)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

(9)
The value of Mr. Masrani’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $11,765,217.

52   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Kelvin Vi Luan Tran
Senior Executive Vice President and Chief Financial Officer, TD Bank Group
Effective September 1, 2021, Mr. Tran was appointed Senior Executive Vice President and Chief Financial Officer, TD Bank Group. Prior to this in fiscal 2021, Mr. Tran held the positions of Executive Vice President, Enterprise Finance for the period of March 29, 2021 to August 31, 2021, and Senior Vice President and Chief Financial Officer, TD Bank, America’s Most Convenient Bank® for the period of November 1, 2020 through March 28, 2021.

2021 Performance
In his new role, Mr. Tran is responsible for developing and delivering financial strategy, information and management support on an enterprise-wide basis for TD, consistent with the bank’s enterprise risk appetite. Mr. Tran’s mandate encompasses financial, management and regulatory reporting, enterprise strategy and decision support (including financial analysis, planning and forecasting, and performance management), investor relations, taxation, financial control and governance.
As Executive Vice President, Enterprise Finance, Mr. Tran was accountable for the finance function across business lines and the corporate segment, and led the chief accountants’ department, investor relations, enterprise strategy and decision support, and global tax functions.
During his time as Senior Vice President and Chief Financial Officer, TD Bank, America’s Most Convenient Bank®, Mr. Tran was responsible for developing and delivering financial strategy, information and management support including financial, management and regulatory reporting, strategy and decision support, treasury and balance sheet management, capital management, taxation, and as well as financial control and governance. He was also accountable for a portfolio of U.S. enterprise corporate functions including third party risk management and enterprise real estate.
Mr. Tran effectively contributed to the bank’s success in all of the positions he held during 2021.
After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Tran of $2,640,000 for 2021. The following table highlights the final total direct compensation awarded to Mr. Tran during 2021. Mr. Tran’s 2021 compensation includes the impact of an increase in target compensation associated with Mr. Tran assuming the role of Senior Executive Vice President and Chief Financial Officer on September 1, 2021.
	2021 Actual	2021 Actual Pay Mix
Salary	$450,000
Variable Compensation	$2,190,000
Cash Incentive	$963,000
Performance Share Units	$858,900
Stock Options (rounded)	$368,100
Total Direct Compensation	$2,640,000
Share Ownership — Mr. Tran exceeds his share ownership requirement of $2,250,000.
	Actual Share Ownership at December 31, 2021				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
5	1,680,999	4,042,985	2,488,327	8,212,311	12.72	18.25
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   53

Riaz Ahmed
Group Head, Wholesale Banking, TD Bank Group
President & CEO, TD Securities
Effective September 1, 2021, Mr. Ahmed was appointed Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities. In this role, Mr. Ahmed is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior client and colleague experience. For the period of November 1, 2020 through August 31, 2021, Mr. Ahmed was Group Head and Chief Financial Officer, TD Bank Group.

2021 Performance
As Group Head and Chief Financial Officer until August 31, 2021, Mr. Ahmed led a number of enterprise functions that are critical to the bank and contributed to the strong financial performance during 2021:
•
Reported earnings of $14.3 billion, a 20% increase over 2020 and above the 2019 pre-pandemic level. On an adjusted basis, net income for the year was $14.6 billion(1), an increase of 47% over 2020;

•
Reported ROE of 15.5%(2) and adjusted ROE of 15.9%(1)(2); and

•
Common Equity Tier 1 ratio of 15.2% at year-end, up more than 200 basis points from the fourth quarter in 2020.

Mr. Ahmed worked closely with other members of SET on the bank’s ongoing response to the pandemic, including implications for the bank’s strategic and financial planning processes in support of longer-term growth strategies, advancing the bank’s real estate optimization activities, and supporting return to work and future workplace initiatives.
He oversaw merger and acquisition activity, including the strategic acquisitions of Wells Fargo’s Canadian Direct Equipment Finance operations and Headlands Tech Global Markets, as well as a strategic alliance with Canada Post to expand access to financial services for Canadians, particularly those in rural, remote and Indigenous communities, and guided treasury and capital and corporate transformation.
In addition, employee engagement results in his functions remained above pre-pandemic levels, with strong results on the people manager index, reflecting the focus on supporting leaders in leading virtually.
After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Ahmed of $5,849,000 for 2021. The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years. Mr. Ahmed’s year-over-year compensation includes the impact of his performance in 2021 and an increase in target compensation associated with Mr. Ahmed assuming the role of Group Head, Wholesale Banking and President & CEO, TD Securities on September 1, 2021.
	2021 Actual	2020 Actual	2021 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$5,099,000	$2,597,175
Cash Incentive	$1,784,000	$908,175
Performance Share Units	$2,221,050	$1,131,630
Stock Options (rounded)	$1,093,950	$557,370
Total Direct Compensation	$5,849,000	$3,347,175
Share Ownership — Mr. Ahmed exceeds his share ownership requirement of $7,250,000(3).
	Actual Share Ownership at December 31, 2021				Multiple of Target Total Direct Compensation
		Share Units
Required Multiple(3)	Directly Held ($)	Vested ($)(4)	Subject to Vesting ($)	Total Ownership ($)	Directly Held& Vested Compensation	Total Ownership
1	42,384,721	25,977,099	5,708,769	74,070,589	9.43	10.22

(1)
Refer to footnote 2 on page 33 for additional information.

(2)
For additional information about this metric, refer to the Glossary in the 2021 MD&A.

(3)
Mr. Ahmed’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

(4)
The value of Mr. Ahmed’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $606,505.

54   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Teri Currie
Former Group Head, Canadian Personal Banking, TD Bank Group
Ms. Currie retired as Group Head, Canadian Personal Banking effective January 31, 2022, and joined the Board of Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A. as of February 1, 2022. During her time as Group Head, Canadian Personal Banking, Ms. Currie was responsible for the leadership of Canadian Personal Banking, more commonly known as TD Canada Trust, which includes Community Banking and Personal Banking Products as well as Canadian Credit Cards. Ms. Currie was accountable for developing and implementing plans and strategies to achieve market share, profitability and other financial objectives, while delivering superior customer and colleague experience.

2021 Performance
Under Ms. Currie’s leadership, Canadian Personal Banking delivered $11.5 billion in revenue, 6% growth in personal loans, and 12% growth in personal deposits. The bank maintained strong market share positions, including #1 market share in personal deposits, Interac e-Transfer and Flash, and #2 market share in real estate secured lending, credit cards, auto and indirect loans.
Other 2021 business highlights for Canadian Personal Banking include:
•
Continued to deliver TD Ready Advice, the One TD approach to helping customers feel more confident about their financial futures through the delivery of personalized advice;

•
Increased the number of advisors across branch banking, expanded training resources, and introduced tools to elevate the advice offering; and

•
TD Canada Trust was recognized as a Financial Service Excellence award winner for “Automated Telephone Banking Excellence”(1) among the Big 5 Canadian Retail Banks(2) and among all Financial Institutions in the 2021 Ipsos Customer Service Index (CSI) study(3).

In addition, employee engagement results in Canadian Personal Banking continued to be strong with results 5 basis points above the overall bank, consistent with top quartile performance as measured against a normative database of global companies.
After considering her overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Ms. Currie of $5,988,000 for 2021. The following table highlights the final total direct compensation awarded to Ms. Currie for the past two years.
	2021 Actual	2020 Actual	2021 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$5,238,000	$3,928,500
Cash Incentive	$1,833,000	$1,374,500
Performance Share Units	$2,281,350	$1,711,180
Stock Options (rounded)	$1,123,650	$842,820
Total Direct Compensation	$5,988,000	$4,678,500
Share Ownership — Ms. Currie exceeds her share ownership requirement of $4,500,000.
	Actual Share Ownership at December 31, 2021				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(4)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	3,476	5,840,788	8,615,262	14,459,526	7.79	19.28

(1)
TD Canada Trust shared in the Automated Telephone Banking Excellence award in the 2021 Ipsos Study.

(2)
Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.

(3)
Ipsos 2021 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2021 CSI program year ended with the September 2021 survey wave was 47,977 completed surveys yielding 72,290 financial institution ratings nationally.

(4)
The value of Ms. Currie’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $606,505.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   55

Greg Braca
Former Group Head, U.S. Retail, TD Bank Group and President & CEO, TD Bank, America’s Most Convenient Bank®
Mr. Braca was Group Head, U.S. Retail, TD Bank Group, and President & CEO, TD Bank, America’s Most Convenient Bank® until December 31, 2021. In this role, Mr. Braca was responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD’s relationships with U.S. stakeholders.

2021 Performance
As outlined above, Mr. Braca was responsible for the majority of businesses that contributed to the bank’s U.S. retail segment results in 2021. Excluding the contribution from the bank’s investment in Schwab, the bank’s U.S. retail segment delivered earnings of US$3.3 billion, an increase of US$1.8 billion, compared with last year. U.S. retail delivered strong year-over-year volume growth, including personal and business deposit growth of 19% and 22%, respectively, retail card services balance growth of 12%, and TD Auto Finance originations of US$1.3 billion, representing growth of 15%.
Other 2021 business highlights for the U.S. retail segment include:
•
Facilitated access to the Small Business Administration (SBA) Paycheck Protection Program (PPP) financing and subsequent loan forgiveness, ranking 7th nationwide for PPP financing, and facilitating forgiveness of approximately 97,000 loans with a gross carrying value of US$8.7 billion through October 31, 2021;

•
Introduced TD Essential Banking, a low-cost deposit account designed to meet the needs of unbanked or underbanked customers and help them establish a more secure, inclusive and sustainable financial future;

•
Established a US$100 million equity fund for minority-owned small businesses to provide opportunities in underserved communities and help combat racial inequities;

•
Named Most Trusted Bank by Investor’s Business Daily for 2021(1); and

•
Recognized by Forbes as a Best Employer for Diversity in 2021 for the third consecutive year.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Braca of US$4,533,000 for 2021. The following table highlights the final total direct compensation awarded to Mr. Braca for the past two years.
	2021 Actual		2020 Actual		2021 Actual Pay Mix
Salary	US$	750,000	US$	750,000
Variable Compensation	US$	3,783,000	US$	2,837,250
Cash Incentive	US$	1,324,000	US$	992,250
Performance Share Units	US$	2,080,700	US$	1,561,275
Stock Options (rounded)	US$	378,300	US$	283,725
Total Direct Compensation	US$	4,533,000	US$	3,587,250
Share Ownership — Mr. Braca exceeds his share ownership requirement of $5,652,000(2).
	Actual Share Ownership at December 31, 2021				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(3)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	866,045	3,208,294	8,877,421	12,951,760	4.33	13.75

(1)
Ranked #1, per Investor’s Business Daily from a survey completed in July and August 2021.

(2)
Mr. Braca’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2021 = 1.2560).

(3)
The value of Mr. Braca’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $3,027,804.

56   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Michael Rhodes
Group Head, Canadian Personal Banking, TD Bank Group
Mr. Rhodes was Group Head, Innovation, Technology and Shared Services (ITSS), TD Bank Group until December 31, 2021. In this role, Mr. Rhodes was responsible for the strategy and overall management of a portfolio of enterprise-wide functions including Technology, Digital & Payments, Cybersecurity, Data & Analytics (including Machine Learning), Contact Centers, Fraud Management, and Collections. Mr. Rhodes was appointed Group Head, Canadian Personal Banking, TD Bank Group effective January 1, 2022.

2021 Performance
In collaboration with colleagues throughout the organization, ITSS delivered strong performance including:
•
Advanced the bank’s digital performance with record digital adoption, engagement, and sales, and received recognition as #1 for average digital reach of any bank in Canada, and amongst one of the leaders for domestic digital reach among major developed market banks, according to ComScore(1);

•
Delivered record performance in technology operations as measured by stability, security, resiliency, and project delivery excellence;

•
Achieved record levels of customer experience for digital and phone channels; leveraged insights and analytics to improve customer engagement; and delivered new capabilities such as personalized notifications in mobile applications and advanced payments features; and

•
#1 Financial Institution Patent Filer in Canada with the most patents filed by a financial institution in Canada(2).

In addition, ITSS continued to modernize the bank’s technology assets (including cloud migration) and operating model grounded in customer-centered, cross-functional teams. Employee engagement results during the year were strong with employee engagement scores consistent with the top quartile against a normative database of global companies. ITSS also made strong progress on diversity, including reaching gender parity for women in technology leadership.
After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Rhodes of US$4,208,000 for 2021. The following table highlights the final total direct compensation awarded to Mr. Rhodes for the past two years.
	2021 Actual		2020 Actual		2021 Actual Pay Mix
Salary	US$	600,000	US$	600,000
Variable Compensation	US$	3,608,000	US$	2,531,700
Cash Incentive	US$	1,262,000	US$	885,700
Performance Share Units	US$	1,985,200	US$	1,392,830
Stock Options (rounded)	US$	360,800	US$	253,170
Total Direct Compensation	US$	4,208,000	US$	3,131,700
Share Ownership — Mr. Rhodes exceeds his share ownership requirement of $4,521,600(3).
	Actual Share Ownership at December 31, 2021				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(4)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	2,116	2,365,897	8,087,015	10,455,028	3.14	13.87

(1)
Comscore MMX® Multi-Platform, Financial Services — Banking, Total audience, 3-month average ending June 2021, Canada, United States, Spain, France and UK.

(2)
As per the Canadian Intellectual Property Office database as of January 2022.

(3)
Mr. Rhodes’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2021 = 1.2560).

(4)
The value of Mr. Rhodes’s vested share units includes VSUs only.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   57

Bob Dorrance
Special Advisor and Chairman, TD Securities
Mr. Dorrance retired as Group Head, Wholesale Banking and Chairman, CEO & President, TD Securities on August 31, 2021. In that role, Mr. Dorrance was responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment. As of September 1, 2021, Mr. Dorrance was appointed Special Advisor and Chairman, TD Securities.

2021 Performance
Under Mr. Dorrance’s leadership until August 31, 2021, the Wholesale Banking segment delivered record net income of $1.57 billion in 2021, an increase of 11%, compared with the prior year.
2021 business highlights for the Wholesale Banking segment include:
•
Maintained a leadership position in Canada, including #1 in Canadian mergers and acquisitions (M&A) announced and completed(1) and #2 in government debt underwriting(2);

•
Recognized as a leader in capital markets for expertise and execution capabilities, including named Canada’s Best Investment Bank in the 2021 Euromoney Awards;

•
Invested in the global expansion of the U.S. dollar strategy, including adding senior leaders in the private placement, leveraged finance, communications, media & technology, and sponsor sectors;

•
Continued to add to the U.S. advisory and execution capability, and launched the Dublin operations to support European clients; and

•
Continued to strengthen position as ESG capital markets advisors, including being selected as one of two structuring advisors for the Government of Canada’s inaugural issuance of green bonds, and served as joint lead manager on the International Finance Facility for Immunization Company Vaccine Bonds.

In his role as Special Advisor and Chairman, TD Securities, Mr. Dorrance continued to provide expertise and advice to the dealer, the bank and the leadership team.
After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Dorrance of $8,142,000 for 2021. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years. Mr. Dorrance’s 2021 compensation was pro-rated to reflect his retirement on August 31, 2021.
	2021 Actual	2020 Actual	2021 Actual Pay Mix
Salary	$625,000	$750,000
Variable Compensation	$7,517,000	$7,715,750
Cash Incentive	$2,630,000	$2,367,750
Performance Share Units	$3,274,290	$3,896,660
Stock Options (rounded)	$1,612,710	$1,451,340
Total Direct Compensation	$8,142,000	$8,465,750
In addition, in 2021 Mr. Dorrance received compensation for his role as Special Advisor. Additional details are on page 77.
In 2020, Mr. Dorrance received a one-time PSU of $950,000 in recognition of his performance and significant achievements.
Share Ownership — Mr. Dorrance exceeds his share ownership requirement of $8,500,000.
	Actual Share Ownership at December 31, 2021				Multiple of Target Total Direct Compensation
		Share Units
Required Multiple(3)	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
1	56,858,501	80,284,245	13,007,248	150,149,994	16.13	17.66

(1)
Source: Refinitiv:12 month trailing.

(2)
Source: Bloomberg: calendar year-to-date, excludes self-led offerings, bonus credit to lead.

(3)
Mr. Dorrance’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

58   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the Canadian Securities Administrators.
SUMMARY COMPENSATION TABLE
The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2021, 2020, and 2019 for each of the bank’s NEOs.
Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Bharat Masrani(6)(7) Group President and Chief Executive Officer, TD Bank Group	2021	1,450,000	6,401,850	3,153,160	2,374,200	0	112,096	13,491,306
	2020	1,450,000	4,825,340	2,376,698	1,790,000	0	82,953	10,524,991
	2019	1,435,097	5,461,170	2,689,841	2,025,000	907,300	118,161	12,636,569
Kelvin Vi Luan Tran(8)(11) Senior Executive Vice President and Chief Financial Officer, TD Bank Group	2021	470,427	858,900	368,102	963,000	533,300	341,626	3,535,355
Riaz Ahmed(9) Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities	2021	750,000	2,221,050	1,093,961	1,784,000	333,200	50,274	6,232,485
	2020	750,000	1,131,630	557,386	908,175	315,600	49,837	3,712,628
	2019	750,000	1,280,537	630,730	1,028,750	256,900	51,458	3,998,375
Teri Currie(10) Former Group Head, Canadian Personal Banking, TD Bank Group	2021	750,000	2,281,350	1,123,657	1,833,000	320,800	41,053	6,349,860
	2020	750,000	1,711,180	842,851	1,374,500	303,000	38,833	5,020,364
	2019	750,000	2,685,563	953,377	1,906,100	240,000	50,269	6,585,309
Greg Braca(11)(12) Former Group Head, U.S Retail, TD Bank Group and President & CEO, TD Bank, America’s Most Convenient Bank®	2021	942,000	2,645,402	480,984	1,662,944	27,695	136,136	5,895,161
	2020	1,008,300	1,993,592	362,318	1,333,981	29,342	135,363	4,862,896
	2019	997,050	2,331,297	423,789	1,492,916	26,721	137,758	5,409,531
Michael Rhodes(11)(13) Group Head, Canadian Personal Banking, TD Bank Group	2021	753,600	2,523,983	458,722	1,585,072	27,695	124,140	5,473,212
	2020	806,640	1,778,505	323,287	1,190,735	25,308	285,254	4,409,729
	2019	797,640	2,080,148	378,220	1,333,056	22,733	364,536	4,976,333
Bob Dorrance(14) Special Advisor and Chairman, TD Securities	2021	1,036,576	3,274,290	1,612,715	2,630,000	N/A	27,159	8,580,740
	2020	750,000	3,896,660	1,451,343	2,367,750	N/A	26,933	8,492,686
	2019	750,000	2,896,363	1,426,598	2,327,070	N/A	25,787	7,425,818

(1)
Salary reflects base salary earned during the period November 1, 2020 to October 31, 2021 and may differ from base salary reported elsewhere in this circular as a result of role changes that occurred during the fiscal 2021 year.

(2)
In 2021, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Masrani, Mr. Tran, Mr. Ahmed, Ms. Currie, Mr. Braca, Mr. Rhodes, and Mr. Dorrance by $221,186, $25,821, $76,738, $78,821, $33,740, $32,178, and $113,128, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2021 awards was 14% of the share price. This is the average compensation value for stock option awards for the five years from December 2017 to December 2021, assuming an expected life equal to the full 10 year term of the stock options. The accounting fair value for the December 2021 awards is based on an expected life of 10 years, and the following additional inputs: risk free interest rate of 1.47%; volatility of 17.89%; and dividend yield of 3.66%.

(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs. During 2021, Mr. Tran elected to defer 90% of his cash incentive into DSUs.

(4)
The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for NEOs are provided beginning on page 70 of this circular.

(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO’s total amount reported. For 2021, Mr. Masrani’s amount includes $49,863 in perquisite allowance and $36,387 in tax/financial planning costs; Mr. Tran’s includes $107,204 in tax/financial planning costs and $202,865 in estimated relocation costs; Mr. Ahmed’s amount includes $35,901 in perquisite allowance; Ms. Currie’s amount includes $35,901 in perquisite allowance; Mr. Braca’s amount includes $43,964 in perquisite allowance and $66,689 in club membership fees (prior years’ compensation has been updated to reflect the fees for those years); Mr. Rhodes’s amount includes $65,570 in tax/financial planning costs and $43,960 in perquisite allowance; Mr. Dorrance’s amount includes $16,963 in health and wellness fees and $7,755 in parking fees.

(6)
The pension value reflects that Mr. Masrani has reached normal retirement age on June 1, 2019 according to the terms of the plan. Additional information, including changes in the total pension obligation, are outlined under the heading “Accrued NEO Defined Benefit Pension Obligation” on page 74 of this circular.

(7)
As part of the exchange of the bank’s investment in TD Ameritrade for an investment in The Charles Schwab Corporation, Mr. Masrani was appointed to the Board of Directors of The Charles Schwab Corporation effective October 6, 2020. In addition to the compensation reported in the table above, Mr. Masrani received the following payments from The Charles Schwab Corporation either in respect of or during the period November 1, 2020 to October 31, 2021: a retainer of US$114,895, of which $19,062 was paid in cash and $95,833 Mr. Masrani elected to be deferred as restricted stock units; a stock option award of US$74,000; and a restricted stock unit award of US$111,000. Each restricted stock unit is the equivalent to one share of common stock of The Charles Schwab Corporation and earns dividend equivalents which are paid in cash.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   59

(8)
Mr. Tran was appointed Senior Executive Vice President and Chief Financial Officer effective September 1, 2021.

(9)
Mr. Ahmed was appointed Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities effective September 1, 2021.

(10)
Ms. Currie retired effective January 31, 2022.

(11)
Over the three-year period reported in the table above, Mr. Braca’s and Mr. Rhodes’s compensation was awarded in U.S. dollars, and in 2021, Mr. Tran’s compensation was awarded in a combination of Canadian and U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2021 = 1.2560; 2020 = 1.3444; 2019 = 1.3294). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (2021 = 1.2714; 2020 = 1.2769; 2019 = 1.3201).

(12)
Mr. Braca held the position of Group Head, U.S. Retail, TD Bank Group and President & CEO, TD Bank, America’s Most Convenient Bank® until December 31, 2021.

(13)
Mr. Rhodes was appointed Group Head, Canadian Personal Banking, TD Bank Group effective January 1, 2022. He previously held the position of Group Head, Innovation, Technology and Shared Services, TD Bank Group until December 31, 2021.

(14)
Mr. Dorrance retired as Group Head, Wholesale Banking, TD Bank Group and Chairman, CEO & President, TD Securities effective August 31, 2021. He was appointed Special Advisor and Chairman, TD Securities effective September 1, 2021.

INCENTIVE PLAN AWARDS
Outstanding Option-Based Awards and Share-Based Awards
The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2021.
Name	Option-based Awards(1)					Share-based Awards(1)(2)
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Value of Options Exercised ($)	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested(3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed(3)(5) ($)
						Min(4)	Target	Min	Target
Bharat Masrani	0	36.635	Dec 12, 2021	0	2,671,363
	131,280	40.540	Dec 13, 2022	7,409,443
	131,456	47.590	Dec 12, 2023	6,492,612
	141,668	52.460	Dec 11, 2024	6,307,059
	186,268	53.150	Dec 9, 2025	8,164,126
	157,224	65.750	Dec 12, 2026	4,910,106
	183,632	72.640	Dec 12, 2027	4,469,603
	352,268	69.390	Dec 12, 2028	9,719,074
	217,224	72.840	Dec 12, 2029	5,243,787
	220,432	71.880	Dec 12, 2030	5,532,843
	236,259	95.330	Dec 12, 2031	389,827
						175,062	218,827	16,977,487	21,221,859	30,352,253
Total	1,957,711			58,638,481	2,671,363	175,062	218,827	16,977,487	21,221,859	30,352,253
Kelvin Tran	0	36.635	Dec 12, 2021	0	710,783
	11,496	40.540	Dec 13, 2022	648,834
	9,552	47.590	Dec 12, 2023	471,773
	9,188	52.460	Dec 11, 2024	409,050
	9,612	53.150	Dec 9, 2025	421,294
	8,748	65.750	Dec 12, 2026	273,200
	9,312	72.640	Dec 12, 2027	226,654
	9,540	69.390	Dec 12, 2028	263,209
	9,116	72.840	Dec 12, 2029	220,060
	12,852	71.880	Dec 12, 2030	322,585
	27,581	95.330	Dec 12, 2031	45,509
						20,896	25,658	2,026,466	2,488,327	4,042,985
Total	116,997			3,302,168	710,783	20,896	25,658	2,026,466	2,488,327	4,042,985
Riaz Ahmed	0	40.540	Dec 13, 2022	0	2,981,642
	56,832	47.590	Dec 12, 2023	2,806,932
	57,188	52.460	Dec 11, 2024	2,546,010
	58,544	53.150	Dec 9, 2025	2,565,984
	50,192	65.750	Dec 12, 2026	1,567,496
	53,072	72.640	Dec 12, 2027	1,291,772
	53,292	69.390	Dec 12, 2028	1,470,326
	50,936	72.840	Dec 12, 2029	1,229,595
	51,696	71.880	Dec 12, 2030	1,297,570
	81,968	95.330	Dec 12, 2031	135,247
						47,092	58,865	4,567,015	5,708,769	25,977,099
Total	513,720			14,910,933	2,981,642	47,092	58,865	4,567,015	5,708,769	25,977,099
60   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Name	Option-based Awards(1)					Share-based Awards(1)(2)
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Value of Options Exercised ($)	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested(3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed(3)(5) ($)
						Min(4)	Target	Min	Target
Teri Currie	0	52.460	Dec 11, 2024	0	2,278,972
	0	53.150	Dec 9, 2025	0	2,220,871
	45,172	65.750	Dec 12, 2026	1,410,722
	48,792	72.640	Dec 12, 2027	1,187,597
	52,812	69.390	Dec 12, 2028	1,457,083
	76,992	72.840	Dec 12, 2029	1,858,587
	78,172	71.880	Dec 12, 2030	1,962,117
	84,193	95.330	Dec 12, 2031	138,918
						71,068	88,835	6,892,210	8,615,262	5,840,788
Total	386,133			8,015,024	4,499,843	71,068	88,835	6,892,210	8,615,262	5,840,788
Greg Braca	0	52.460	Dec 11, 2024	0	382,334
	0	53.150	Dec 9, 2025	0	520,828
	0	65.750	Dec 12, 2026	0	412,962
	27,104	72.640	Dec 12, 2027	659,711
	36,344	69.390	Dec 12, 2028	1,002,731
	34,224	72.840	Dec 12, 2029	826,167
	33,604	71.880	Dec 12, 2030	843,460
	36,039	95.330	Dec 12, 2031	59,464
						73,231	91,539	7,101,937	8,877,421	3,208,294
Total	167,315			3,391,534	1,316,124	73,231	91,539	7,101,937	8,877,421	3,208,294
Michael Rhodes	0	52.460	Dec 11, 2024	0	872,750
	20,000	53.150	Dec 9, 2025	876,600	232,148
	22,052	65.750	Dec 12, 2026	688,684
	24,684	72.640	Dec 12, 2027	600,809
	32,276	69.390	Dec 12, 2028	890,495
	30,544	72.840	Dec 12, 2029	737,332
	29,984	71.880	Dec 12, 2030	752,598
	34,371	95.330	Dec 12, 2031	56,712
						66,711	83,388	6,469,612	8,087,015	2,365,897
Total	193,911			4,603,230	1,104,898	66,711	83,388	6,469,612	8,087,015	2,365,897
Bob Dorrance	0	53.150	Dec 9, 2025	0	4,750,311
	0	65.750	Dec 12, 2026	0	2,587,608
	0	72.640	Dec 12, 2027	0	2,730,450
	132,436	69.390	Dec 12, 2028	3,653,909
	115,208	72.840	Dec 12, 2029	2,781,121
	134,608	71.880	Dec 12, 2030	3,378,661
	120,837	95.330	Dec 12, 2031	199,381
						107,298	134,123	10,405,798	13,007,248	80,284,245
Total	503,089			10,013,072	10,068,369	107,298	134,123	10,405,798	13,007,248	80,284,245

(1)
Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.

(3)
Value is based on the December 31, 2021 TSX closing price for a common share of $96.98.

(4)
Represents 80% of the outstanding unvested PSUs, which is the lowest number of units determined by formula under the plan terms. However, the committee may, in its discretion, reduce or cancel outstanding unvested share units.

(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   61

Value on Vesting or Pay-Out of Incentive Plan Awards
The table below presents details of all awards that vested in the most recently completed calendar year.
		Option-based Awards		Share-based Awards
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(1) (#)	Number of Units Vested During the Year(2) (#)	Value Vested During the Year ($)
Bharat Masrani	Dec 12, 2017	183,632	4,166,610	—	—	—	—
	Dec 12, 2018	—	—	80,296	(18,225)	72,900	6,949,584
Kelvin Tran	Dec 12, 2017	9,312	211,289	—	—	—	—
	Dec 12, 2018	—	—	5,437	(1,234)	4,936	470,542
Riaz Ahmed	Dec 12, 2017	53,072	1,204,204	—	—	—	—
	Dec 12, 2018	—	—	20,557	(4,666)	18,664	1,779,201
Teri Currie	Dec 12, 2017	48,792	1,107,090	—	—	—	—
	Oct 11, 2018	—	—	6,609	(1,500)	6,001	517,796
	Dec 12, 2018	—	—	20,371	(4,624)	18,495	1,763,135
Greg Braca	Dec 12, 2017	27,104	614,990	—	—	—	—
	Dec 12, 2018	—	—	37,987	(8,622)	34,488	3,287,754
Michael Rhodes(3)	Dec 12, 2016	—	—	20,046	0	24,396	2,325,644
	Dec 12, 2017	24,684	560,080	—	—	—	—
	Dec 12, 2018	—	—	35,586	(8,077)	32,309	3,079,971
Bob Dorrance	Dec 12, 2017	122,004	2,768,271	—	—	—	—
	Dec 12, 2018	—	—	51,088	(11,596)	46,382	4,421,627

(1)
The PSUs granted on December 12, 2018 vested and matured on December 12, 2021. Additional details are provided under the heading “PSU Payout Factor in 2021” below.

(2)
Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

(3)
Share-based awards includes VSUs granted to Mr. Rhodes on December 12, 2016 and vested on December 12, 2021. VSUs are not paid out and will remain outstanding until Mr. Rhodes retires or otherwise leaves the bank.

PSU Payout Factor in 2021
The PSUs granted on December 12, 2018 vested and matured on December 12, 2021. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period ending October 31, 2021 compared to the peer comparator group and can impact the final number of units within a range of 80% to 120%. The peer comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
The bank’s TSR for the three-year period was 39.7% compared to a peer average TSR of 49.1%. As a result of the TSR performance, the calculated performance factor was 80%, resulting in a reduction to the value of maturing PSUs. On the basis of the same considerations applicable to its judgment about the ECP, the committee decided that no discretion should be exercised in relation to the PSU plan outcomes.
62   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

BANK PERFORMANCE AND EXECUTIVE COMPENSATION
Five Year TSR Comparison
The following graph compares the five-year (based on fiscal year) TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.
Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)
Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization
The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2016.
Using 2016 as a baseline, the total compensation awarded to the top five NEOs increased 12.5%, compared to growth over the same period in adjusted net income available to common shareholders of 59% and market capitalization of 45%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (for 2016 Ms. Johnston was CFO for only a portion of the year; for 2017 Mr. Pedersen was an officer of the bank for only a portion of the year; for 2021 Mr. Tran was CFO for only a portion of the year and Mr. Dorrance was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank’s adjusted earnings, see footnote 2 on page 33 of this circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   63

Cost of Management Ratio
The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.
Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ billions)(2)	Cost of Management Ratio (%)
2021	37.44	14,400	0.26	163.7	0.02
2020	32.61	9,701	0.34	106.7	0.03
2019	36.06	12,233	0.29	136.3	0.03

(1)
For further information on the bank’s adjusted results, see footnote 2 on page 33 of this circular.

(2)
Market capitalization as at October 31 of each year.

Total compensation for the top five NEOs includes fiscal base salary, annual cash incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.
ADDITIONAL DISCLOSURE
The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on employee total rewards practices, alignment to financial stability board principles and risk management practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.
APPROACH TO EMPLOYEE TOTAL REWARDS
The bank’s approach to employee total rewards reflects a consistent philosophy which is applicable to all TD employees, and is focused on delivering a total rewards offering that is market competitive, performance based, minimizes practices that could lead to misconduct, promotes fair and consistent outcomes and alignment between executives and employees, and recognizes and rewards the invaluable contribution of our colleagues. To execute against this philosophy, the bank has comprehensive and well-established total rewards programs, structures, and practices that are designed to deliver appropriate outcomes for all employees.
Examples of these programs, structures, and practices include:
•
Compensation program eligibility, including both salary and incentive compensation, is based on role and level, and is applied consistently for all employees;

•
The majority of employees are paid according to well defined salary structures which provide a range of pay that is competitive in the market while allowing for appropriate variation to recognize individual performance, experience and capability;

•
These salary structures are supported by market analysis and a robust job evaluation process that measures the content of positions and organizes jobs of similar complexity and accountability together into job levels;

•
Salary structures and incentive programs are reviewed regularly with information gathered via recognized third party compensation surveys, and adjustments are made where required to achieve appropriate outcomes, including the ability to deliver market competitive pay;

•
Tools used to facilitate year-end base salary and incentive decisions include guidelines to support consistency in decision making, and additional training and other support is available to people managers;

•
Performance and compensation decisions are subject to a review process, and outcomes are monitored closely;

•
All employees (based on jurisdiction and business) participate in the same benefits programs that offer choice and flexibility in selecting coverage for medical, dental and other benefits to help support colleague health and well-being; and

•
All employees (based on jurisdiction and business) are given the opportunity to participate in the same base retirement arrangements (qualified plans in the U.S. and registered plans in Canada) to support their financial well-being in retirement.

64   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2021, the bank worked with a third-party provider to complete a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned more than 99 cents for every dollar earned by non-minorities.

Role of the HRC
The HRC is responsible for monitoring the bank’s total rewards strategy, plans, policies, and practices. This is reflected in formal accountabilities for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The HRC reviews design principles and governance practices, including the appropriate consideration of conduct and other risks. In addition, the committee receives regular updates on key total reward initiatives for front line employees, and monitors compensation outcomes to confirm alignment in approach between executives and non-executive employees.
The bank continued to invest in providing a competitive total rewards offering to colleagues, increasing minimum entry level wages to $18 (or more) across the North American footprint, and adjusting salary ranges as appropriate to maintain competitive compensation opportunities. During the year, the committee monitored the compensation outcomes of executives relative to the outcomes of the broader employee population, together with initiatives designed to recognize the ongoing role of employees in enabling the bank to maintain uninterrupted core services to customers throughout the pandemic, including the following specific items:
•
Reviewed the business performance factors used to determine year-end incentive awards for more than 60,000 employees who participate in the bank’s large corporate incentive plans, confirming that factors for employees were equal to the comparable factors for executives;

•
Reviewed the year-end base salary increase budgets, confirming that the increases for employees were comparable to the increases for executives;

•
Supported the Total Well-Being Day, a one-time paid day off for colleagues to use in 2021 to prioritize and support the focus on well-being and self-care; and

•
Endorsed the 2021 Colleague Appreciation Award of a one-time award of 5 TD shares to more than 85,000 non-executive employees to express gratitude for their significant efforts through the pandemic in support of the bank, its customers, and the communities in which we operate.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES
In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.
The bank’s compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 65 to 68) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.
Annual Independent Review of Alignment with FSB Guidelines
Each year the bank’s internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past nine years, the conclusion of the review has been a satisfactory rating.
Alignment of Compensation with Risk Appetite
The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify, assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found beginning on page 80 of the bank’s 2021 MD&A. This program is aligned with the bank’s risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.
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Risk Appetite
The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy. In setting the risk appetite, the bank’s vision, purpose, strategy, shared commitments, and capacity to bear risk are all taken into account.
The core risk principles for TD’s RAS are as follows:
The bank takes risks required to build its business, but only if those risks:
1.
Fit the business strategy, and can be understood and managed.

2.
Do not expose the enterprise to any significant single loss events; TD does not “bet the bank” on any single acquisition, business, or product.

3.
Do not risk harming the TD brand.

To make meaning of the RAS, the bank establishes principles and measures at the enterprise and business segment level as appropriate. RAS principles are defined for each of the major risk categories below:
• Strategic Risk • Market Risk • Model Risk • Liquidity Risk • Legal, Regulatory Compliance and Conduct Risk	• Credit Risk • Operational Risk • Insurance Risk • Capital Adequacy Risk • Reputational Risk
Each principle is supported by qualitative and quantitative measures with identified thresholds and limits, as appropriate, to inform ongoing monitoring of performance against the bank’s RAS principles. Measures consider both normal and stress conditions and include those that can be aggregated at the enterprise level and disaggregated at the business segment level, where possible.
Performance relative to the RAS principles and measures is reported regularly to senior management, the risk committee and the board. Annually, a consolidated assessment of performance against the RAS principles and measures is prepared by risk management and is presented by the CRO to a joint session of the risk and human resources committees. This assessment is then used by the HRC as an important input to year-end compensation decisions.
Risk Culture
Risk culture is one of the attributes that is integral to the bank’s overall organizational culture. It forms part of, and is guided by the TD Culture Framework. The central oversight for culture at the bank is led by human resources in partnership with risk management and global compliance. The risk committee engages with the CRO on risk culture.
The bank’s risk culture starts with the “tone at the top” set by the board, CEO, and members of the SET, and is supported by the bank’s vision, purpose, and shared commitments, impacting a range of processes including objective setting and performance management. The risk culture embraces the attitudes and behaviours the bank seeks to foster where the only risks taken are those that can be understood and managed.
Ethical behaviour is a key component of the bank’s risk culture. The bank’s Code, which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.
To support the desired risk culture, risk is a key consideration throughout the compensation cycle as outlined below.
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1. Variable Compensation Plan Design
A key executive compensation principle is to design variable compensation plans that do not encourage risk taking behaviour beyond the bank’s ability to manage it. This includes incorporating appropriate risk balancing mechanisms in variable compensation plans (e.g. deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk taking.
To verify there is appropriate consideration of risk, the variable compensation plan design process for all material incentive plans (including the ECP) involves having material revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions confirming the proposed design does not create an incentive for risk taking beyond the bank’s risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.
2. Aggregate Variable Compensation Award Pool
As discussed in the section titled “How the Executive Compensation Plan Works” on page 38, the aggregate variable compensation award pool available each year for plan participants is based on annual business metrics and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
The committee makes decisions regarding risk adjustments and final variable compensation award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate.
3. Individual Awards
To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk management, the Code, and control framework observance. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual by individual basis and is supported by a comprehensive enterprise-wide process under which risk, control and misconduct related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or variable compensation are made as appropriate.
As part of the process, a summary of the events identified is reviewed with the chief human resources officer, the group head and general counsel, and the CRO to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year.
4. Reduction, Forfeiture, and Clawback of Variable Compensation
After variable compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align variable compensation with risk adjusted performance over time.
A significant portion of variable compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.
Supporting this process, each year the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD’s control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.
In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in full forfeiture of awards if an individual resigns or is terminated for cause.
All variable compensation awards under the ECP are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36 month look-back period.
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In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:
•
Breaching the Code;

•
Breaching employment or post-employment duties or obligations to TD;

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.
Share Ownership Requirements
In order to support the alignment of interests between the bank’s executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive.
If an executive has not met the applicable SOR, the executive must, upon exercising stock options, hold the amount equivalent to the gain (after tax considerations) in the form of TD common shares until the executive’s SOR under the policy has been met.
Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value following their departure.
Refer to pages 52 to 58 for details on the SOR and the value of share and share equivalents held by the CEO and the other NEOs.
Anti-Hedging/Anti-Pledging
To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank’s trading policies from the following:
•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e. a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.
Independence of Control Functions
To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit. In addition, the HRC reviews and approves compensation awards for control function heads.
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MATERIAL RISK TAKERS

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank, should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incent these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.
To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code), can make decisions which impact the risk exposure of the bank in excess of $50 million.
ADDITIONAL SUMMARY COMPENSATION INFORMATION
In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, additional quantitative information is required for senior management and material risk takers.
For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs). There were 207 material risk takers identified in 2021 and 192 material risk takers identified in 2020, in each case excluding the NEOs.
2021 Compensation Awards
The following table summarizes the total value of compensation awarded to material risk takers in respect of 2021 and 2020. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
	2021		2020
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Count	7	207	5	192
Fixed Compensation
Salary(1)	6.2	74.5	4.7	70.2
Variable Compensation Awards
Cash Incentive (non-deferred)	12.8	135.3	7.8	108.1
Share Units (deferred)	20.2	126.1	13.6	96.6
Stock Options (deferred)	8.3	24.7	5.6	18.0
Other Deferred Incentive(2)	0.0	1.5	0.0	2.2
Other
Guaranteed Awards(3)	0.0	0.0	0.0	0.7
Sign on Awards(4)	0.0	4.4	0.0	2.7
Severance Paid(5)	0.0	4.3	0.0	16.2

(1)
Salary is the annual (or equivalent) salary as at October 31, 2021.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

(3)
No individual identified as a material risk taker received a guaranteed award in 2021 versus one in 2020. This individual was a new hire, and, consistent with bank policy, the guarantee was in respect of the first year of hire only. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)
Five individuals identified as material risk takers received sign-on awards in 2021 versus three in 2020. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

(5)
Six individuals identified as material risk takers received severance payments in 2021, of which the single highest severance amount paid was $1.6 million, versus twelve in 2020 with a highest severance amount paid of $3.4 million.

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Deferred Compensation
The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.
	2021(1)		2020(1)
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	68.0	414.3	45.8	308.2
Stock Options	46.5	106.0	1.6	3.5
Other Deferred Incentive(2)	0.0	7.4	0.0	7.8
Vested
Share Units	152.1	179.8	104.0	162.7
Stock Options	56.4	93.8	28.5	62.9
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	22.3	144.9	13.5	101.3
Stock Options	23.4	39.5	6.0	12.3
Other Deferred Incentive(2)	0.0	2.9	0.0	2.8

(1)
Based on the TSX closing price of a common share on December 31, 2021 of $96.98, and on December 31, 2020 of $71.92.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).
Adjustments to Deferred Compensation
The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end, the CRO completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2021 review, no such adjustments were made.
RETIREMENT PLAN BENEFITS

•
Mr. Masrani, Mr. Tran, Mr. Ahmed, and Ms. Currie participate in a supplemental executive retirement plan called the Executive Benefit Plan and Mr. Rhodes participated in a supplemental executive retirement plan called Executive Pension (Canada). Both of these plans provide for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•
Mr. Braca and Mr. Rhodes participate in the TD 401(k) Retirement Plan, a defined contribution registered plan.

•
Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million. The NEOs participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

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Executive Benefit Plan
The bank offers the NEOs who participate in this plan an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive compensation. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Mr. Tran, Mr. Ahmed, and Ms. Currie.
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, using formula of a, b, or c below that provides the greatest benefit:
a)
salary with no inclusion of annual cash incentive (maximum of 35 years);

b)
salary frozen at October 31, 2010, plus annual cash incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and service thereafter (maximum of 30 years in total); or

c)
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or the maximum pensionable earnings associated with the executive level at October 31, each year.

Actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Normal Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension
The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations
The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

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Executive Pension (Canada)
Mr. Rhodes has prior years of credited service in an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive compensation. Mr. Rhodes participated in this plan when he worked in Canada but became a suspended member when he transferred to the U.S. and has not accrued credited service since his date of transfer. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously participated. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Rhodes
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of credited service from date of participation in the registered retirement plan (maximum of 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan).
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, the greater of:
•
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or

•
the maximum pensionable earnings associated with the executive level at October 31, each year.

Normal Retirement Age	65
Vesting Requirements	Executive must satisfy at least one of the two vesting requirements: ◦ age 55 and 10 years of continuous service with TD; or ◦ age plus continuous service with TD is equal to or greater than 80.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Pension is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The portion of the executive’s pension provided by the Executive Pension is paid for the life of the executive. Other optional forms of payment are available on an actuarially equivalent basis.
Other Considerations
The Executive Pension is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

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Pension Fund Society
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. Mr. Masrani, Mr. Tran, Mr. Ahmed, and Ms. Currie participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani, Mr. Tran, Mr. Ahmed, and Ms. Currie.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions
4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $21,027, in 2021. All NEOs who are active participants in the plan make contributions at the maximum level.

Normal Retirement Age	63
Reduction for Early Pension Commencement
Pension is reduced according to a formula based on the number of years and months the pension commences before their 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension
Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2021, the maximum pension is $3,245 per year of membership.
TD Pension Plan (Canada) Defined Benefit
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. Mr. Rhodes participated in the TD Pension Plan (Canada) when he worked in Canada but became a suspended member when he transferred to the U.S. and has not accrued any credited serviced in the plan since his date of transfer. This plan was closed to new employees hired on or after January 1, 2019. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Rhodes
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions
1.0% of salary up to the government limit plus 6.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $21,027, in 2021. All NEOs who are active participants in the plan make contributions at the maximum level.

Normal Retirement Age	65
Reduction for Early Pension Commencement	The pension provided by the TD Pension Plan (Canada) Defined Benefit is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The pension is paid for the life of the member. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2021, the maximum pension is $3,245 per year of membership.
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TD 401(k) Retirement Plan
TD Bank, America’s Most Convenient Bank®, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Contributions are based on the following plan provisions:
Participating NEOs	Mr. Braca and Mr. Rhodes.
Provisions
The bank makes annual core contributions to the plan based on the age and years of service of the employee. Core contributions range between 2%  –  6% of eligible compensation (up to a maximum of $150,000). Employees are also eligible to make salary deferral contributions into the plan and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation for up to a total of 4.5%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member’s account balance.

Normal Retirement Age	65
PENSION ARRANGEMENTS FOR MR. MASRANI
Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.35 million at the time of his appointment as CEO. In 2018, Mr. Masrani’s ability to earn credited service was revised to allow him to earn up to 35 years of credited service, consistent with other Canadian employees and executives who participate in the bank’s defined benefits plans. To allow him the ability to accrue up to 35 years of pensionable service, the pension cap applicable to him was increased to $1.5 million.
ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2020 to October 31, 2021.
Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2020(3)(4)	2021 Compensatory Change(5)	2021 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2021(3)(4)
	October 31, 2021(1)	At Age 65	October 31, 2021	At Age 65(2)
Bharat Masrani(7)	35	35	$1,374,300	$1,374,300	$23,254,000	$0	$(335,300)	$22,918,700
Kelvin Tran	22	35	$200,800	$379,300	$2,852,700	$533,300	$(444,600)	$2,941,400
Riaz Ahmed	25	31	$499,100	$608,700	$8,320,900	$333,200	$(774,300)	$7,879,700
Teri Currie(8)	21	29	$433,800	$577,300	$6,779,700	$320,800	$(669,600)	$6,430,900
Michael Rhodes	3	3	$65,520	$65,520	$575,300	$0	$38,100	$613,400

(1)
Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 15 years for Mr. Masrani, 22 years for Mr. Tran, 25 years for Mr. Ahmed, and 17 years for Ms. Currie. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years.

(2)
The estimated pension amounts at age 65 are calculated assuming current salary and annual cash incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.

(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 24 of the bank’s audited consolidated financial statements for the year ended October 31, 2021.

(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

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(7)
Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). His U.K. pension is based on balances as at October 22, 2021. Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives.

(8)
Ms. Currie was granted, as a term of her employment, an additional four years of service for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Currie’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Currie with a competitive pension at retirement age, which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION
Name	Accrued Obligation at October 31, 2020	2021 Compensatory Change(1)	Accrued Obligation at October 31, 2021
Greg Braca(2)	$961,180	$27,695	$1,419,033
Michael Rhodes(2)	$350,983	$27,695	$456,894

(1)
Compensatory change represents the value of the employer contribution to the TD Bank 401(k) Retirement Plan on behalf of the named executive officer.

(2)
Compensation was awarded in U.S. dollars and reported above in Canadian dollars. The exchange rate used to convert the U.S. dollar compensation was the average month-end US/CDN closing exchange rate for the fiscal year of 1.2560 based on WM/Reuters.

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TERMINATION AND CHANGE OF CONTROL BENEFITS
Calculation of Termination Benefits
The actual amounts that a NEO would receive upon termination of employment can only be determined at the time they leave the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:
•
termination date of December 31, 2021;

•
the December 31, 2021 TSX closing price for a common share of $96.98; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2021.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.
(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)
Bharat Masrani
Deferred compensation (equity)	0.0	38.1	0.0	(49.5)	0.0
Annual pension payable	0.0	0.0	0.0	(1.0)	0.0
Severance	0.0	0.0	7.1	0.0	7.1
Total	0.0	38.1	7.1	(50.5)	7.1
Kelvin Tran
Deferred compensation (equity)	0.0	0.0	3.3	(2.5)	3.3
Annual pension payable	0.0	0.0	0.0	(0.1)	0.0
Severance	0.0	0.0	2.5	0.0	2.5
Total	0.0	0.0	5.8	(2.6)	5.8
Riaz Ahmed
Deferred compensation (equity)	0.0	9.8	0.0	(11.4)	0.0
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	4.0	0.0	4.0
Total	0.0	9.8	4.0	(11.8)	4.0
Teri Currie
Deferred compensation (equity)	0.0	14.0	0.0	(3.2)	0.0
Annual pension payable	0.0	0.0	0.0	(0.3)	0.0
Severance	0.0	0.0	5.0	0.0	5.0
Total	0.0	14.0	5.0	(3.5)	5.0
Greg Braca
Deferred compensation (equity)	0.0	11.6	0.0	(3.7)	0.0
Annual pension payable	0.0	0.0	0.0	0.0	0.0
Severance	0.0	0.0	4.8	0.0	4.8
Total	0.0	11.6	4.8	(3.7)	4.8
Michael Rhodes
Deferred compensation (equity)	0.0	10.5	0.0	(4.5)	0.0
Annual pension payable	0.0	0.0	0.0	(0.1)	0.0
Severance	0.0	0.0	4.2	0.0	4.2
Total	0.0	10.5	4.2	(4.6)	4.2

(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the stock option plan.

(2)
Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. Severance payments for executives above are estimates only.

(3)
In the event of termination without cause within the vesting period that occurs within 24-months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

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Mr. Dorrance’s Arrangements
In June 2021, the bank announced Mr. Dorrance’s retirement from his role as Group Head, Wholesale Banking, TD Bank Group and Chairman, CEO & President, TD Securities effective August 31, 2021. Effective September 1, 2021, Mr. Dorrance became Special Advisor and Chairman, TD Securities, where he continues to provide expertise and advice to the dealer, the bank and the leadership team. In this role, Mr. Dorrance receives a reduced level of compensation as well as the continuation of certain benefits. His DSUs will be redeemable upon the conclusion of his Special Advisor role.
Treatment of Termination Benefits
The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.
Event	Resignation	Retirement	Termination without Cause(1)	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Variable Compensation	Forfeited	Eligible for a pro-rated cash incentive and a pro-rated equity incentive based on time worked during the year	Eligible for a pro-rated cash incentive based on time worked during the year. Must still be employed on the grant date to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(2)	Vested stock options and those that vest within 90 days may be exercised within 90 days. Unvested options will vest in normal course and be exercisable for 90 days following the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	All unvested VSUs vest immediately, and are redeemable upon termination, subject to compliance with conduct provisions	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
Pension	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension from registered plans. Executive supplemental pension is forfeited	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions

(1)
During 2021, the HRC amended the termination without cause provision in the Executive Compensation Plan and all deferred compensation plans. As of the effective date of the change, in the event of a termination without cause the participant will continue to be entitled to all outstanding share unit and stock option awards (subject to compliance with conduct provisions).

(2)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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A ‘change of control’ occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank’s deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.
Conduct Provisions Resulting in Forfeiture
Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:
•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.
STOCK OPTIONS
The following section includes prescribed disclosure under Form 51-102F5  —  Information Circular and Section 613 (Security Based Compensation Arrangements) of the TSX Company Manual.
Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan.
Securities Authorized for Issuance Under the Stock Option Plans
The following table shows, as of December 31, 2021, aggregate information for the bank’s 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.
The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which as at December 31, 2021 was 1,824,672,626.
Equity Compensation Plans	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
Equity compensation plans approved by securityholders
2000 Stock Incentive Plan	0.77%	13,970,561	$71.05	0.54%	9,785,057	1.30%	23,755,618
Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—
Total	0.77%	13,970,561	$71.05	0.54%	9,785,057	1.30%	23,755,618
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Plan Features
Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out on page 46. At grant, the term of outstanding stock options does not exceed 10 years. The following table provides more details on the features of the stock option plans.
Exercise Price
The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.

Stock Appreciation Rights
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.

Circumstances Under Which an Individual is No Longer Entitled to Participate
•
Termination for Cause  —  Stock options are forfeited.

•
Termination without Cause  —  Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. Unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

•
Retirement  —  Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).

•
Resignation  —  Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•
Death or Disability  —  All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

•
Other Circumstances  —  The plan administrator may extend an early expiry date in limited circumstances.

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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Plan Amendments
Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
(i)
an increase in the number of shares reserved under the plan;

(ii)
a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii)
an extension of the original stock option expiry date;

(iv)
re-introduction of non-employee directors as being eligible for new award grants under the plans;

(v)
a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;

(vi)
any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and

(vii)
any amendment to the amendment provisions set forth in section 14.

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants
Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate
The following table outlines the Dilution, Overhang and Burn Rate for the Stock Incentive Plan for the past three years as of October 31, 2021:
Rate	Description	2021	2020	2019
Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.67%	0.72%	0.70%
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.34%	1.50%	1.59%
Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.12%	0.11%	0.12%
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SHAREHOLDER PROPOSALS
The following five proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.
Proposal 1 was submitted by SumofUs, an advocacy organization and online community that is registered in the District of Columbia, U.S., as a joint proposal on behalf of Carole and John Holmes, Dorothy Dunlop, Louise H. Brownlee, Charles Lubiniecki, Dr. Michael Fernando Medicine Professional Corporation, Louise Hager, Patricia McMaster, France de la Fontaine and Kathleen Moleski, each of whom is a shareholder of the bank.
Proposals 2 to 4 were submitted by Mouvement d’éducation et de défense des actionnaires (“MÉDAC”) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3. These proposals were submitted in French and translated into English by the bank.
Proposal 5 was submitted by Vancity Investment Management Ltd. (Vancity), of 700 815 West Hastings Street, Vancouver, BC V6C 1B4, on behalf of the IA Clarington Inhance Canadian Equity SRI Class fund and the IA Clarington Inhance Monthly Income SRI Fund.
Proposal 1
No New Fossil Fuel Financing
RESOLVED: Shareholders request that Toronto Dominion Bank (“TD”) adopt a policy of not financing new fossil fuel supply, including financing of companies exploring or developing undeveloped oil and gas reserves, by end of 2022, all markets and regions, in alignment with pathways to limit global warming to 1.5C, and report annually to shareholders on its plans and progress towards achieving this goal.
Supporting Statement:
Investors recognize TD’s recent climate commitments, including a net-zero by 2050 commitment, in line with the Paris Agreement, with interim targets yet to be released, as well as its membership in the Partnership for Climate Accounting Financials (PCAF).
However, TD continues to have significant exposure to fossil fuels.
TD is the ninth largest funder of fossil fuels in the world, and the seventh for most funding of new fossil fuel projects since the Paris Agreement was signed in 2015. Additionally, TD lands in the top 40 for funding coal power(1). Continuing to fund fossil fuel companies and projects will ultimately prevent TD from reaching its net-zero commitment unless it makes significant changes.
The IPCC’s 2021 report states that more than a 1.5C warming will have significant impacts on the frequency and severity of extreme weather events(2), which lead to catastrophic economic, social, health and environmental outcomes. The International Energy Agency’s (IEA) 2021 report outlining the path to net-zero by 2050 stated that, in order to achieve a maximum 1.5C warming by 2050, there must be no new development of fossil fuel assets of any kind(3). Although TD has committed to not providing any project-specific funding in the Arctic, including the Arctic National Wildlife Refuge, it has not committed to ceasing corporate financing of the fossil fuel companies who could still develop in that region. Corporate financing accounts for 90% of all conventional oil and gas funding(4), and eliminating direct funding to specific projects does not mitigate the risk of fossil fuel expansion.
COP26 and the Glasgow Financial Alliance to Net-Zero call for “smooth but rapid decarbonization”(5) of the global financial sector. It is critical that TD protect shareholder value by leading the way on rapid decarbonization, through ending financing to new fossil fuel development, and maintain competitive advantage in the Canadian and global banking sectors.
The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly, or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

(1)
https ://www .ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf

(2)
https ://www .ipcc.ch/report/ar6/wg1/downloads/report/IPCC_AR6_WGI_SPM.pdf

(3)
https ://www .iea.org/reports/net-zero-by-2050 pg 21

(4)
https ://iea .blob.core.windows.net/assets/ef8ffa01-9958-49f5-9b3b-7842e30f6177/WEI2020.pdf pg 161

(5)
https ://racetozero .unfccc.int/wp-content/uploads/2021/04/GFANZ.pdf pg 5

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Adopting a short-term policy to end fossil fuel expansion will help TD meet its net-zero goals while protecting and maintaining shareholder value.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The board of directors believes that adoption of the policy suggested in the proposal would neither be in the best interests of the bank and its stakeholders nor consistent with the bank’s purpose. The bank is committed to supporting a just and orderly transition to a low carbon economy as quickly as practicable. In pursuit of that objective, the bank has been marshalling resources and evolving its policies and practices in keeping with the development of new technologies, evolving public policy and applicable laws and regulations. The policy suggested in the proposal is not consistent with a just and orderly transition. Moreover, the proposal is overly prescriptive in that it purports to constrain the exercise by the board of its business judgment by dictating how the bank should be managed to deliver on its net-zero target.
The Canadian government has made strong commitments to achieve net-zero and, as a participant in the Federal government’s Sustainable Finance Action Council and as part of TD’s commitment as a member of the UN-convened Net-Zero Banking Alliance (NZBA) that it joined in 2021, TD has an important role to play to foster a well-functioning sustainable financial market that will give investors confidence in Canada, protect the resilience of the Canadian financial sector, and support Canada’s broader long-term economic strength.
The bank’s ambitious global Climate Action Plan adopted by the board and announced in 2020 builds on TD’s track record of progress and positions the bank as a central player in the work needed to enable the transition to a low carbon economy at a pace which is practicable, just and orderly. As part of its Climate Action Plan, the bank has announced a target to achieve net-zero greenhouse gas (GHG) emissions associated with its operations and financing activities by 2050, aligned with the associated principles of the Paris Agreement, and has also announced an interim target for its Scope 1 and Scope 2 (operational) emissions of 25% reduction by 2025. In its 2021 Climate Action Report scheduled to be released in March 2022, TD will announce interim targets for Scope 3 (financed) emissions for the energy and power sectors, which are some of the most carbon-intensive sectors, where the greatest impact can be made.
The need to continue to invest in the responsible production of fossil fuels during the transition period in order to facilitate a just and orderly transition has been acknowledged by policy makers such as the European Commission and by expert bodies such as the International Energy Agency (IEA), including its Net Zero Emissions by 2050 (NZE) report, which is the basis currently being used by TD and some other major banks as a benchmark for determining their own 2030 emission reduction targets. The NZE report demonstrates that if all investments in oil were to be suspended immediately, demand for oil would significantly outpace supply. This would lead to a sustained increase in energy prices with significant negative economic and social consequences. This mismatch in supply and demand could also lead to fuel shortages, which could be further exacerbated by a lack of access to stable worldwide supply. Such negative economic and social impacts would be worse in the regions of Canada whose economies and employment bases are disproportionately dependent on fossil fuel production and processing. By continuing to support industrial customers who are engaged in responsible and credible transition journeys, Canada’s and TD’s approaches are aligned, and will support a just and orderly transition for the approximate 600,000 Canadians whose employment depends, directly or indirectly, on these activities (per Natural Resources Canada’s Energy Fact Book 2021-2022, citing 2020 data).
TD’s Climate Action Plan involves supporting clients in the fossil fuel industry with their transition, by setting targets for Scope 3 financed GHG emissions, which include clients’ Scope 1, Scope 2, and Scope 3 GHG emissions. TD’s approach is intended to be comprehensive, addressing emissions across the value chain including both downstream (demand side) as well as upstream (supply side) activities. Consistent with this approach, the bank has marshalled considerable human and financial resources to support customers engaged in responsible and credible transition journeys, with a particular focus on carbon intensive sectors. For example, the Sustainable Finance and Corporate Transitions group in TD Securities was created to advise and support clients as they work to transition and capture the opportunities of a net zero world by 2050. The group brings together a broad range of expertise from capital markets, investment banking, climate policy, climate risk, framework advisory, corporate sustainability consulting, reporting, and ESG research, among other areas. In addition, in 2017, the bank set a target of $100 billion in low-carbon lending, financing, asset management and other programs by 2030 and, as of the end of 2021, TD has contributed over $86 billion toward that target.
The bank operates in the highly regulated financial services industry, and its Canadian banking regulator has stated its intention to issue guidance for the management of climate change risks. Accordingly the board believes that it would be premature to adopt the measures proposed in the proposal, because they may not align with such guidance or may unduly complicate the bank’s compliance with it.
The bank has adopted policies and goals to ensure that its activities are carried on in alignment with pathways to limit global warming to 1.5C and committed to report annually to shareholders on its plans and progress
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towards achieving that goal as requested by the proposal. The Bank Act (Canada) provides that the board of directors shall manage or supervise the management of the business and affairs of the bank. As set out above and in the bank’s ESG Report and Climate Action Report, the board has exercised its business judgement to approve plans and policies for reaching the objective contemplated by the proposal and committed to report to shareholders on its progress in that regard. In calling for the cessation of financing of new fossil fuel supply by the end of 2022, the proposal purports to constrain the exercise by the board of its duties by dictating how the bank is to be managed to achieve its climate goals and, as such, is overly prescriptive.
Given the active role that TD is playing to support a just and orderly transition to a low carbon economy at a practicable pace; the programs and practices in place to support that transition; the bank’s track record of continuous evolution of such policies and practices as factors such as technology and science evolve; impending regulatory guidance and the fact that the proposal is overly prescriptive; the board believes that adoption of the proposal would not be in the best interests of the bank, its shareholders, its employees and the customers and economies the bank supports. Accordingly, the board of directors recommends that shareholders vote against this proposal.

Proposal 2
Become a “Benefit Company”
It is proposed that the bank analyze the possibility of becoming a benefit company and report on this to the shareholders at the next annual meeting.
Since 2002, banks are accountable for their contribution to society in terms not only of economic performance, but also social and environmental performance. Twenty years later, banks must push further their commitment to inclusive, ecological and sustainable prosperity by analyzing the possibility of becoming a benefit company, as the Business Development Bank of Canada (BDC) has already done by adjusting its internal by-laws. “Introduced in the State of Maryland in 2010, and now adopted in 36 U.S. states,”(6) in British Columbia(7) and provided for by Bill 797(8), the benefit company is characterized by the following(9):
1.
The purpose of the Company shall include, […] the creation of a positive impact on society and the environment, taken as a whole, from the business and operations of the Company […]

2.
The Directors shall, when deciding what is in the best interests of the corporation, consider the short-term and the long-term interests of the corporation and the interests of the corporation’s shareholders, employees, suppliers, creditors and consumers, as well as the government, the environment, and the community and society in which the corporation operates (the “Stakeholders”), to inform their decisions.

3.
In discharging his or her duties, and in determining what is in the best interests of the corporation, each director shall consider all of the Stakeholders (defined above) but shall not be required to regard the interests of any particular Stakeholder as determinative. [… 4… 5.]

Professor Henry Mintzberg (McGill) said that “Successful corporate social responsibility initiatives will never match or remedy the effects of corporate social irresponsibility.”(10) The benefit company makes it possible to enshrine, in the bank’s statutes, its commitment to working in the general interest of the public and to report on the impact of its actions on all stakeholders.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The board of directors does not believe that it is necessary or that it would be useful to conduct the analysis suggested in the proposal and, accordingly, recommends that shareholders vote against the proposal.

(6)
“OSLER, HOSKIN & HARCOURT, “Br.C.’s new legislation on benefit companies”, Osler, Hoskin & Harcourt LLP (June 17, 2020) B.C.’s new legislation on benefit companies (osler.com)

(7)
“Bill M 209 — 2019: Business Corporations Amendment Act (No. 2), 2019” (May 15, 2019) https ://www .bclaws.gov.bc.ca/civix/document/id/bills/billsprevious/4th41st:m209-3

(8)
“Bill 797, An Act to amend the Business Corporations Act to include benefit corporations — Assemblée nationale du Québec. Bill 797, An Act to amend the Business Corporations Act to include benefit corporations — National Assembly of Québec (assnat.qc.ca)

(9)
“Canada — Corporation — No.[ C]ertified B Corporation https ://bcorporation .net/canada-corporation-no

(10)
Craig RYAN, “The future is here: How B Corps are transforming corporate social responsibility” BDC.ca (September 13, 2020) How B Corps are transforming corporate social responsibility [ B]DC.ca

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Under the Bank Act (Canada), it is not legally possible for the bank to give effect to the change suggested. More importantly, as a purpose driven organization, the bank is already committed to building value for its shareholders by enriching the lives of its customers and colleagues and the communities in which the bank operates. The bank’s progress in realizing its purpose is tracked by reference to metrics and disclosed in its annual ESG Report.
The bank operates under a well settled corporate governance legal framework which already allows the board to take account of the interests of all the bank’s stakeholders in its oversight of the bank. A change in the legal framework, even if possible, would introduce uncertainty into the board’s decision-making framework without delivering additional flexibility for the bank to take account of the interests of its various stakeholders in the implementation of its strategy and the conduct of its operations.
Analysis of the type proposed by MÉDAC has been undertaken and reported on by two major U.S. banks. These reports identify various legal and practical considerations which led the boards of those institutions to conclude that conversion to a benefit corporation was not appropriate, necessary or in the best interests of the company. In this regard, it is noted that no major deposit-taking bank in North America is incorporated as a benefit corporation.
In light of the foregoing, the board of directors recommends that shareholders vote against the proposal.

Proposal 3
Advisory Vote on Environmental Policy
It is proposed that the bank adopt an annual advisory voting policy with regard to its environmental and climate action plan and objectives.
At the banks’ 2018 annual shareholders’ meetings, we presented the banks with a shareholder proposal to invite them to publish a brief annual report allowing their shareholders to assess their exposure to climate risk and their contribution to the transition to a low-carbon economy. Your sustainable development and social responsibility reports are a testament to the actions taken or planned to enable the activation of a country-specific economy in the coming years.
A report published in December 2020 by the Rainforest Action Network(11) led us to question the relevance of the proposed objectives and action plans. According to the report, RBC, TD and Scotia were among the top 10 companies in the world to finance fossil fuels, providing more than $89B to oil companies in 2019. BMO and CIBC ranked 16th and 21st, respectively, with a total of nearly $42B.
This commitment to funding such activities and its sustained nature over the past few years is far from the type of behaviour desired to address the alarming findings presented in the draft report published in June 2021 by the Intergovernmental Panel on Climate Change (IPCC). Much more alarmist than the final report published in 2014, in this draft it is believed that, regardless of the rate at which greenhouse gas emissions are reduced, the devastating consequences of global warming on the nature and humanity that depend on it will accelerate and become painfully palpable well before 2050(12): “Life on Earth can recover from major climate change by evolving into new species and creating new ecosystems. Humanity cannot,” these experts note.
Added to this data is the concern of Tiff Macklem, Governor General of the Bank of Canada, who, in a speech delivered in November 2020, called for a faster response by the country to address climate change, in order to avoid the economic repercussions it could have on households and businesses. He called on financial institutions to better assess the risks they face in this area.(13)
For all of these reasons, it is proposed that the Bank agree to adopt an advisory voting policy with respect to its environmental and climate action plan and objectives, in order to verify that it meets the expectations of its shareholders and all stakeholders.

(11)
https ://www .ran.org/bankingonclimatechange2020/

(12)
https ://www .lesechos.fr/monde/enjeux-internationaux/rapport-du-giec-sur-le-climat-une-fuite-qui-change-la- donne-avant-la-cop-26-1326324

(13)
https ://www .finance-investissement.com/nouvelles/economie-et-recherche/changements-climatiques-la-banque- du-canada-veut-presser-le-pas/

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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The board of directors does not believe an annual advisory vote by shareholders on a single element of corporate strategy such as climate policy would provide useful guidance for the board in the discharge of its responsibilities. Accordingly, the board recommends that shareholders vote against the proposal.
Environmental policy is one of a number of significant inputs to corporate strategy. In approving the bank’s strategy, the board considers a broad range of inputs from a full range of stakeholders, which includes shareholders, customers, analysts, regulators, rating agencies and NGOs with a particular interest in various aspects of the bank’s ESG strategies and performance. This input informs the board’s business judgment as it approves necessary trade-offs between strategic priorities to arrive at the bank’s corporate strategy.
In the course of this process, the board is exposed to all relevant information pertaining to the bank’s financial and competitive position and prospects. The volume, complexity and competitive sensitivity of this information is such that it is not practical to make public disclosure of all of it. Accordingly, the board believes that it would not be possible, as a practical matter, to provide shareholders with sufficient information to enable them to make an informed decision on an advisory resolution as suggested in the proposal.
Even if such information could be made available to shareholders, absent a menu of choices to be considered, such a vote would not result in an actionable consensus on the part of shareholders for consideration by the board.
The foregoing considerations are particularly relevant to the bank, with its hundreds of thousands of domestic and foreign, institutional and individual shareholders.
It is no doubt in recognition of these complexities that the legal framework for the governance of the bank vests in the board of directors the exclusive power and full accountability for the approval of the bank’s corporate strategy. The framework also recognizes the necessary dynamism of strategy setting and execution, which is not a once-a-year exercise. Under this framework, recourse for shareholders who are dissatisfied with the bank’s overall strategy or performance is provided through shareholders’ annual vote on the election of directors.
Potential drawbacks associated with advisory votes on climate transition plans have also been recognized by the United Nations-supported Principles for Responsible Investment which, in its February 2022 briefing entitled “Climate Transition Plan Votes: Investor Briefing”, concluded that the benefits of climate transition plan votes as a mechanism to drive comprehensive climate action seem to be outweighed by the risks and potential unintended consequences of such votes.
In light of the foregoing, the board of directors does not believe that adoption of the proposed annual advisory voting policy is in the best interests of the bank and recommends that shareholders vote against the proposal.

Proposal 4
French, an Official Language
It is proposed that the official status of French be expressly written in the bank’s letters, which official status has an impact, among other things, on the language of work in Québec, the language at annual shareholders’ meetings and the language in the bank’s public communications.
The bank’s head office is in Canada, a state where French is an official language.
The Language of a people is its most essential fundamental attribute, an existential attribute.
The diversity of the world cannot in any way be reduced to issues strictly related to the biological nature of natural persons or to arbitration of individual privileges.
The diversity of the world is, first of all, a collective issue based primarily on the culture of peoples.
The people of Québec, through its territorial state and public institutions, starting with its national assembly, constitution and charters, ensure the protection of linguistic diversity in the world by rigorously protecting the collective and public character of its language. The spirit of the Act is clear,(14) including that of the reforms of Federal(15)and Québec(16)Laws.

(14)
“La Charte de la langue française : une entrave […]” http ://hdl .handle.net/11143/10216 [available in French only]

(15)
Bill C-32 https ://parl .ca/DocumentViewer/en/43-2/bill/C-32/first-reading English and French: Towards a substantive equality […] https ://www .canada.ca/en/canadian- heritage/corporate/publications/general-publications/equality-official-languages.html#shr-pg0

(16)
Bill 96 http ://assnat .qc.ca/fr/travaux-parlementaires/projets-loi/projet-loi-96-42-1.html

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The respect for and promotion of this attribute of global diversity is inter alia a matter of social responsibility for all companies.
This is in the interest of all stakeholders, starting with the entire community, from all origins. Sustainable development and long-term performance cannot be imagined otherwise. It is the duty of society to act with scrupulous respect for these sacred principles.
It is also perfectly doable to do business anywhere in the world with a head office that works in the language of the state where it is located.(17)
For example, the Annual General Meeting of Shareholders (“AGM”) of Samsung(18) (Suwon) is in Korean, the AGM of Heineken(19)(Amsterdam) is in Dutch, the AGM of Nissan(20) (Yokohama) is in Japanese, the AGM of Foxconn(21)(Taiwan) is in Mandarin, the AGM of Volkswagen(22) (Wolfsburg) is in German and the AGMs of L’Oréal(23)(Clichy), Danone(24) (Paris), Christian Dior(25) (Paris) and LVMH(26) (Paris) are in French. The content is translated into other languages. The principle is simple and clear.
The French language is not a choice. It is the collective instrument for communicating. Moreover, for foreign languages, there is translation, simultaneous or not.
French is our common language.
It is a collective issue of fairness, justice and dignity. A national issue.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The board of directors believes that the bank’s current policies and practices fully recognize French as one of Canada’s official languages and the official language of Quebec. Accordingly, the board believes that amending the bank’s letters patent or by-laws in the manner called for in the proposal would result in no incremental benefit to the bank or it customers and would involve unnecessary expense. Accordingly, the board recommends that shareholders vote against the proposal.
All of the bank’s core public and voluntary disclosure reports — including quarterly earnings, news releases, the annual report and the annual ESG Report — are provided in French; the Annual Meeting provides simultaneous translation and is chaired by our bilingual board chair; and the bank’s customer-facing website and digital properties are offered to all Canadians in French.
In addition, communications to the public, our customers and key stakeholders in Quebec are provided in French; all TD employees have access to French content and French-speaking support for HR matters; and TD operates an in-house team of expert translators to support French language and cultural adaptation of internal and public content.
For over 33 years, TD has proudly demonstrated that it is an ally in supporting and promoting the use of French in the workplace in Quebec in accordance with the Quebec Charter of the French Language through its voluntary participation in the Office québécois de la langue française’s Francization Certification program.
TD remains committed to serving the needs of our French-speaking customers, enabling employees to work in French, and communicating with our customers, clients and shareholders in the official language of their choice.
For all these reasons, the board of directors finds that TD already fulfils the central purpose of this proposal and recommends that shareholders vote against it.

(17)
“Comment se conclut un «deal» en français? […]” http ://collections .banq.qc.ca/ark:/52327/1832243 [available in French only]

(18)
Samsung’s 2021 AGM https ://www .youtube.com/watch?v=v8l9iOOv58A

(19)
Heineken’s 2021 AGM https ://www .theheinekencompany.com/sites/theheinekencompany/files/Downloads/PDF/AGM%202021/20210609%20 Heineken%20N.V.%20Notulen%20AvA.pdf

(20)
Nissan’s 2021 AGM https ://www .youtube.com/watch?v=OS9Sm3Rgt9k

(21)
Foxconn’ 2021 AGM https ://www .youtube.com/watch?v=pPNJ37Rt3Q0

(22)
Volkswagen’s 2021 AGM https ://www .volkswagenag.com/de/InvestorRelations/annual-general-meeting.html

(23)
L’ORÉAL’s 2021 AGM https ://www .loreal-finance.com/fr/assemblee-generale-2021

(24)
DANONE’s 2021 AGM https ://www .danone.com/fr/investor-relations/shareholders/shareholders-meeting.html

(25)
Christian DIOR’s 2021 AGM https ://voda .akamaized.net/dior/1520614_605ded3e38389/

(26)
LVMH’s 2021 AGM https ://www .lvmh.fr/actionnaires/agenda/assemblee-generale-2021/

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Proposal 5
Executive Compensation Levels
Be it resolved the Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, provide a report to shareholders and publicly disclose the CEO compensation to median worker pay ratio.
Supporting Statement
CEO realized compensation in US has risen 1322.2% since 1978. This increase greatly exceeds the 817% increase in the overall value of the S&P and the 18% increase in the average workers compensation. The CEO to worker compensation ratio in the US has increased from 31 times in 1978 to 351 times in 2020.(27)
Canada has seen similar issues with a report finding that CEO compensation at the top 100 companies on the TSX was 202 times the pay of an average worker in 2020.(28)
Despite high profile announcements of executive level pay cuts at the beginning of the pandemic, a report analyzing pandemic pay cuts found that executive pay increased 17% in 2020 compared to 2019. Even amongst executives who claimed to have taken pandemic pay cuts, 52% actually saw their total compensation increase because bonuses exceeded any salary cuts.(29)
As outlined in a Statistics Canada Report, The Evolution of Canadian Wages over the Last Three Decades, the growing gap between executive pay and worker pay is indicative of and contributing to the growing wage inequality seen in North America.(30)
This growing inequality leads to poorer outcomes for individuals across socioeconomic divides. As outlined by researchers in The Spirit Level: Why Greater Equality Makes Societies Stronger, more unequal societies are associated with poorer health, more violence, a lack of community life and increased rates of mental illness across socioeconomic classes.(31)
Relative compensation levels across an organization are an important metric for maintaining employee satisfaction. Individuals naturally compare their economic situation with others and when higher paid employees’ compensation is increasing at a higher rate than lower paid employees, this can have a detrimental impact on employee morale.(32)
While the vertical compensation analysis undertaken by Toronto-Dominion Bank is a positive step towards addressing these growing wage gaps, it is important that these metrics are publicly disclosed to increase transparency and assure investors that the company is managing these risks. Tracking and disclosing these metrics can help ensure that the company is not inadvertently contributing to these systemic issues.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The board of directors does not believe that undertaking the review suggested by the proposal would be of material benefit to the board or to the Human Resources Committee (HRC) in compensation decision-making, nor would it improve the bank’s existing compensation disclosure. Accordingly, the board recommends that shareholders vote against the proposal.
As outlined in the response to similar shareholder proposals in 2020 and 2019, the Human Resources Committee (HRC) of the board has previously considered vertical pay comparisons and the utility of incorporating a vertical pay ratio into its compensation decision-making. The HRC has concluded — and continues to believe — that ratio results can vary significantly based on the business mix, employee base and geographies of operations of a particular organization, making it a problematic measure that would not be appropriate or meaningful for compensation decision-making. Furthermore, disclosure of the ratio would not contribute to a shareholder’s ability to assess the bank’s approach to compensation and would not improve the bank’s existing disclosure about compensation and the HRC’s practices.

(27)
Lawrence Mishel and Jori Kandra. “CEO Pay has skyrocketed 1,322% since 1978.” Economic Policy Institute, 2021

(28)
David MacDonald. “The Golden Cushion: CEO compensation in Canada” Canadian Centre for Policy Alternatives, 2021

(29)
Alicia Massie and David Macdonald. “Boundless bonuses: Skyrocketing Canadian executive pay during the 2020 pandemic.” Canadian Centre for Policy Alternatives, 2021

(30)
René Morissette, Garnett Picot and Yuqian Lu. “The Evolution of Canadian Wages over the Last Three Decades” Statistics Canada, 2013

(31)
Richard Wilkinson and Kate Pickett. “The Spirit Level: Why Greater Equality Makes Societies Stronger” Bloomsbury Pub Plc USA, 2011

(32)
Emily Breza, Supreet Kaur and Yogita Shamdasani. “The Morale Effects of Pay Inequality” National Bureau of Economic Research, 2016

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The HRC is responsible for supporting the board in ensuring that the bank’s compensation policies at all levels of the organization are designed and administered to provide market-competitive compensation aligned with shareholder interests, incorporating business and individual performance as well as incenting behaviour consistent with the bank’s risk appetite and Code of Conduct and Ethics. As part of this mandate, the HRC sets the bank’s executive compensation strategy with a view to attracting, retaining and motivating high-performing executives to create sustainable value for shareholders over the long term.
The HRC is also accountable for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The board and senior management recognize that the performance and engagement of all the bank’s employees, whether in customer-facing or support roles, will continue to be a key determinant of the bank’s competitive position. Accordingly, as part of its mandate, the HRC receives regular updates on key total rewards initiatives for front-line employees, and the key processes and practices that have been established to deliver on the bank’s total rewards philosophy, which includes providing programs for all employees and executives that are competitive within the market and are aligned with business and individual performance. To this end, the HRC has overseen various initiatives, including investments that have increased minimum entry-level wages to $18 or more across the North American footprint, and monitors compensation outcomes to achieve alignment in approach regarding executives and non-executive employees, as described more fully under the “Approach to Employee Total Rewards” section of this circular.
For the above reasons, the board of directors recommends that shareholders vote against this proposal.

Withdrawn Shareholder Proposals
MÉDAC submitted an additional five proposals (Proposals A through E, below) that it withdrew after discussions with the bank. These proposals were submitted in French and translated into English by the bank. MÉDAC requested that the bank include the text of these proposals and the bank’s response thereto in the circular.
Proposal A
Formal Representation of Employees in Highly Strategic Decision-Making
It is proposed that the Board of Directors evaluate ways to increase employee participation in Board decision-making. It is suggested that the conclusions of this reflection should be reported on at the next annual meeting in 2023.
The health and economic crisis reminded us of the importance of employee health and well-being within organizations. There is no need to mention certain advantages of this: a higher level of job satisfaction, a better sense of belonging, a higher engagement rate, increased productivity, reduced absenteeism, reduced insurance costs, risk of work-related-accidents and occupational diseases.
Over the next few years, boards of directors will be faced with a number of issues related to talent management and development.
In recent years, boards of directors have made an effort to improve the quality of their decision- making by drawing on different experiences and skills and by drawing as much as possible on people of all sexes, ages, origins and religions. Although our boards of directors are mostly composed of independent directors, there is a lack of employee vision that could provide a different perspective on an organization’s operational and strategic issues, better oversight of senior management decisions and a better balance in short- and long-term decision-making, with employees trending to favour the long-term(33).
The United Kingdom’s Corporate Governance Code(34) invited, in its most recent edition (2018), to consider various initiatives to increase employee participation in the highly strategic decisions of organizations, including: the creation of a statutory labour advisory committee, the appointment of a board member to liaise with workers or the appointment as board member of at least one employee other than the CEO.

(33)
Andreas KOKKINIS and Konstantinos SERGAKIS, “A flexible model for efficient employee participation in UK companies,” (2020) 20-2 J. Corp Law Stud. 453-493, DOI: 10.1080/14735970.2020.1735161

(34)
Financial Reporting Council — 2018 — The UK Corporate Governance Code https ://www .frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance- Code-FINAL.PDF

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Fully convinced of the great value that direct and formal employee contributions would have for strategic decision-making, particularly those involving important aspects of talent management and development, we are submitting this proposal, confident that the company will be able to propose, at the next annual meeting in 2023, ways to ensure employee ideas and participation.
THE BANK’S RESPONSE TO THIS PROPOSAL:
Various mechanisms are currently in place to broadly solicit detailed employee views and input. The principal mechanism is the confidential annual survey which actively solicits employee feedback and measures employees’ experiences and views on a wide range of topics, including bank vision, workplace experience, leadership capability and corporate citizenship. In recent surveys, the bank has also solicited employee feedback on our response to the COVID-19 pandemic.
The bank maintains a number of other programs to enable employees to submit their ideas for improvement of the bank’s financial performance, operating efficiency and customer service. Under one such program, in 2021 alone, more than 15,000 ideas were submitted, and more than 2,000 suggestions were implemented, demonstrating the bank’s ability to listen, engage and act on employee feedback in meaningful ways.
Following discussions with the proponent about this proposal, the bank has agreed to give further consideration to whether it would be appropriate for the bank to establish additional processes to reflect the interests and opinions of employees in strategic decision-making. Among the relevant factors, the bank will consider practices from other key jurisdictions. The bank will disclose the results of such consideration before the 2023 annual meeting of shareholders.

Proposal B
Female Managers: Promotions and Advancement
It is proposed that the bank publish annually, in the form it deems appropriate, a report on the representation of women in management positions from the bottom level to the top level, immediately under the CEO.
The pandemic has completely disrupted our economy and our various workplaces. The crisis has particularly affected women, with millions of women having to leave their jobs, opt for part-time work or simply being laid off, given the nature of their work or the economic sector in which they were working. Businesses are therefore left with far fewer women in management positions or in the process of becoming managers in the future. This will only exacerbate a situation that already existed. According to a McKenzie(35) study, while women made up 50% of front-line employees in the organizations surveyed, women made up only 31% of vice-president positions and 14% of CEO positions, as the graph below illustrates.

(35)
The Present and Future of Women at Work in Canada The present and future of women at work in Canada (mckinsey.com)

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In particular, there are measures to “to help women lessen the career and financial impacts of unpaid parental leave and part-time work”(36), since women are still more likely than men to encounter such a work situation, which constitutes obstacles to their advancement.
Companies cannot take the risk of losing even more women in management positions. The report proposed here will provide an overview of the situation at these various levels, encourage senior management to set gender diversity targets for each level, and inform all stakeholders of the strategies that will be put in place to ensure a strong recovery, especially after the health crisis.
THE BANK’S RESPONSE TO THIS PROPOSAL:
TD has a longstanding commitment to diversity and inclusion and regularly reports on diversity goals and progress, including the representation of women in senior management levels and above in its annual ESG Report and Proxy Circular.
In 2021, in Canada, women comprised 40% of senior management roles (vice-president and above) and 45% of middle management roles. Earlier this year, TD established a new and higher target of 45% for women in vice president and above roles in Canada by 2025. For additional detail, including a breakdown across Canada or the United States, as well as our global metrics for top management, senior management, middle management, junior management, new executive appointees and women in revenue-generating roles, we refer to the “2021 Performance Data — Diversity and Inclusion” section of the 2021 ESG Report.
Each year, our annual ESG Report discusses initiatives designed to drive progress through TD’s Women in Leadership (WIL) committee, which was established in 2005 and is led by a member of the senior executive team. In 2021, WIL launched WIL Allies, a program designed to increase self-awareness, improve gender acumen and increase active ally engagement and advocacy on behalf of women at work. The WIL committee actively focuses on the development of current and future women leaders across the bank. In 2021 alone, the WIL committee held over 50 meetings, forums, discussions and employee sessions, with the participation of over 10,000 employees globally.
Across the bank, TD invests significant resources in its inclusive leadership strategy and provides extensive learning and development programs to help managers at every level develop actionable strategies to build diverse teams and leverage their full potential. These programs include TD’s Career Relaunch Program, designed to recruit and nurture financial professionals who take an intentional career break for a range of reasons. This is further supported by the efforts of TD’s Diversity Sourcing Team, which was formed in 2016 to ensure that the bank has talent and recruitment resources focused on each of our diverse communities. For more detail, see the “Talent Attraction, Development and Retention” section of the bank’s annual ESG Report.
Following discussions with the proponent about this proposal, the bank has agreed to certain enhancements to its disclosure about the representation of women in management in its future ESG reports. The bank thanks MÉDAC for its engagement on this matter.

Proposal C
Decarbonization
It is proposed that the bank adopt a substantial reduction in its funding for fossil and polluting industries by setting ambitious, time-bound interim targets for achieving carbon neutrality.
Banks are at the heart of our economy. By choosing the investments or financing they make, they are shaping a model of society. By providing financial support to companies or projects, our banks are responsible for greenhouse gas emissions.
RBC, TD, Scotia, BMO and CIBC are all among the 25 largest lenders to the fossil fuel industry in the world(37).

(36)
Ibid., see Australian company Aurizon’s Shared Care program, among other examples

(37)
Banking on Climate Chaos, Fossil Fuel Finance Report 2021, Rainforest Action Network https ://www .bankingonclimatechaos.org/bankingonclimatechaos2021

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Since the Paris Agreement, these five banks have continued to support the development of polluting companies. Government is committed to “reducing greenhouse gas emissions […] from 40% to 45% by 2030, compared to 2005(38).” Some stakeholders suggest that, in order to achieve carbon neutrality in 2050, short-term intermediate targets should be higher at the beginning than at the end, i.e. up to 25% for 2025 and 50% for 2050(39)or beyond(40). The International Energy Agency (IEA) even calls for “no more investments in fossil fuels”(41). In all cases, it is important to set science-based targets. To this end, standards exist, in particular that of the Science Based Targets initiative (SBTi)(42). The country is responsible for 2% of global emissions(43) (for less than 0.5% of the population), and current projections suggest that its oil and gas expansion should exhaust up to 16% of the global carbon budget(44). IPCC(45) has again sounded the alarm recently, and Antonio Guterres has said that greenhouse gases are “choking our planet”(46). A concrete transition plan on climate change is urgently needed. It must be submitted to shareholders in the most appropriate annual publication.
THE BANK’S RESPONSE TO THIS PROPOSAL:
TD has committed to the adoption of ambitious, time-bound, science-based targets for achieving carbon neutrality pursuant to its bold and ambitious Climate Action Plan and its membership in the United Nations-convened Net Zero Banking Alliance. In accordance with these commitments, the bank has announced interim 2025 Scope 1 and Scope 2 targets for its operations and, in its 2021 Climate Action Report scheduled to be released in March 2022, TD will announce interim targets for Scope 3 (financed) emissions for the energy and power sectors, which are some of the most carbon-intensive sectors, where the greatest impact can be made.
The Canadian government has made strong commitments to achieve net-zero and, as a participant in the Federal government’s Sustainable Finance Action Council and as part of the bank’s commitment to the NZBA, TD has an important part to play to foster a well-functioning sustainable financial market that will give investors confidence in Canada, protect the resilience of the Canadian financial sector, and support Canada’s broader long-term economic strength.
Following discussions with the bank, the proponent has agreed to withdraw this proposal.

(38)
Alexandre SHIELD and Marie VASTEL, “Trudeau promet de réduire les GES du Canada de 40% à 45 % d’ici 2023 2030, Le Devoir, 2021-04-23 https ://www .ledevoir.com/societe/environnement/599319/trudeau-promet-de-reduire- les- ges-du-canada-de-40-a-45-d-ici-2030

(39)
“FACT SHEET: President Biden Sets 2030 Greenhouse Gas Pollution Reduction Target Aimed at Creating Good- Paying Union Jobs and Securing U.S. Leadership on Clean Energy Technologies, The White House, 2021-04-22 https ://www .whitehouse.gov/briefing-room/statements-releases/2021/04/22/fact-sheet-president-biden-sets-2030-greenhouse-gas-pollution-reduction-target-aimed-at-creating-good-paying-union-jobs-and-securing-u-s-leadership-on- clean-energy-technologies/

(40)
“2030 Climate and energy action framework”, Climate action — European Commission, 2016-11-23 2030 climate & energy framework (europa.eu)

(41)
Frank JORIN, “L’AIE suggère de ne plus investir dans les combustibles fossils”, La Presse, sect. Économie 2021-05- 18 https ://www .lapresse.ca/affaires/economie/2021-05-18/l-aie-suggere-de-ne-plus-investir-dans-les-combustibles- fossiles.php

(42)
https ://sciencebasedtargets .org/

(43)
“Greenhouse Gas Emissions,” Environment and Climate Change CANADA, 2007-01-09 Greenhouse gas emissions — Canada.ca

(44)
Carter and Dordi — Correcting Canada’s “one eye shut” climate policy.pdf https ://cascadeinstitute .org/wp- content/uploads/2021/04/Carter-Dordi-Canadas-one-eye-shut-climate-policy-1.1-April-16.pdf

(45)
https ://www .ipcc.ch/report/sixth-assessment-report-cycle/

(46)
UN News [ G]lobal perspective, human stories

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Proposal D
Environmental and Climate Committee of the Board
It is proposed that the Board of Directors establish an environmental and climate committee.
In a recent interview,(47) Mark Carney, former Governor of the Bank of Canada and former Governor of the Bank of England, now Special Envoy on Climate Action and Finance,(48) invited companies to establish a board committee on climate change to better understand the risks associated with the transition to a low-carbon economy. He also added that it would be appropriate for the boards to be enriched by an expert in the field given the complexity of such an issue.
A recent report by the Bank of Canada(49) pointed out that the transition to a lower-carbon economy would be complicated and could be costly for some. The transition will likely lead to complex structural adjustments for carbon-intensive sectors, such as oil and natural gas, and could further expose insurance companies, banks and asset managers to risks. The creation of such a committee would reassure shareholders and stakeholders about its ability to properly manage the risks and opportunities that will arise as a result of climate change, which will continue to have an impact on the economy and the financial system.
THE BANK’S RESPONSE TO THIS PROPOSAL:
The board of directors believes that the existing structure for its oversight of environmental and climate issues is effective and provides a more efficient governance process than would the establishment of the environmental and climate committee called for by the proposal.
TD recognizes the critical business and environmental challenge of climate change, and believes that progress on environmental, climate as well as other ESG matters will be most effective if they are integrated into the business strategy and operations of the organization. Isolating it as a distinct element, as this proposal risks doing, has the potential to diminish the board’s overall responsibility for approving and overseeing strategy and risks creating a mistaken, siloed view that such matters can be effectively addressed in a way that is distinct from, rather than central to, the bank’s overall strategy.
Environmental and climate issues are multifaceted and evolving. In furtherance of its mandate to both ensure comprehensive coverage of issues and avoid duplication in the bank’s governance processes, the board’s Corporate Governance Committee has assumed overall responsibility for ESG matters and allocates responsibility for the various aspects of environmental and climate issues to the appropriate board committee while also ensuring that the full board oversees issues as appropriate.
By way of examples: the Risk Committee focuses on the financial and reputational risk of environmental and climate issues in the course of its oversight of the strategy and operations of individual business units to ensure that such risks are managed within the bank’s risk appetite; the Human Resources Committee considers the impact of these issues on the bank’s employment brand and employee engagement, and approved the incorporation of additional ESG metrics into the executive compensation plan for senior executives; and as reporting standards continue to develop, the Audit Committee will fulfill its oversight role with regard to assurance aspects of the metrics and disclosures by the bank.
The proposal notes that, in a recent interview, Mark Carney, former Governor of the Bank of Canada and former Governor of the Bank of England, invited companies to establish a board committee on climate change to better understand the risks associated with the transition to a low-carbon economy. TD agrees that it is imperative for boards to understand the risks associated with the transition, and, for the reasons noted above, the board believes that its current oversight structure provides effective board level accountability for climate change and the associated risks.
Following discussions with the bank, the proponent has agreed to withdraw this proposal.

(47)
Jakob von BAEYER, “Mark Carney on a values-led economy”, strategy+business http ://www .strategybusiness.com/article/Mark-Carney-on-a-values-led-economy

(48)
“Mr. Mark Joseph Carney of Canada — Special Envoy on Climate Action and Finance [ S]ecretary-General of the United Nations” https ://www .un.org/sg/en/content/sg/personnel-appointments/2019-12-01/mr-mark-joseph-carney-of- canada-special-envoy-climate-action-and-finance.

(49)
https ://changingclimate .ca/

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Proposal E
Circular Economy
It is proposed that the Bank report on loans it has made in recent years in support of the circular economy.
Our circular economy proposal garnered more than 8.5% support from shareholders last year. Taking note of your initiatives, we would like to obtain information on the loans granted for the development of this new economy.
Our monitoring in this area leads us to believe that some European institutions are able to complement their efforts by encouraging, through loans, the development of this economy, which requires a new way of assessing the appropriate financial support. We recognize that this is a significant challenge, but it involves financial institutions moving from the linear economy of  “extracting, manufacturing, consuming, throwing away” to a model that integrates the product’s life cycle and a reasoned management of resources and that can be described with the following three R’s: Reduce, Recycle, Reuse.(50)
We would also like to draw your attention to the plea of the United Nations Environment Programme(51) (UNEP), which has been made for several years, for an urgent decoupling between the economic growth, the consumption of virgin resources and the environmental impacts by mentioning an unprecedented degradation of ecosystems and the increasing emission of greenhouse gases (GHGs). It should also be noted that, on a global scale, only a little less than 9% of the resources extracted(52) reintegrate the economy after a first cycle of use. It is therefore important that this reporting be made so that the Bank can set financing objectives for these companies and report on the achievement of these objectives in its annual reports.
THE BANK’S RESPONSE TO THIS PROPOSAL:
The board believes that its current disclosure practices, primarily its ESG Report, meet the objectives of the proposal while respecting constraints on disclosure of customer sensitive information. For example, as noted in the bank’s 2021 ESG Report, the bank has identified ‘Responsible Resource Use’ (RRU) as a key strategic ESG priority for fiscal 2022 which requires an examination of circular economy practices as an important tool in the strategy development for RRU support. Using resources more responsibly speaks directly to our commitment to the circular economy.
In addition, the bank’s philanthropic activities reported on in the bank’s annual TD Ready Commitment Report and in the document entitled “TD’s Philanthropic Support for the Circular Economy” available on the bank’s website, financially support numerous significant and noteworthy projects with organizations that enable reduction, recycling, regeneration and/or recovery.
During its discussions with the proponent regarding this proposal, MÉDAC requested that the bank consider joining one or both of the following two organizations: Circular Economy Leadership Canada (“CELC”) and the UN Principles for Responsible Banking. TD has a long history of supporting activities aimed at enhancing sustainability therefore, following completion of the bank‘s review of the CELC, an organization whose mission is to provide thought leadership, technical expertise and a collaborative platform for the development of solutions that accelerate the transition to a circular economy, the bank has decided to join that organization. The bank continues its assessment of the UN Principles of Responsible Banking. As requested by MÉDAC, the bank will publicly disclose the results of that assessment once completed. The bank thanks MÉDAC for its engagement on this matter.

(50)
https: //group .bnpparibas/en/news/expanding-circular-economies-accelerate-change https ://www .eib.org/attachments/thematic/circular_economy_guide_en.pdf

(51)
https ://www .resourcepanel.org/reports/decoupling-natural-resource-use-and-environmental-impacts-economic- growth

(52)
https ://www .circularity-gap.world/2020

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A proposal was submitted by the B.C. General Employees’ Union (“BCGEU”), of 4911 Canada Way, Burnaby, BC V5G 3W3. This proposal, which relates to racial equity matters, highlighted the Bank’s various actions on Diversity & Inclusion including:
•
the TD Community Resilience Initiative, allocating funds to help strengthen community resilience,

•
participation in the Black Entrepreneurship Loan Fund, and

•
supporting financial coaching to under/unbanked families in three U.S. states.

The proposal also acknowledged that:
•
TD had launched a new training module on Anti-Black Racism/Anti-Racism,

•
TD is creating a roadmap to attract and retain Black professionals, and

•
in 2020, TD committed to doubling Black executives by 2022 and increasing minority executive representation by 50% by 2025.

Recognizing that TD has taken concrete action to support racial equity with respect to its employees, customers and the communities in which it operates, BCGEU requested that TD commission and publish an independent racial equity audit to analyse the efficacy of the Bank’s action on race.
TD is devoted to advancing its Diversity & Inclusion strategy to build a more inclusive and diverse culture at the Bank, and has been bold about its commitments both inside and outside the organization and focused its efforts to align to TD’s purpose to enrich the lives of customers and colleagues.
Accordingly, following engagement on this matter, TD has agreed that, before December 31, 2022, TD will engage a third party law firm to conduct a racial equity assessment of TD’s Canadian and U.S. employment policies, with the specific scope, focus and timeline of that engagement to be determined by TD in consultation with the firm. The assessment will be overseen by TD’s board of directors. By June 30, 2023, TD will publicly disclose either (i) its key insights from the assessment, or (ii) an update on the progression of the assessment, together with an expected timeline for completion of the assessment and disclosure of the key insights. TD acknowledges racial equity considerations are not only relevant to a bank’s internal employment practices, but also in how banks support minority business owners and influence the level of under/unbanking in minority communities. TD has committed to use the results of this racial equity assessment to inform its future practices in supporting minority business owners and addressing the level of under/unbanking in minority communities. On the basis of the foregoing, BCGEU has agreed to withdraw its proposal.
TD supports a culture of listening to and learning from our colleagues about how we can continue our Diversity & Inclusion journey, and we believe that undertaking this assessment helps us continue that journey.
DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK
Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.
The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the Board Chair. The bank’s Corporate Governance Guideline also contains procedures regarding director conflicts of interest, which are described in Schedule A  —  Corporate Governance of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, its majority-held subsidiaries and entities, and other independent entities where that service is at the behest of TD, including TD Ameritrade and Schwab. This insurance has a dedicated
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policy limit of $500 million per claim and in the aggregate for the term ending May 1, 2022. The insurance applies in circumstances where the bank is unable to indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2 million.
DIRECTORS’ APPROVAL
The board of directors has approved the contents and distribution of this circular to the common shareholders of the bank.
Gwen Hughes
Associate Vice President and Corporate Secretary
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SCHEDULE A
CORPORATE GOVERNANCE
POLICIES AND PRACTICES

Our board and management are committed to sound corporate governance practices that contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives.

The board’s corporate governance policies, principles and practices, which are reviewed by the Corporate Governance Committee at least annually, focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value. The board’s governance framework includes the charters and key practices of the board and its committees and the Corporate Governance Guideline (available at www.td.com/governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.
Although they do not all directly apply to the bank, these policies, principles and practices also take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.
Visit the bank’s website for additional governance information, including:
• Code of Conduct and Ethics (the Code) • Corporate Governance Guideline • Board Diversity Policy • Disclosure Policy • Director Independence Policy • Proxy Access Policy
•
Majority Voting Policy

•
Position Description for Directors

•
Position Description for the Group President and CEO

•
Charters of the Board and its Committees, the Board Chair and the Chairs of Committees

BOARD OF DIRECTORS

Our board is independent. Of the 13 nominees proposed for election, 12 (92%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Director Independence
To be effective, the board must operate independently of management. All but one of the bank’s directors and all committee members are independent. Bharat B. Masrani, Group President and CEO, TD Bank Group, is the only director not considered to be “independent” under the Director Independence Policy or the CSA Guidelines and is “affiliated” under the Bank Act because of his position. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law.
The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.
Detailed information on all director nominees proposed for election this year is provided in the “Director Nominees” section of this circular.
How the Board Determines Independence
The board has a robust annual process to evaluate director independence. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances. To determine if a director has a “material relationship” with the bank that would compromise their independence, the corporate governance committee considers all relevant facts and circumstances, including any relationship a director may have with the bank, and any relationships that their spouses, children, principal business affiliations and any other relevant individuals may have, and considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting or financial services relationships.
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The corporate governance committee considers the director independence standards that incorporate the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators. While not required to do so, the corporate governance committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.
In addition to the Director Independence Policy, the board has implemented the following policies and practices:
•
the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2021, 53 in-camera sessions were held;

•
the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•
the non-management directors must annually appoint a strong, independent board chair with a clear mandate to provide leadership for the independent directors; and

•
the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Other Directorships and Board Interlocks Policy
In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are restricted from serving on other boards without prior advance notice to and approval from the chair of the corporate governance committee of their intention to accept an invitation to serve on the board of directors of any public company or any company in the financial services sector. Other than as members of the board of the bank, no more than two board members may sit on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. There are currently no board interlocks.
Two of the nominees proposed for election, Messrs. Brian Levitt and Bharat Masrani, are members of the board of directors of The Charles Schwab Corporation (“Schwab”). In connection with Schwab’s acquisition of TD Ameritrade Holding Corporation on October 6, 2020, the bank and Schwab entered into a stockholders’ agreement under which the bank has the right to two seats on Schwab’s board of directors depending on its ownership interest in Schwab and subject to the bank meeting certain conditions, which seats are currently held by Messrs. Levitt and Masrani.
Board Chair

The Board Chair is Brian Levitt. Mr. Levitt has been the Board Chair since January 1, 2011. Shareholders may communicate directly with the Board Chair by email c/o TD Shareholder Relations at tdshinfo@td.com.

The Board Chair is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance. The Board Chair’s key responsibilities are set out in the bank’s Charter of the Board Chair (www.td.com/governance/charters.jsp). The chair:
•
must be independent and appointed annually by the non-management directors;

•
chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•
consistent with the Bank’s shareholder engagement policies, meets with shareholders, regulators and other interested parties on matters core to the board’s mandate, and attends public events on behalf of the bank;

•
is also the chair of the corporate governance committee and a member of the human resources committee;

•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank’s regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2021, the Board Chair met, both alone and with one or more of the committee chairs, eight times with representatives of the bank’s regulators. The Board Chair’s and committee chairs’ involvement in these

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meetings includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out.
For more information about the bank’s Board Chair, Mr. Levitt, see the “Director Nominees” section of this circular or the bank’s website at www.td.com/governance/chair.jsp.
Shareholders’ Meetings
The Board Chair is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, excluding Messrs. Levitt and Masrani, all but one of the director nominees then standing for election, attended the bank’s virtual annual shareholders’ meeting. Messrs. Levitt and Masrani attended the annual shareholders’ meeting in person in Toronto, with social distancing practices in place.
BOARD MANDATE

Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly, including addressing, where appropriate, the concerns of the bank’s other key stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators, communities and the public at large.

The board’s responsibilities are set out in its charter and include the following:
•
supervision of the management of the business and affairs of the bank;

•
approval of the bank’s strategy and major policy decisions  —  the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions;

•
approval of the bank’s enterprise risk appetite statement  —  the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and enterprise risk framework (and the board must approve the risk appetite statement and monitor the bank’s risk profile and performance);

•
evaluation, compensation, talent development and succession  —  the board must be satisfied that there are processes in place to identify, attract, evaluate, develop and retain the right people to enable the bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and the board must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank’s long-term success;

•
oversight of the management of capital, liquidity, risks, and internal controls  —  the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets and reputation; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite;

•
disclosure of reliable and timely information to investors  —  the board must be satisfied that the bank is providing its investors with accurate and balanced information in a timely manner; and

•
effective board governance  —  the directors must function effectively as a board in order to meet its stewardship responsibilities; the board needs to be comprised of strong members with the appropriate skills and experience, and the right information.

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 118 of this circular).
Our employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board has also put in place formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.
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Strategic Planning
The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), and major capital expenditures, and monitoring adequate levels of capital and liquidity. At least annually, the board reviews the strategic plan of each business segment, considering factors including the competitive landscape, opportunities for growth and key performance metrics. The board assesses the bank’s major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.
The bank’s strategy is to be the premier Canadian retail bank, a peer-leading U.S. retail bank, and a leading North American franchise-based wholesale business.
Risk Management
The board oversees the bank’s risk culture and approves and oversees frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank’s enterprise risk framework. The board is supported in its discharge of this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank’s enterprise risk appetite statement and satisfies itself that the bank has appropriate strategies, frameworks and policies in place to manage its current and emerging risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management, recovery and resolution plans as required by applicable regulatory requirements. See the “Managing Risk” section of the bank’s 2021 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.
Capital and Liquidity Oversight
The board oversees the bank’s capital adequacy and management, including by annually reviewing and approving the bank’s Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law regulations. The board also oversees the implementation of the bank’s liquidity and funding frameworks and policies and annually reviews the bank’s liquidity and funding plans.
Purpose and Environmental and Social Matters
TD’s purpose is to enrich the lives of its customers, communities and colleagues. This statement of purpose animates and is reflected in the bank’s strategy, Risk Appetite Framework, culture and operating policies and procedures. The board’s oversight of the bank’s strategy occurs continuously throughout the year and includes overseeing how management pursues the responsible advancement of the long-term interests of shareholders while addressing the concerns of other relevant stakeholders and interested parties including the bank’s employees, customers, communities, debt holders, regulators and the public at large.
The corporate governance committee is responsible for overseeing the bank’s alignment with its purpose and the bank’s performance and reporting on corporate responsibility for environmental and social matters. Each year the committee reviews the bank’s Environmental, Social and Governance Report (https://www.td.com/ca/en/about-td/for-investors/economic-social-governance-reporting/) and receives periodic updates on environmental and social trends, best practices and the bank’s relative performance. In addition, management provides regular updates to the risk committee on the bank’s approach to environmental and social risk management, including climate-related risks and potential social impacts across major risk categories. The board also is assisted by the human resources committee, which reviews the bank’s inclusion and diversity strategy and initiatives, actions related to colleague health, safety and well-being, and compensation related activities, including the impact of ESG on SET compensation. The board receives regular updates on environmental and social matters affecting the bank.
Succession Planning
The board and human resources committee are responsible for succession planning for the senior leadership of the bank and for overseeing the bank’s people strategy. This includes identifying potential succession candidates for CEO, at least annually reviewing and approving the succession plans for senior executive
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positions and the heads of key control functions, being satisfied that the senior leadership team is identifying potential succession candidates for other key executive roles, monitoring development plans for those identified, and fostering management depth by rigorously assessing candidates for other senior positions.
Communication
The corporate governance committee must satisfy itself that the bank communicates effectively, both proactively and responsively, with shareholders, other key stakeholders (such as employees, customers, regulators, and communities), and the public at large. The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, the design and operation of related disclosure controls and procedures, and any disclosure issues that may have arisen in the past year.
The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular.
Measures for Receiving Stakeholder Feedback
Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events (such as the annual shareholders’ meeting, quarterly earnings conference calls and TD investor relations’ investor events, organized by TD investor relations). The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for environmental and social matters.
Shareholders may contact TD Shareholders Relations at tdshinfo@td.com and may also communicate directly with the bank’s independent directors through the Board Chair (contact information is provided on page 118 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp). In addition to any timely reporting, the corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.
The bank is committed to proactive, open and responsive communications with shareholders, other interested parties and the public at large. The bank recognizes the importance of engagement of directors with shareholders on areas core to the board’s mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement and subject to the Board Chair’s approval and guidance, the bank’s directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank’s approach to executive compensation, corporate governance, corporate responsibility for environmental and social matters, long-term strategic positioning and other areas of interest to shareholders core to the board’s mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, when considering compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions. All of these inputs guide governance considerations.
Internal Controls and Management Information Systems
The board oversees, and monitors the integrity and effectiveness of, the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process, the board satisfies itself that the bank’s financial reporting and financial control systems are operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies  —  Controls and Procedures” in the bank’s 2021 MD&A.
The bank maintains a program for raising conduct and ethics concerns, which provides employees and members of the public worldwide with an open and effective communication channel to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or
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regulatory matters. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program including the Conduct and Ethics Hotline is available at https://www.td.com/about-tdbfg/corporate-governance/tdbfg-conduct-and-ethics-hotline/.
Developing the Bank’s Approach to Corporate Governance
The board believes the bank’s success is based on a culture of integrity which starts with the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees. The corporate governance committee keeps abreast of the latest regulatory requirements, global emerging trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary.
POSITION DESCRIPTIONS
The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Board Chair, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).
ORIENTATION AND CONTINUING EDUCATION
Orientation
The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.
Our director orientation program is comprised of several components, including:
1.
Each new director receives a set of orientation reference materials tailored to their unique background, experience and expected committee responsibilities. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Each new director participates in comprehensive education sessions at which the CEO or other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital and liquidity management, finance, human capital management, information technology, marketing/digital, environmental and social matters, the regulatory environment, directors’ responsibilities, and other significant issues and key risks the bank faces;

3.
New directors meet with the CEO and the Board Chair and the chair of each committee the director is joining; and

4.
New directors are assigned a “mentor” director for the director’s first year to answer questions and provide contextual information to better understand materials, presentations and processes.

New directors are also offered an opportunity to visit various sites (e.g., the head office of TD Bank US Holding Company, retail branches, operations centres, contact centres, trading floors).
Continuing Education
The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities.
All directors are expected to continuously deepen their knowledge of the business of the bank, relevant trends in business and industry, and the regulatory environment in which the bank and its subsidiaries operate. Presentations are regularly made to the board on different aspects of the bank’s operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.
Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to participate in sufficient continuing education to be effective in their roles.
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The continuing education program for directors provided by the bank includes:
•
in-depth sessions (“deep dives”) as well as an annual two-day board strategy meeting on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•
optional director orientation sessions for directors in their second year of service;

•
complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation talent;

•
enrollment in events and access to publications to enhance their knowledge of directors’ responsibilities and current governance trends;

•
regular presentations on different aspects of the bank’s operations;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•
reimbursement of expenses for external education sessions as applicable, which they are encouraged to attend.

DIRECTOR EDUCATION SESSIONS — FISCAL 2021
Date	Sessions	Attendance
Regularly	Pandemic Lessons Learned, including Contact Center Transformation, Impact on the bank’s Workforce, Digitization and Automation, Credit and Market Risk, and Third Party Risk	Board
	Strategy and Corporate Development Updates	Board
	Economic Updates	Board
	Key Business Risks and Challenges	Risk
	People Strategy Updates	HRC
	IFRS 17 Updates	Audit
	Report on Governance Events	CGC
Q1	COVID-19 Impacts on Audit Strategy	Audit
	Credit Risk Update	Risk
	Environmental and Social Matters, Performance and Disclosure Strategy	CGC
	Complaint-Handling Procedures	CGC
	Adapting Board Meetings in a Virtual World	CGC
	Pay Equity Update	HRC
Q2	Trading Environment Update	Board
	Financial Consumer Agency of Canada	Audit
	ESG Disclosure and Reporting Standards	Audit
	Climate-Related Risks	Risk
	Insider Risk Management Update	Risk
	Comprehensive Capital Assessment Review	Risk
	Benchmark Rate Reform	Risk/Audit
	Technology and Cybersecurity Risk	Risk/Audit
	AML Technology Update	Risk/Audit
	ESG Reporting Frameworks and Standards	CGC
	Diversity and Inclusion Update	HRC
Q3	Credit Allowance Outlook	Board
	Diversity & Inclusion Deep Dive with a Focus on Indigenous Peoples	Board/HRC
	TD Securities’ ESG Strategy	Board
	Next Evolution of Work	Board/HRC
	ESG Interim Strategy Update	CGC
	Basel III Reforms Update	Risk
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DIRECTOR EDUCATION SESSIONS — FISCAL 2021
Date	Sessions	Attendance
Q4	Cloud Update	Board
	Digital Currency	Board
	ESG Education Sessions, including Financed Emissions, and Power & Utilities: Landscape and Strategy Discussion	Board
	Marketing Strategy	Board
	Interest Rate Environment Update	Board
	Data Strategy	Board
	Future of Banking, including Non-Traditional Competitors, Payments, Data Aggregation / Open Banking	Board
	Canadian Election Discussion	Board
	TD Future Workplace Strategy	Board
	ESG Strategy	Board
	Digital Roadmap	Board
	Annual Cybersecurity Program Update	Board
	Emerging Audit Topics	Audit
	Environmental and Social Risk Update	Risk
	Operational Resilience	Risk
	Data Governance Update	Risk/Audit
ETHICAL BUSINESS CONDUCT
As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism.
While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. There are a number of policies and procedures in place, including the Code, the Culture Framework, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.
The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with the bank’s policies and procedures for ethical personal, business and market conduct. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.
The corporate governance committee also oversees the status and effectiveness of the bank’s conduct risk management program, including receiving reports on any potential conduct risk trends and provides regular updates to the board.
Code of Conduct and Ethics
The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedar.com and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 118 of this circular.
The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, customers, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the contents of the Code and attest to their ongoing compliance with the Code annually.
The corporate governance committee annually reviews the Code and oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2021, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or the conduct risk team within compliance. An annual report is submitted by the chief human resources officer to the corporate governance committee on the attestation process confirming the completion of training and attestation activities. Employees are required to report any suspected violations of the Code immediately to TD and various internal reporting channels are outlined in the Code under “Reporting Violations”. The human resources committee receives a report annually on the impact of risk and control related events, including Code violations on individual compensation and continuing employment of executives. Employees who may be uncomfortable using these internal channels can report possible violations anonymously through the TD
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Conduct and Ethics Hotline as described under “Internal Controls and Management Information Systems” above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.
Insider Trading Policies
Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2021 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department and are subject to periods when trading is restricted. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Director Conflict of Interest
Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between them and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer their resignation.
BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL
Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business and operating environment.

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.
Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and diverse perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for a fresh perspective with the broad experience needed to oversee a complex, multi-national banking enterprise.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies relevant to the opportunities, risks, culture and ethics, and long-term strategy of the bank. In identifying individuals qualified to become candidates, the committee invites suggestions from other directors and management, and it often engages independent consultants. The chair leads the process and the CEO is included with a number of directors in the interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.
The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. The corporate governance committee assesses the personal attributes, competencies and experience of each candidate to determine
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that they will be able to make an effective contribution to the work of the board. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each nominee at the annual shareholders’ meeting. The nominees identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee.
In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and considers unsolicited nominations. Such nominations should be addressed to the Board Chair at the address provided in the “Shareholder Inquiries” section of this circular. The Chair will bring to the attention of the corporate governance committee any unsolicited nominations that, in the Chair’s opinion, merit consideration by the committee.
Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank’s business. All of the directors have significant expertise in executive leadership, and governance.

The corporate governance committee uses the following matrix to assess the collective skill and experience profile of the director nominees it recommends to the board taking into consideration the bank’s strategy, opportunities, risk profile and overall operations:
• Executive Leadership • Financial Services • Insurance • Risk Management • Talent Management & Executive Compensation • Audit/Accounting • Capital Markets/Treasury	• Environmental, Social and Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Digital/Data • Technology Management • Operational Excellence
On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience competencies that the board needs to address its many responsibilities and long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed competencies required by the board to discharge its responsibilities.
Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.
Diversity

The board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity and inclusion at all levels of the bank’s workforce.

As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the Board, the CGC considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background and other attributes, while recognizing that the Board is comprised of a limited number of individuals. The Board has established a goal that women and men each comprise at least 30% to 40% of the board’s directors. In addition to its own consideration of candidates to recommend for appointment to the Board, the CGC also may engage recruitment firms to identify candidates with particular competencies and personal attributes, including the diversity criteria set out in the bank’s Board Diversity Policy. As well, the Board’s annual self-evaluation process includes an assessment of the Board’s mix of members, skills, experience, diversity and other characteristics. This year, women comprise 38% (5 of 13) of all director nominees. In addition, 38% (5 of 13) of all director nominees voluntarily self-identified as a visible minority(1), an Indigenous person(2), LGBTQ2+(3) or a person with a disability(4).

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(2)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“LGBTQ2+” is defined as a member of the Lesbian, Gay, Bisexual, Transgender, Queer, Two-Spirit, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

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The bank also sets goals for representation of women and other groups at the bank’s other senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis. In 2021, we made a broader and longer-term commitment to increase women in roles titled vice president and above in Canada to 45% by 2025. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. As at February 7, 2022, women comprise 23% (3 of 13) of SET members. Additionally, we have made a broad and long-term commitment to increase minority representation at executive levels across North America, achieving 25% Black, Indigenous Peoples and minority community, by 2025 and, in 2020, we committed to doubling the representation of Black executives at TD in North America by the end of 2022.
Proxy Access Policy
Under the bank’s proxy access policy qualifying shareholders may submit one or more director nominations to be included in the bank’s proxy circular and form of proxy and ballot for the annual shareholders’ meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders’ meeting may not exceed 20% of the board’s size.
The bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board’s recommendations. The names of the proxy access nominees will also be included in the bank’s form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board’s recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.
The ownership threshold of 5% of common shares of the bank that is contained in the bank’s proxy access policy is the minimum threshold currently permitted by the Bank Act. A lower ownership threshold of 3% of common shares is prevalent in the form of proxy access adopted by companies in the U.S. and is preferred by some of the bank’s shareholders in Canada. The Department of Finance (Canada) has engaged in a consultation process with a view to updating the Bank Act. In that context, the bank made a submission (available at the following link: www.td.com/governance/proxy-access.jsp) proposing that the proxy access framework which has been adopted by the bank be incorporated into the Bank Act, but with the 3% ownership threshold. Amendments to the corporate governance provisions of the Bank Act were not included in the priority amendments to the Act announced in March 2018. At that time, the government also announced that additional legislative amendments will be proposed that will include corporate governance, and the government extended the sunset provision in the Bank Act for an additional five years to 2023. If and when the proposed legislative changes outlined in the letter are made, TD’s board of directors intends to lower the minimum ownership threshold in the bank’s proxy access policy to 3% from 5%.
The bank is aware that some shareholders would prefer to see proxy access adopted by way of a by-law approved by shareholders. The bank currently expects that, following the enactment of corporate governance changes to the Bank Act flowing from the review mentioned above, the bank will update its by-law. When this happens, the bank will give effect to the terms of its proxy access policy in its by-law.
Assessments
The board annually evaluates the effectiveness of the board and its chair, its committees and their chairs, individual directors, and the CEO.
The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board’s approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the Board Chair and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.
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Annual Assessments	Participants	Process
Board Feedback	All directors and select executives
•
Participants complete a comprehensive feedback survey on board effectiveness and performance.

•
Feedback is sought on a variety of matters, including what the board could do differently, what the board’s priorities should be in the coming year, execution of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the board and senior management.

•
Responses are submitted to an independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair to identify key themes and possible actions.

•
The Board Chair leads a discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•
The Board Chair then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors
•
The Board Chair has one-on-one discussions with each director.

•
The Board Chair first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and other directors.

•
The Board Chair then meets with each director to provide individual feedback.

Committees and Committee Chairs Feedback	All committee members
•
Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.

•
Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive supporting each committee is invited to participate in a portion of the session.

Board Chair Feedback	All directors and select executives
•
As part of a comprehensive board feedback survey, participants are asked to assess and comment on the Board Chair’s performance.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The chair of the human resources committee leads an in-camera discussion with the board (with the Board Chair absent) and meets with the Board Chair to provide feedback and develop objectives for the coming year.

•
These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer Feedback	All directors and select executives
•
As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance. To aid in this assessment, all directors receive a copy of the CEO’s self-assessment of performance against the corporate goals and objectives agreed to by the CEO and the board at the beginning of the year.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The Board Chair, together with the chair of the human resources committee, leads an in-camera discussion of the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

•
The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the human resources committee and approved by the board.

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Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors the implementation of action plans by the Board Chair and the board’s committees in light of their respective objectives. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.
The corporate governance committee identifies any recurring themes across committees and oversees the continued improvement in board and committee processes for agenda time management, advance materials, presentations and continuing education opportunities.
Retirement Age and Term Limits
The bank’s Corporate Governance Guideline provides that no director will serve beyond the annual meeting following their 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. In exceptional circumstances, on the recommendation of the corporate governance committee, the board may extend the 15-year limit for a director by up to an additional five years. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as they hold such office.
Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.
The corporate governance committee also considers whether each nominee’s ability to make a contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.
Election of Directors and Majority Voting Policy
The bank’s Majority Voting Policy states that, if a director nominee in an uncontested election receives from the common shares voted at the meeting or by proxy a greater number of shares withheld than shares voted in favour of their election (i.e. the nominee is not elected by at least a majority of 50% + 1 vote), they must immediately tender their resignation to the Board Chair. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders their resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender their resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors; that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.
COMPENSATION GOVERNANCE
Director Compensation
The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors’ and shareholders’ interests. The board determines the amount and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.
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Executive Compensation

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value over the long-term. The bank’s executive compensation program is overseen by the board and its human resources committee and is fully described in the “Approach to Executive Compensation” section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen Consulting Inc., reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2021 Performance and Compensation” section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The human resources committee also reviewed the executive compensation disclosure in this circular before it was approved by the board. The bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:
•
at year end, the CRO presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•
any changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the CRO to confirm that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•
all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•
the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

•
a comprehensive claw back feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans, and in addition all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct;

•
a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•
share ownership requirements including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee’s independent advisor can be found in the “Independent Advisors” section of the Report of the Human Resources Committee.
CEO Compensation
The board annually assesses the CEO’s performance against pre-defined corporate goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and SET members. The assessment includes consideration of performance against the goals and objectives agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, colleague and environmental, social and governance measures. For a detailed analysis of the CEO’s compensation in fiscal 2021, see the “CEO Compensation” section of this circular.
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BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found above in “Report of the Human Resources Committee” and below in the “Reports of the Board of Directors and Committees” sections of this Schedule A.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending membership on committees, the corporate governance committee constitutes each committee with directors with the right mix of experience, expertise and diverse perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. The corporate governance committee is composed of the Board Chair and the chairs of the audit committee, risk committee and human resources committee. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, general counsel, chief auditor, chief compliance officer, chief anti-money laundering officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.
Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.
REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES
The board and its committees regularly review the bank’s governance policies and procedures to be sure they meet or exceed evolving regulatory and market expectations. The reports of the board and its committees below are all as at October 31, 2021.
REPORT OF THE BOARD OF DIRECTORS
The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (see “Board Mandate” in this Schedule A for details). The board is satisfied that it has fulfilled its responsibilities in fiscal 2021.
Succession Planning and Talent Development
•
Reviewed the bank’s ongoing succession planning and talent management strategy overall and for key leadership roles.

•
Received updates on the bank’s diversity and inclusion programs, including a comprehensive presentation on the bank’s focus on the inclusion of Indigenous Peoples.

•
Reviewed reports on colleague engagement and development, including the bank’s future workplace strategy.

Strategy
•
Reviewed, provided input and approved the bank’s 2022 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans in keeping with the bank’s purpose.

•
Evaluated the top and emerging risks, including competitive, economic and political dynamics, and the programs implemented to address them.

•
Evaluated organic and acquisition growth opportunities, strategic opportunities, as well as investments in emerging capabilities, innovation platforms and technologies to deliver customer experience leadership across digital, branch/store and all other distribution channels, to support the bank’s long-term strategy.

•
Reviewed the bank’s digital, technology and cyber security programs, including the use of Cloud.

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Strategy (continued)
•
Considered the implications of the ongoing pandemic for each segment strategy, as well as enterprise-wide recovery readiness, the workplace and operating environment, changes in consumer behaviour and expectations, and the evolving competitive landscape.

•
Reviewed progress related to the bank’s ESG strategies, priorities and programs, including approval of the Climate Action Plan, and the related enhancements to the bank’s risk management system.

•
Reviewed the bank’s ongoing economic inclusion strategies for underserved communities, including enhancements of products and services to meet the needs of Indigenous Peoples.

•
Monitored the bank’s inorganic growth strategy and initiatives, including the successful acquisition of Headlands Tech Global Markets, LLC, to strengthen electronic bond trading infrastructure, and the purchase of Wells Fargo’s Canadian Direct Equipment Finance business to expand the bank’s presence in core markets.

•
Received regular reporting, and provided input on, the bank’s data and analytics strategy, including deployment of enterprise-wide analytics technologies and platforms, competitive advantages of the bank’s artificial intelligence (AI) and automation programs, and associated talent acquisition and retention strategies.

•
Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank’s growth and long-term value and provided appropriate challenge and guidance to management.

Risk Management
•
Upon the recommendation of the risk committee, approved the bank’s risk appetite statement and monitored adherence.

•
Reviewed the bank’s enterprise-wide stress testing program and its output, including predicted impact of the stress scenarios on the bank’s capital and earnings.

•
Reviewed the bank’s cyber security program, including threat readiness and resilience, and sustainability to monitor and respond to potential cyber-attacks.

•
Received updates on the bank’s learnings from the pandemic, including potential impacts on credit, market and third party risk.

•
Received regular reporting from the corporate governance committee on its oversight of the bank’s conduct risk program.

Financial Reporting
•
On the recommendation of the audit committee, approved the bank’s interim and annual consolidated financial statements, management’s discussion and analysis, and the earnings news releases on quarterly and annual results.

Operations
•
Considered the risks facing the bank’s various businesses and regularly evaluated plans and progress to improve resilience and address critical operational risks with management.

•
Received regular reporting from the bank’s chief risk officer and executive leaders on the bank’s response to the ongoing pandemic, including updates on health and safety; economic indicators, customer relief programs; operational and financial resilience, credit risk and cyber and technology security.

•
Focused on the continued progress of initiatives to reduce costs and manage expenses in a sustainable manner and to achieve greater operational and project delivery excellence.

Board Succession
•
On the recommendation of the corporate governance committee, appointed Ms. Cherie Brant, Partner and National Leader, Indigenous Law at Borden Ladner Gervais (BLG) to the board of directors and to the risk committee in August 2021. Further details are included in the “Report of the Corporate Governance Committee” in this circular.

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The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2021, are provided in this circular. Detailed disclosure of the bank’s corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
Committee Members (at fiscal year-end)
Brian M. Levitt (chair); Amy W. Brinkley; Karen E. Maidment; and Alan N. MacGibbon
Independence The committee is composed entirely of independent directors	Meetings 7 during fiscal 2021	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2021
Responsibilities
The corporate governance committee, chaired by the Board Chair, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. The committee’s main responsibilities, as set out in its charter, include:
•
identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders’ meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders;

•
developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank;

•
satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

•
overseeing the bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for environmental and social matters;

•
providing oversight of enterprise-wide conduct risk and acting as the conduct review committee of the bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions; and

•
overseeing the evaluation of the board and committees.

The committee meets regularly without management present, and separately with the general counsel and with the chief compliance officer.
2021 Highlights
The committee reviewed a number of initiatives to carry out its mandate and further improve the bank’s governance practices and standards, including:
Oversight of Board Effectiveness
•
Monitored the effective operation of the board and its committees, including the allocation of activities between committees.

•
Conducted the annual assessment of the board, its committees and their chairs, and of individual directors.

Board and Committee Composition
•
Continued to develop Board succession and candidate pipeline, with a focus on director diversity.

•
Oversaw a comprehensive director orientation process for the bank’s new directors and received a report on the effectiveness of the director continuing education program.

•
Reviewed the director skills/experience matrix to satisfy itself that it continues to reflect the most relevant skills, experiences and competencies.

•
During the 2021 fiscal year, the committee recommended that the board appoint Ms. Cherie Brant, Partner and National Leader, Indigenous Law group at Borden Ladner Gervais LLP (BLG), as a new director and member of the risk committee. Ms. Brant was determined by the committee to be an excellent candidate due to her legal and governance skills, and experience and expertise in financing and economic development. For further information about the competencies and personal attributes of Ms. Brant, see the “Director Nominees” section of this circular.

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Purpose and Environmental and Social Matters
•
Reviewed the bank’s annual Environmental, Social and Governance (ESG) Report with management.

•
Oversaw the Bank’s ESG strategy including the Climate Action Plan and target setting.

•
Reviewed the responsibility of the board’s various committees for oversight and reporting on certain ESG matters.

•
Received an education session and updates on the bank’s policies, procedures, and programs on the topic of human rights (as they relate to products, services and operations) to support further discussion at committee meetings.

Shareholder Engagement	• Oversaw engagement by directors and management with shareholders, including diversity, ESG and other emerging governance topics.
Governance Developments
•
Received reports on evolving regulatory practices, legislative changes and industry developments that may impact the bank’s own governance practices.

•
Received management’s report on the challenges and opportunities of virtual board meetings and implemented innovative ways to streamline meeting processes to support effective interactions.

Oversight of Conduct Risk and Ethical Behaviour
•
Oversaw conduct risk and received regular reports on performance, emerging trends and the effectiveness of the Bank’s risk program.

•
Received regular reports from the bank’s chief compliance officer (including on the implementations of the Consumer Protection Framework, Client Focused Reforms in Canada and the bank’s complaint-handling procedures) and Internal Audit on their oversight and continued monitoring of the conduct risk program,

•
Received an update on the evolution of culture and assigned board-level responsibility for the oversight of the Culture Framework to the human resources committee.

•
Oversaw the rebranding of the TD Ombudsman’s Office to Senior Customer Complaints Office (effective Q1 F2022) and received updates on trends in the nature, origin and resolution of complaints in Canada.

Regulatory Requirements and Supervisory Expectations for Boards of Directors	• Monitored that the committees of the board meet the oversight expectations of the bank’s regulators and supervisory authorities.
Subsidiary Governance
•
Reviewed the linkages between the bank’s board and the boards of directors of the bank’s U.S. bank holding companies and the bank’s U.S. banking subsidiaries, including management’s report on the effectiveness of the subsidiary governance control framework.

•
Received management’s report on global regulatory developments and legislative changes as well as internal corporate reorganizations impacting the Bank’s subsidiaries.

REPORT OF THE AUDIT COMMITTEE
Committee Members (at fiscal year-end)
Alan N. MacGibbon* (chair); Brian C. Ferguson*; Jean-René Halde; Irene R. Miller*; Claude Mongeau*; and S. Jane Rowe* (*audit committee financial experts)
Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2021, including 2 joint sessions with the risk committee (the shareholders’ auditor attended all meetings)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2021
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Responsibilities
The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and the effectiveness of the internal and external audit functions, compliance and anti-money laundering. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:
•
overseeing reliable, accurate and clear financial reporting to shareholders;

•
overseeing the effectiveness of internal controls, including internal control over financial reporting;

•
being directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor  —  the shareholders’ auditor reports directly to the committee;

•
receiving reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, and chief anti-money laundering officer, and evaluating the effectiveness and independence of each;

•
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank’s compliance with the laws and regulations that apply to it; and

•
acting as the audit committee for certain subsidiaries of the bank that are federally-regulated financial institutions.

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, the chief executive officer, the chief financial officer, the general counsel, the chief auditor, the chief compliance officer, and the chief anti-money laundering officer.
2021 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Oversight of Internal Controls
•
Reviewed information with respect to key controls over financial reporting, testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions. Areas of particular focus included:

–
Allowance for credit losses

–
Fair value measurement of derivatives

–
Valuation of provision for unpaid claims

–
Measurement of provision for uncertain tax positions

•
Received regular updates from the finance function on key controls and processes to satisfy itself that financial reporting is reliable and accurate.

•
Reviewed the opinion of the chief compliance officer on the adequacy of, adherence to, and effectiveness of enterprise-wide regulatory controls.

•
Received updates from the internal audit, finance, compliance and anti-money laundering functions to satisfy itself that there are adequate resources with experience and knowledge in each of the key oversight functions, as well as appropriate succession planning for all key resources.

•
Reviewed and approved the annual internal audit plan, including the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and is aligned with the risk profile of the bank and stakeholder expectations.

•
Received regular updates from the bank’s chief auditor on the status of major audits, effectiveness, optimization and sustainability of key controls, including related to top and emerging risks, and enterprise-wide themes, including potential impacts of the ongoing pandemic.

•
Received regular updates from the shareholders’ auditor on the status of their review and reporting relating to the effectiveness of the bank’s internal control over financial reporting.

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Oversight of Shareholders’ Auditor
•
Oversaw the work of the shareholders’ auditor, including review of audit plans, associated fees and their work related to areas of significant audit risk in accounts or disclosures that are material to the consolidated financial statements and involve especially challenging, subjective or complex judgments, including those related to the particular areas of focus for internal controls oversight as noted above.

•
Conducted an annual review of the shareholders’ auditor, including in respect of: the auditor’s independence, objectivity and professional skepticism; quality of the engagement team, and its communications and interactions with the auditor; and quality of service provided. The Committee concluded that the results of the annual review of Ernst & Young LLP (EY) were satisfactory.

•
Received updates on the action plans resulting from the annual review, including updates on the audit quality indicators incorporated into the 2021 auditor assessment report.

•
Reviewed and approved shareholder auditor and key team member rotation.

•
Reviewed the annual independence report of the shareholders’ auditor and recommended to the board for recommendation to the shareholders the appointment of the shareholders’ auditor.

•
Reviewed the annual Canadian Public Accountability Board (CPAB) Audit Quality Insights Report  —  2021 Fall Inspections Results and Summary of the 2018 PCAOB inspection report of EY (Canada).

•
Pre-approved all engagements with EY (including any audit and non-audit services).

•
Reviewed updates from the shareholders’ auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including EY’s governance standards in audit quality and enhanced processes to monitor and respond to potential fraud.

Finance and IFRS, Financial Reporting
•
Oversaw the bank’s annual and quarterly financial reporting process, including the bank’s reporting under IFRS.

•
Received regular updates from the finance function on the bank’s significant accounting policies, significant qualitative and quantitative judgments in accounting policies and estimates, and significant changes to financial statement disclosures, including those related to the particular areas of focus for internal controls oversight as noted above.

•
Received updates on the accounting and financial reporting impact of the acquisition of TD Ameritrade Holding Corporation by The Charles Schwab Corporation (“Schwab”).

•
Received updates on various financial reporting matters and accounting changes, as well as an education session on financial reporting evolution, governance and control framework of the bank’s subsidiaries.

•
Received regular progress updates on the adoption of IFRS 17, Insurance Contracts and the impact of IBOR Reform on financial reporting, including the IASB’s Interest Rate Benchmark Reform amendments .

Compliance
•
Received updates on consumer protection compliance, including applicable regulatory developments, including an education session on the regulatory environment.

•
Reviewed information with respect to compliance testing and monitoring matters, regulatory examinations, and ongoing regulatory updates.

•
Received regular updates from the bank’s chief compliance officer and compliance unit executives on the effectiveness of key regulatory controls, top and emerging risks, and key regulatory issues.

•
Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and reviewed and approved the compliance department’s annual plan.

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Anti-Money Laundering/ Terrorist Financing
•
Oversaw the execution and ongoing effectiveness of the anti-money laundering/anti-terrorist financing/economic sanctions/anti-bribery and anti-corruption program (AML program), including the related risk assessment.

•
Reviewed and approved the bank’s AML department annual plan, including the bank’s AML strategic priorities.

•
Received regular updates on the effectiveness of key controls, status of key initiatives, operational performance, top and emerging risks and regulatory developments, including with respect to the impacts of the ongoing pandemic.

•
Received regular updates from the bank’s chief anti-money laundering officer and key executives from the project team on the status of key technology-related projects to enhance operational effectiveness and efficiency, as well as an education session on AML technology.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2021 annual information form (www.sedar.com or www.td.com/investor/other.jsp).
REPORT OF THE RISK COMMITTEE
Committee Members (at fiscal year-end)
Amy W. Brinkley (chair); Cherie L. Brant; Colleen A. Goggins; David E. Kepler; Alan N. MacGibbon; and Karen E. Maidment
Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2021 (including 2 joint sessions with the audit committee and 1 joint session with the human resources committee)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2021
Responsibilities
The risk committee is responsible for overseeing the management of the bank’s risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite and reinforce the bank’s risk culture. The committee’s main responsibilities, as set out in its charter, include:
•
Approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed

•
Reviewing and recommending the bank’s Enterprise Risk Appetite Statement for approval by the Board

•
Overseeing the bank’s major risks as set out in the ERF

•
Reviewing the bank’s risk profile and performance against Risk Appetite

•
Providing a forum for “big-picture” analysis of an enterprise view of risk including considering trends and current and emerging risks

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present. The committee, together with the full board of directors, remains focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.
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2021 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Enterprise Risk Framework and Risk Appetite Process
•
Reviewed and approved the bank’s ERF, which continues to further enhance the bank’s risk culture and to support a common understanding of how it manages risk in line with the bank’s strategy and risk appetite.

•
Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the Board for approval.

•
Reviewed Risk Management’s assessment of the bank’s risk performance in relation to in relation to the risk appetite statement as a key consideration in senior management compensation decisions.

•
Oversaw the further enhancement of risk frameworks for several of the bank’s major risk categories.

Governance, Risk and Control
•
Received comprehensive presentations and engaged in discussions on cybersecurity, including updates on the evolving threat landscape, including risks related to the ongoing pandemic, public cloud adoption, application security and resilience, with particular focus on TD’s critical digital assets, enhancements to controls and global incident response.

•
Reviewed and approved the bank’s recovery and resolution plans and reviewed reporting related to testing activities.

•
Received reports and engaged in discussions with executives from each of the bank’s primary business segments regarding management’s oversight of key risks, challenges and mitigating actions.

•
Reviewed management updates on technology including access management, insider risk, market risk, model risk, environmental and social risks, (such as climate change), third party risk management, risks associated with business growth, transformation, and operational resilience.

•
Reviewed and approved the delegation of risk and credit limits to management.

Emerging Risks
•
Reviewed and engaged in discussions relating to emerging risks as reported in the enterprise risk dashboard including environmental and social risks; negative interest rates; geopolitical risks; benchmark rate reform; and strategic risks of the evolving landscape.

•
Participated in an education session led by an external speaker on issues related to digital currency and its potential implications for the bank.

Risk Culture
•
Continued focus on ensuring the bank supports a culture which promotes accountability, escalates and promptly resolves issues, learns from past experiences, and encourages open communication and transparency on all aspects of risk taking.

Risk Management Activities
•
Reviewed presentations and reports on compliance with risk management policies and limits, regulatory updates and the results of enterprise stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, and an in-depth review of the bank’s credit portfolio including a review of asset concentration and the impact of climate risk.

•
Received management presentations on key risk issues, including environment and social risks, inter-bank offered rate (IBOR) transitions, Basel III reforms, and key controls in a remote work environment. .

•
Oversaw Treasury and Balance Sheet Management non-trading market and liquidity risks and related activities.

•
Conducted an internal review to assess the adequacy of Risk Management’s annual budget and resource plan.

•
Assessed the effectiveness of the chief risk officer and approved their mandate.

Risk Management Reports
•
Reviewed the quarterly enterprise risk dashboards, which include reporting on the bank’s top and emerging risks and performance against risk appetite.

•
Received updates on the management of and significant exposures relating to the bank’s major risk categories, and other topical updates.

•
Reviewed regular COVID-19 dashboards, which consolidate and summarize pandemic impacts across the enterprise.

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SHAREHOLDER INQUIRIES
For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Transfer Agent
TSX Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada or U.S. only)
   or 416-682-3860
Facsimile: (for general inquiries) 1-888-249-6189
or (for sending proxies) 416-368-2502 or
(toll free Canada or U.S. only) 1-866-781-3111
Email: shareholderinquiries@tmx.com or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Co-Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233
   or
Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY 40202
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
Annual and Quarterly Reports and Voting Results
Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr2022.jsp). Registered shareholders may cease to receive the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact TSX Trust Company, the bank’s transfer agent, at the address noted above.
If you wish to view a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/annual-meeting/2022) or on www.sedar.com or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.
For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,
•
By phone at 416-944-6367 or 1-866-756-8936

•
By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email to tdshinfo@td.com

You may contact the independent directors through the Board Chair,
•
By mail to:

Mr. Brian M. Levitt
Board Chair
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt expressing an interest in communicating directly with the independent directors via the Board Chair will be communicated to Mr. Levitt.

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